
10011068

Large enough to serve,
small enough to care.






2009 Annual Report


LNB
Bancorp, Inc.





Corporate Information



Corporate Profile

LNB Bancorp, Inc. is a $1.1 billion bank holding company. The Lorain National Bank, LNB Bancorp's primary subsidiary, provides a full spectrum of financial services, including full-service community banking, specializing in commercial, personal banking services, residential mortgage lending and investment and trust services. Lorain National Bank serves customers through twenty retail banking centers and twenty-seven 24-hour ATMs in Lorain, eastern Erie, western Cuyahoga and Summit counties.

North Coast Community Development Corporation, a wholly owned subsidiary of The Lorain National Bank, provides qualified community businesses with debt financing. NCCDC offers commercial loans with preferred interest rates on projects that meet the standards for the New Markets Tax Credit Program.

For brokerage services, the Bank operates under an agreement with Investment Centers of America, a member of FINRA/SIPC. Investment Centers of America offers mutual funds, variable annuity and life insurance products, along with investments in stocks and bonds.

Our Vision

The vision of LNB Bancorp, Inc. is to be recognized as a high growth, efficiently managed independent community bank.

Our Mission

The mission of LNB Bancorp, Inc. is to be a profitable, responsible, independent business that provides extraordinary service to our customers and community, while maximizing shareholder value and creating a high-quality and challenging work environment for our associates.

Contents

LNB Bancorp, Inc.

457 Broadway
Lorain, Ohio 44052


SEC MAIL
RECEIVED
PROCESSING
MAR 26 2010
WASH. DC
193
SECTION

Dear Shareholders:

The 2010 Annual Meeting of Shareholders (the "Annual Meeting") of LNB Bancorp, Inc. ("LNB") will be held at The Lorain National Bank, 521 Broadway, Lorain, Ohio, 44052, on Tuesday, April 27, 2010 at 10:00 a.m. local time.

The Annual Meeting will be held for the purposes that are described in the notice of the Annual Meeting, and more fully addressed in LNB's proxy materials accompanying this letter. We encourage you to read all of these materials carefully, and then vote using the enclosed proxy card.

At the Annual Meeting, LNB will ask its shareholders to vote upon a proposal to elect four directors of LNB. The Board of Directors has nominated Robert M. Campana, Daniel G. Merkel, Thomas P. Perciak and Donald F. Zwilling, CPA, each of whom is currently a director of LNB, for election as directors. LNB will also ask its shareholders for advisory approval of LNB's executive compensation program.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE **"FOR"** THE DIRECTOR NOMINEES IN PROPOSAL 1, AND **"FOR"** PROPOSAL 2.

Your vote is important regardless of the number of shares you own. The Board of Directors urges you to sign, date and deliver the enclosed proxy, as promptly as possible, by mail (using the enclosed postage-paid envelope).

I can assure you that the Board of Directors and LNB's management will continue to act in the best interests of all LNB shareholders. We appreciate your continued support.

Sincerely,

James R. Herrick
Chairman of the Board of Directors

March 15, 2010

LNB BANCORP, INC.

457 Broadway
Lorain, Ohio, 44052

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2010

March 15, 2010

To the Shareholders of LNB Bancorp, Inc.:

The 2010 Annual Meeting of Shareholders (the "Annual Meeting") of LNB Bancorp, Inc. ("LNB") will be held at The Lorain National Bank, 521 Broadway, Lorain, Ohio, 44052, on April 27, 2010 at 10:00 a.m. local time for the purpose of considering and voting upon the following matters as more fully described in the attached Proxy Statement:

1. To elect four directors for the next three years;
2. To seek advisory approval of LNB's executive compensation program; and
3. To transact any other business which may properly come before the meeting or any postponement or adjournment of the meeting.

Shareholders of record at the close of business on March 9, 2010 will be entitled to vote the number of common shares held of record in their names on that date at the Annual Meeting.

We urge you to sign, date and return the enclosed proxy card as promptly as possible, whether or not you plan to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, and regardless of the number of common shares you own, we urge you to vote "FOR" the four director nominees in Proposal 1, and "FOR" Proposal 2.

By Order of the Board of Directors,

Robert F. Heinrich
Corporate Secretary

Your vote is important. Please mark, sign, date and mail the enclosed proxy form(s) whether or not you plan to attend the Annual Meeting. A return envelope is enclosed for your convenience.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 27, 2010:

The Proxy Statement and the 2009 Annual Report are available at www.proxydocs.com/lnbb.

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

LNB BANCORP, INC.

457 Broadway
Lorain, Ohio 44052

PROXY STATEMENT FOR 2010 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2010

Date, Time and Place of the Annual Meeting

This Proxy Statement is being furnished to shareholders of LNB Bancorp, Inc. ("LNB" or the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation for the 2010 Annual Meeting of Shareholders, and any postponement or adjournment thereof, to be held at the time and place set forth in the accompanying notice (the "Annual Meeting"). The notice of the meeting, this Proxy Statement, the Corporation's annual report to shareholders for the fiscal year ended December 31, 2009 and the enclosed proxy card are first being sent to shareholders on or about March 15, 2010.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is to consider the proposals that are described in the notice of Annual Meeting, and more fully addressed in this Proxy Statement. We encourage you to read all of these materials carefully, and then vote the enclosed proxy card.

At the Annual Meeting, LNB will ask its shareholders to vote upon the following proposals:

1. To elect four directors of the Corporation. The Board of Directors has nominated Robert M. Campana, Daniel G. Merkel, Thomas P. Perciak and Donald F. Zwilling, CPA, each of whom is currently a director of LNB, for election as directors.

   The Board of Directors unanimously recommends that you vote **"FOR"** the director nominees in Proposal 1.

2. To seek advisory approval of LNB's executive compensation program.

   The Board of Directors unanimously recommends that you vote **"FOR"** Proposal 2.

We urge you to sign, date and return the enclosed proxy card as promptly as possible, whether or not you plan to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, and regardless of the number of common shares you own, we urge you to vote "FOR" the four director nominees in Proposal 1, and "FOR" Proposal 2.

QUESTIONS & ANSWERS ABOUT THE ANNUAL MEETING

The following are some questions that you may have regarding the matters being considered at the Annual Meeting as well as brief answers to those questions. LNB urges you to read the remainder of this Proxy Statement carefully because the information below does not provide all information that might be important to you.

Q: When and where will the Annual Meeting of the shareholders of LNB take place, and who is entitled to vote at the Annual Meeting?

A: The Annual Meeting will be held on Tuesday, April 27, 2010 at 10:00 a.m., local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052. You may attend the Annual Meeting and vote your shares in person, rather than voting the enclosed proxy card; but, whether or not you intend to attend the Annual Meeting, the Board of Directors urges you to sign, date and deliver the enclosed proxy card, as promptly as possible, by mail (using the enclosed postage-paid envelope). If you hold shares in street name and would like to vote your shares in person at the Annual Meeting, you must present a legal proxy from your bank, broker or nominee at the Annual Meeting.

LNB's Board of Directors has fixed the close of business on March 9, 2010 as the record date (the "Record Date") for the determination of shareholders entitled to vote at the Annual Meeting. Only holders of record of LNB's common shares at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Each common share entitles record holders to one vote on each matter properly submitted for consideration at the Annual Meeting.

As of the Record Date, there were 1,913 record holders of the Corporation's common shares and 7,363,161 of the Corporation's common shares outstanding.

Q: What may I vote on at the Annual Meeting?

A: You may vote on Proposals 1 and 2 as described below.

Q: What do I need to do now?

Please carefully read and consider the information contained in this Proxy Statement, and vote your shares in any of the ways provided in this Proxy Statement.

Q: How does the Board of Directors recommend that I vote?

A: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE **"FOR"** THE DIRECTOR NOMINEES IN PROPOSAL 1 AND **"FOR"** ADVISORY APPROVAL OF THE CORPORATION'S EXECUTIVE COMPENSATION PROGRAM AS DISCUSSED IN PROPOSAL 2.

Q: How can I vote my common shares?

A: If your common shares are registered directly in your name with our transfer agent, you are a shareholder of record with respect to those common shares, and you may either vote in person at the Annual Meeting or by signing, dating and returning the enclosed proxy card in the envelope provided. You may also vote your shares through the internet or via telephone by following the instructions contained on the enclosed proxy card. Whether or not you plan to attend the Annual Meeting in person, you should submit your proxy card as soon as possible. If your LNB common shares are held in "street name" through a broker, bank or other nominee, you should follow the directions provided by your broker, bank or other nominee regarding how to instruct such party to vote. Brokerage firms have the authority to vote shares on certain "routine" matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **Please note that the New York Stock Exchange rules governing broker voting have changed and an uncontested election of directors is no longer considered a routine matter. This means that brokers may not vote your shares on the election of directors if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

Broker non-votes, if any, will be counted for determining whether there is a quorum. With respect to Proposal 2, "broker non-votes" will have the effect of votes "against" such proposal, but will not be counted for purposes of the election of directors under Proposal 1.

If the enclosed proxy card is properly executed and returned to LNB in time to be voted at the Annual Meeting, the common shares represented by your proxy will be voted in accordance with your instructions marked on the proxy card. Where properly executed proxies are returned but no such instructions are given, the proxy holders will vote "FOR" the election of the four director nominees nominated by the Board of Directors and "FOR" advisory approval of the Corporation's executive compensation program.

Q: Will the proxy holders named on the proxy card have discretionary authority to vote my common shares?

A: As to any matters that may properly come before the meeting that are not on the enclosed proxy card, the proxy grants to Gary J. Elek and Robert F. Heinrich the authority to vote the shares for which they hold proxies in accordance with their discretion.

Q: Can I change my vote?

A: You may revoke a proxy at any time prior to its exercise by filing with LNB's Secretary a written notice of revocation, by delivering to LNB's Secretary a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. The mere presence of a shareholder at the Annual Meeting will not automatically revoke any proxy previously given by such shareholder. Written notices of revoked proxies may be directed to Mr. Robert F. Heinrich, Corporate Secretary, LNB Bancorp, Inc., 457 Broadway, Lorain, Ohio 44052.

If you are a beneficial owner of common shares, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described above.

Q: What constitutes a quorum?

A: Under LNB's Code of Regulations, the number of common shares held by the shareholders present in person or by proxy at the Annual Meeting constitute a quorum for the transaction of business at the Annual Meeting. Nasdaq Stock Market rules provide, however, that in no case shall a quorum be less than thirty three and one-third percent (33⅓%) of the outstanding common shares. Accordingly, so long as at least thirty three and one-third percent (33⅓%) of the outstanding common shares of the Corporation are present in person or by proxy at the Annual Meeting, a quorum shall be present for the transaction of business at the Annual Meeting. Abstentions will be counted for purposes of determining the number of shares present at the Annual Meeting. Broker non-votes will be counted for purposes of determining the number of shares present at the Annual Meeting, unless the broker has failed to vote as to all matters.

Q: What vote is required by LNB in connection with the proposals?

A: A plurality of the votes cast at the meeting is required to elect directors. The four director nominees receiving the highest number of "for" votes at the Annual Meeting will be elected as directors under Proposal 1. Abstentions, broker non-votes and instructions on the enclosed proxy card to "withhold authority" to vote "for" one or more of the nominees will result in the nominee receiving fewer votes, but will not affect the outcome of the election.

The approval of the advisory proposal on LNB's executive compensation program under Proposal 2 requires the affirmative vote of the holders a majority of the common shares present in person or by proxy at the Annual Meeting. Abstentions with respect to Proposal 2 will not be voted, but will be counted for purposes of determining the number of shares present. Accordingly, abstentions and broker non-votes will have the same effect as an "against" vote.

Q: What should I do if I receive more than one set of voting materials?

A: If your common shares are registered differently and are held in more than one account, then you will receive more than one Proxy Statement and proxy card. Please be sure to vote all of your accounts so that all of your common shares are represented at the Annual Meeting.

Q: What identification should I bring to the Annual Meeting?

A: All shareholders who owned LNB common shares on the Record Date may attend the Annual Meeting. In order to gain admission to the Annual Meeting, please be sure to bring with you a valid government-issued personal identification with a picture (such as a driver's license or passport). If your common shares are held in the name of a bank, broker or other nominee, you must also bring evidence of your ownership of common shares as of the Record Date, in the form of a letter or statement from your bank, broker or other nominee or the voting instruction card provided by the broker, in each case, indicating that you owned common shares as of the Record Date.

If you are a proxy holder for a LNB shareholder, then you must bring (1) the validly executed proxy naming you as the proxy holder, signed by a LNB shareholder who owned LNB common shares as of the Record Date, (2) a valid government-issued personal identification with a picture (such as a driver's license or passport) and (3) if the shareholder whose proxy you hold was not a record holder of LNB common shares as of the Record Date, proof of the shareholder's ownership of LNB common shares as of the Record Date, in the form of a letter or statement from a bank, broker or other nominee or the voting instruction card provided by the broker, in each case, indicating that the shareholder owned those common shares as of the Record Date.

Q: How will proxies for the Annual Meeting be solicited?

A: In addition to soliciting proxies by mail, LNB, through its directors and officers and regular employees, may also solicit proxies personally or by telephone, telegram, advertisement, courier service, or other means of communication (such as e-mail). Such directors and officers and regular employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Q: Who will bear the cost of soliciting proxies?

A: LNB will bear the cost of soliciting proxies in the form enclosed herewith. LNB will request persons, firms and corporations holding common shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from the beneficial owners and LNB will reimburse the holders for their reasonable expenses in doing so.

Q: Can I access the Notice of Annual Meeting, Proxy Statement and 2009 Annual Report on the internet?

A: The Notice of Annual Meeting, Proxy Statement and 2009 Annual Report are available on the internet at www.proxydocs.com/lnbb. We will also provide a copy of any of these documents to any shareholder free of charge, upon request in writing to Corporate Secretary, LNB Bancorp, Inc., 457 Broadway, Lorain, Ohio 44052.

If you hold your shares in a bank or brokerage account, your bank or broker may also provided copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of service.

COMPANY PROPOSALS

PROPOSAL 1 — ELECTION OF DIRECTORS

LNB's Amended Code of Regulations provides that the Board of Directors of the Corporation shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. The directors of each class shall hold office for a term of three years. At the Annual Meeting, four directors will be elected.

The Board of Directors has nominated Robert M. Campana, Daniel G. Merkel, Thomas P. Perciak, and Donald F. Zwilling, CPA, each of whom is currently a director of the Corporation, for election to the Board of Directors at the Annual Meeting. Each of the director nominees has indicated his willingness to serve another term as a director if elected, and has consented to be named in this Proxy Statement as a director nominee.

The names and qualifications of all of the current directors are set forth below in this Proxy Statement. The four directors standing for re-election are successful local business people who contribute much to the success of LNB. The Board of Directors believes that the re-election of these four directors is important to LNB's future growth and the fulfillment of LNB's strategic plan.

Daniel G. Merkel and Thomas P. Perciak were appointed as directors by the Board of Directors on April 22, 2008 pursuant to a settlement agreement (the "Settlement Agreement"). Additional information regarding the Settlement Agreement is included in the Corporation's Current Report on Form 8-K filed on April 23, 2008. J. Martin Erbaugh was appointed as a director by the Board of Directors effective May 10, 2007 in connection with the consummation of LNB's acquisition of Morgan Bancorp, Inc. and in accordance with terms of the related Agreement and Plan of Merger, dated January 15, 2007. There are no other arrangements or understandings pursuant to which any of the persons listed below were selected as directors or director nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL OF THE DIRECTOR NOMINEES.

Nominees for Election as Directors

Class III Directors. The information below is with respect to the nominees for election as Class III Directors of the Corporation at the Annual Meeting, whose terms will expire in 2013. Daniel P. Batista and James F. Kidd have each informed the Corporation of their intention to retire from the Board of Directors upon the expiration of their current terms at the Annual Meeting in accordance with the Corporation's internal director retirement guidelines and neither Mr. Batista nor Mr. Kidd will stand for reelection as a director at the Annual Meeting. Following the Annual Meeting, the size of LNB's Board of Directors will be fixed at 12 members.

Robert M. Campana, 50, has been a director since 1997. Since January 2000, Mr. Campana has been the owner of Campana Development, a real estate development company.

The Board concluded that Mr. Campana should serve as a director of the Corporation primarily due to his long experience in managing businesses and his significant experience in and knowledge of real estate development in the Corporation's markets. Mr. Campana is the former president of P.C. Campana Inc., owns and operates Campana Development, a real estate development company, and has been recognized in his community for his entrepreneurial skills. In addition, Mr. Campana has significant experience with the Corporation, having served on the Board for twelve years. This background enables Mr. Campana to provide valuable insights to the Board, particularly in evaluating the business conditions in markets in which the Corporation operates, as well as in setting corporate strategy and compensating the Corporation's management.

Daniel G. Merkel, 66, has been a director since 2008. From 2001 to 2007, Mr. Merkel was the Regional President-Commercial Lending of Republic Bancorp, Inc., a bank holding company. Following the acquisition of Republic Bancorp by Citizens Bancorp, Inc., Mr. Merkel served as a Senior Vice President of Citizens Bancorp until his retirement in 2008. From 1995 to 2001, Mr. Merkel was the Senior Vice President-Commercial Lending of Republic Bancorp, Inc., and from 1991 to 1995 he was President of Tech Built Manufacturing Company. Prior to that he held senior executive positions in banking and commercial mortgage lending in privately held and public companies.

The Board concluded that Mr. Merkel should serve as a director of the Corporation primarily due to his extensive experience in the banking industry and knowledge of banking operations and finance. Mr. Merkel's experience in a variety of positions with Republic Bancorp, Inc., as well as his educational background that includes a Masters in Business Administration from Cleveland State University, enables Mr. Merkel to provide valuable contributions to the Board. Mr. Merkel is also a retired senior officer with eight years of active duty and twenty-three years of reserve service to the U.S. Navy. This experience provides a unique perspective through which to evaluate the Corporation's management and organization.

Thomas P. Perciak, 62, has been a director since 2008. Since 2004, Mr. Perciak has been the mayor of Strongsville, Ohio. From 1999 until 2004, Mr. Perciak was the Executive Vice President of Fifth Third Bank, Northeastern, Ohio. From 1985 to 1999, Mr. Perciak was President and Chief Executive Officer of the Strongsville Savings Bank.

The Board concluded that Mr. Perciak should serve as a director of the Corporation primarily due to his extensive banking industry and management and community leadership experience. Prior to serving as the mayor of one of Northeast Ohio's most vibrant suburbs, Mr. Perciak spent years leading successful local financial institutions. Mr. Perciak's long industry experience provides the Board with valuable perspectives on the Corporation's management, strategy and risks. Mr. Perciak's role as a community leader and philanthropist also allows him to provide beneficial insights to the Corporation in serving as a community bank.

Donald F. Zwilling, CPA, 64, has been a director since 2005. Since 1976, Mr. Zwilling has been a partner, shareholder and director of Barnes Wendling CPAs, Inc., an accounting firm, and director in charge of Barnes Wendling CPAs, Inc.'s Sheffield Village office.

The Board concluded that Mr. Zwilling should serve as a director of the Corporation, primarily due to his extensive public accounting experience. Mr. Zwilling is a certified public accountant and accredited in business valuation with nearly four decades of experience working with businesses regarding tax and financial planning. Mr. Zwilling's experience is of particular value to the Board in assessing and evaluating the Corporation's financial performance, internal controls and management of financial risk.

Directors Continuing in Office

Class I Directors. The information below is with regard to Class I Directors of LNB, whose terms expire in 2011.

J. Martin Erbaugh, 61, has been a director since 2007. Since 1995, Mr. Erbaugh has been the President of JM Erbaugh Co., a private investment firm. Mr. Erbaugh was the Chairman of the Board of Morgan Bancorp, Inc. from 2002 until it was acquired by the Corporation in May 2007. Mr. Erbaugh served as a director of Lesco, Inc. from March 1995 to May 2007, including as Chairman of the Board from April 2002 to May 2007.

The Board concluded that Mr. Erbaugh should serve as a director of the Corporation primarily due to his experience in managing and serving as a director of businesses in the banking and finance industry, as well as his long experience in leading a financial institution in the Hudson, Ohio and Summit County area, a market in which the Corporation has sought to grow its business. Mr. Erbaugh's industry experience, experience as a director of other publicly-traded companies and educational background, which includes a law degree from Case Western Reserve University School of Law, enables Mr. Erbaugh to provide valuable contributions to the Board on a range of matters, including strategic direction, business operations and financial results, risk management and the compensation of management.

Terry D. Goode, 55, has been a director since 1997. Since 1987, Mr. Goode has been the Vice President of the Lawyers Title Insurance Corp. and Lorain County Title Company.

The Board concluded that Mr. Goode should serve as a director of the Corporation primarily due to his significant knowledge of the Corporation, having served as a director of the Corporation for twelve years, and experience in real estate development and finance in the markets in which the Corporation operates. Mr. Goode's knowledge and experience in the industry and the communities in which the Corporations operates allow him to serve a vital role on the Board in its assessment and evaluation of strategic direction and risk management, particularly with respect to the Corporation's management of credit risk.

James R. Herrick, 58, has been a director since 1999 and Chairman of Board since December 2004. Since 1987, Mr. Herrick has been the President of the Liberty Auto Group, Inc., an automobile dealership organization.

The Board concluded that Mr. Herrick should serve as a director of the Corporation primarily due to his extensive executive leadership experience and significant knowledge of the Corporation, having served on the Board for ten years. Mr. Herrick's experience, as well as his leadership of businesses in the communities in which the Corporation operates, enables him to provide the Board with valuable insight and perspective on organizational management, risk assessment and management, local and regional business conditions and trends relating to consumers and borrowers in the markets in which the Corporation operates.

Benjamin G. Norton, 70, has been a director since 1983. Since 1998, Mr. Norton has served as a human resources consultant to LTI Power Systems, Inc.

The Board concluded that Mr. Norton should serve as a director of the Corporation primarily due to his significant knowledge of the Corporation and its markets, having served as director of the Corporation for 26 years, and his long experience as a human resources consultant. Mr. Norton's background allows him to provide valuable insight to the Board in managing the Corporation's business operations, particularly in the structuring of the Corporation's compensation program and arrangements. Mr. Norton also has significant experience in civic leadership and strong ties to Corporation's primary market area, which provides the Board with valuable perspective in managing the Corporation in its role as a community bank.

Class II Directors. The information below is with regard to Class II Directors of LNB, whose terms expire in 2012.

Lee C. Howley, 62, has been a director since 2001. Since 2000, Mr. Howley has been the President of Howley Bread Group Ltd., a company that operates Panera Bread restaurant franchises. From 1996 to May 2007, Mr. Howley served as director of Lesco, Inc. From 1996 to September 2006, Mr. Howley served as director of Boykin Lodging Company.

The Board concluded that Mr. Howley should serve as a director of the Corporation, primarily due to his extensive executive leadership experience and financial and accounting expertise. Mr. Howley has long experience in managing businesses and serving on public company boards, and is a highly successful entrepreneur. Mr. Howley's background enables him to provide useful insight in evaluating the business conditions in markets in which the Corporation operates, as well as in setting corporate strategy and motivating the Corporation's management to achieve corporate goals. Mr. Howley's financial and accounting expertise is of particular value to the Board in evaluating and managing the Corporation's financial risk and internal controls in his role on the Audit and Finance Committee.

Daniel E. Klimas, 51, has been a director and the President and Chief Executive Officer of the Corporation and The Lorain National Bank since February 2005. Mr. Klimas was the President of the Northern Ohio Region of Huntington Bank from 2001 until February 2005.

The Board concluded that Mr. Klimas should serve as a director of the Corporation largely due to his role as the Corporation's Chief Executive Officer. The Board believes that having a member of the Corporation's management team, who is intimately familiar with the Corporation's day-to-day business operations, serve as director provides the Board with invaluable insight into the Corporation. Mr. Klimas' role as Chief Executive Officer and long experience in leadership positions within the banking industry allows Mr. Klimas to provide the Board with the management perspective necessary to successfully overseeing the Corporation and its business operations.

Jeffrey F. Riddell, 58, has been a director since 1995. Since 1992, Mr. Riddell has been the President and, since 1996, the Chief Executive Officer of Consumer Builders Supply Company.

The Board concluded that Mr. Riddell should serve as a director of the Corporation primarily due to his significant knowledge of the Corporation, having served as a director for fourteen years, and his long experience in managing businesses in the Corporation's markets. Mr. Riddell's background enables him to provide valuable insight in evaluating the business conditions in markets in which the Corporation does business, as well as in setting corporate strategy and managing the Board's governance structure.

John W. Schaeffer, M.D., 64, has been a director since 1999. Since 1976, Dr. Schaeffer has been the President of the North Ohio Heart Center, Inc.

The Board concluded that Dr. Schaeffer should serve as a director of the Corporation primarily due to his significant knowledge of the Corporation and its markets, and his strong ties to Corporation's primary market area, which provides the Board with perspective that is helpful to the Corporation in its role as a community bank. Dr. Schaeffer's experience and background as a physician and leader of a regional medical institution allow him to bring a perspective to the Board that is unique and different than many of the other members of the Board, which the Board finds valuable in its determination and evaluation of corporate goals, strategic direction and corporate governance structures.

PROPOSAL 2 — ADVISORY APPROVAL OF LNB'S EXECUTIVE COMPENSATION PROGRAM

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law, which expanded the executive compensation requirements previously imposed on the Corporation by the Emergency Economic Stability Act of 2008 ("EESA") and the U.S. Treasury's Troubled Asset Relief Program ("TARP"). On June 10, 2009, the U.S. Treasury issued interim final rules regarding EESA (the "TARP Regulations"). Under the TARP Regulations, any reporting company that has received or will receive financial assistance under TARP must permit a separate shareholder vote to approve the reporting company's executive compensation, as disclosed in the reporting company's Compensation Discussion and Analysis, related compensation tables, and other related material under the compensation disclosure rules of the SEC, in any proxy or consent or authorization for an annual or other meeting of its shareholders during the period in which any obligation arising from financial assistance provided under TARP remains outstanding.

The Board of Directors is providing the shareholders with the opportunity to cast an advisory vote on the Corporation's compensation program at the Annual Meeting. As set forth in the TARP Regulations, this vote will not be binding on or overrule any decisions by the Board of Directors, will not create or imply any additional fiduciary duty on the part of the Board, and will not restrict or limit the ability of the Corporation's shareholders to make proposals for inclusion in proxy materials related to executive compensation. However, the Compensation Committee of the Board of Directors (the "Compensation Committee") will take into account the outcome of the vote when considering future executive compensation arrangements. The Board of Directors has determined that a vote on the following resolution is the most appropriate manner in which to allow shareholders to vote on the Corporation's executive compensation programs and policies:

RESOLVED, that the shareholders approve the Corporation's executive compensation, as described in the Compensation Discussion and Analysis and the tabular and accompanying narrative disclosure regarding named executive officer compensation in this Proxy Statement.

Approval of this proposal will require the affirmative vote of a majority of the Corporation's common shares represented in person or by proxy at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS PROPOSAL.

OWNERSHIP OF VOTING SHARES

Security Ownership of Management and Principal Shareholders

The following table sets forth the beneficial ownership of the Corporation's common shares by each of the Corporation's directors and the Corporation's named executive officers, and the directors and executive officers as a group, as of March 9, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes generally voting power and/or investment power with respect to securities. Common shares that an individual has a right to acquire within 60 days after March 9, 2010, including pursuant to stock options to purchase common shares, are deemed outstanding for purposes of computing the percentage of beneficial ownership owned by the person holding such security, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated by footnote, the Corporation believes that the persons named in this table, based on information provided by these persons, have sole voting and investment power with respect to the securities indicated. The address of each of the Corporation's directors and executive officers is care of LNB Bancorp, Inc., 457 Broadway, Lorain, Ohio 44052. As of March 9, 2010, a total of 7,363,161 common shares were outstanding.

Name of Beneficial Owner	Common Shares Beneficially Owned(1)	Percentage of Class
Daniel P. Batista	31,639	*
Robert M. Campana	18,720(2)	*
Gary J. Elek	12,953(3)	*
J. Martin Erbaugh	103,049	1.40%
Terry D. Goode	77,000(4)	*
David S. Harnett	24,241(5)	*
James R. Herrick	13,427(6)	*
Lee C. Howley	16,650(7)	*
James F. Kidd	80,530	1.09%
Daniel E. Klimas	158,246(8)	2.11%
Daniel G. Merkel	4,310(9)	*
Kevin W. Nelson	10,598(10)	*
Benjamin G. Norton	156,801(11)	2.13%
Thomas P. Perciak	9,166	*
Jeffrey F. Riddell	102,590(12)	1.39%
John W. Schaeffer, M.D.	16,709(13)	*
Frank A. Soltis	15,852(14)	*
Donald F. Zwilling	8,399(15)	*
All Directors and Executive Officers as a Group (22 in group)	881,034(16)	11.73%

* Ownership is less than 1% of the class.

(1) Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the common shares reported.

(2) Common shares beneficially owned by Mr. Campana which are subject to shared voting and investment power with his spouse.

(3) Includes 453 shares beneficially owned by Mr. Elek which are held in the Corporation's 401(k) subject to shared voting and investment power.

(4) Includes 23,947 common shares beneficially owned by Mr. Goode which are subject to shared voting and investment power with his spouse.

(5) Includes 15,000 common shares beneficially owned by Mr. Harnett which are subject to unexercised stock options which are vested and exercisable and 1,741 shares which are held in the Corporation's 401(k) subject to shared voting and investment power.

(6) Includes 8,000 common shares beneficially owned by Mr. Herrick which are held in his company's 401(k) subject to shared voting and investment power.

(7) Includes 5,530 common shares beneficially owned by Mr. Howley which are held by a partnership of which Mr. Howley is a partner and which are subject to shared voting and investment power.

(8) Includes 123,332 common shares beneficially owned by Mr. Klimas which are subject to unexercised stock options which are vested and exercisable and 3,172 shares which are held in the Corporation's 401(k) subject to shared voting and investment power.

(9) Common shares beneficially owned by Mr. Merkel which are subject to shared voting and investment power with his spouse.

(10) Includes 1,666 common shares beneficially owned by Mr. Nelson which are subject to unexercised stock options which are vested and exercisable and 1,432 shares which are held in the Corporation's 401(k) subject to shared voting and investment power.

(11) Includes 73,809 common shares beneficially owned by Mr. Norton which are held in a trust for the benefit of Mr. Norton's spouse and subject to shared voting and investment power.

(12) Includes 31,663 shares beneficially owned by Mr. Riddell which are held in a trust for the benefit of Mr. Riddell.

(13) Includes 7,091 common shares beneficially owned by Dr. Schaeffer which are held by his spouse and subject to shared voting and investment power.

(14) Includes 4,166 common shares beneficially owned by Mr. Soltis which are subject to unexercised stock options which are vested and exercisable and 4,086 shares which are held in the Corporation's 401(k) subject to shared voting and investment power.

(15) Includes 1,009 common shares beneficially owned by Mr. Zwilling which are held in a trust for the benefit of his spouse and subject to shared voting and investment power.

(16) Includes 192,053 common shares which are subject to shared voting and investment power and 149,162 common shares which are subject to unexercised stock options which are vested and exercisable.

As of March 9, 2010, no person was known by the Corporation to be the beneficial owner of more than 5% of the outstanding common shares of the Corporation, except as follows:

Name and Address of Beneficial Owner	Common Shares Beneficially Owned	Percent of Class
The Lorain National Bank 457 Broadway Lorain, Ohio 44052(1)	519,920	7.06%

(1) These common shares are held in various fiduciary capacities in the ordinary course of business under numerous trust relationships by The Lorain National Bank. As fiduciary, The Lorain National Bank has sole power to dispose of all of these common shares, sole power to vote 30,159 of these common shares, and shared power to vote 489,761 of these common shares.

CORPORATE GOVERNANCE

The Board of Directors met 14 times in 2009. Each director who served on the Board of Directors during 2009 attended at least 75% of the combined total of meetings of the Board of Directors and meetings of each committee on which such director served. The non-employee directors meet in executive sessions after the end of each regularly scheduled Board meeting.

The Board of Directors has implemented a formal policy that requires each director to attend the Corporation's annual meetings of shareholders, and which requires the Corporation to identify any director who was unable to attend an annual meeting in the following year's annual meeting proxy statement and explain the reason for such director's absence. Typically, the Board holds its annual organizational meeting directly following each annual meeting of shareholders, which results in most directors being able to attend the Corporation's annual meetings of shareholders. All of the directors attended the 2009 Annual Meeting of Shareholders.

In accordance with Nasdaq Stock Market rules, the Board of Directors determines the independence of each director and director nominee in accordance with the standards set forth in Rule 4200(a)(1)-(15) of the Nasdaq Stock Market listing rules. The Board of Directors has determined that all of the Corporation's directors and director nominees are independent in accordance with the Nasdaq Stock Market listing standards, except for Mr. Klimas.

The Board of Directors has established a Code of Ethics and Business Conduct that applies to all directors, officers and employees, which may be found on the Corporation's website at www.4lnb.com. The information on the Corporation's website is not part of this Proxy Statement. The Corporation intends to post on its website all disclosures that are required by law or Nasdaq Stock Market listing standards concerning any amendments to, or waivers from, the Code of Ethics and Business Conduct. Shareholders may request a copy of the Code of Ethics and Business Conduct by written request directed to LNB Bancorp, Inc., Attention: Corporate Secretary, 457 Broadway, Lorain, OH 44052.

Shareholders may communicate directly to the Board of Directors in writing by sending a letter to the Board at: LNB Bancorp, Inc. Board of Directors, 457 Broadway, Lorain, Ohio 44052. All letters directed to the Board of Directors will be received and processed by the Corporate Secretary and will be forwarded to the Chairman of the Governance Committee without any editing or screening.

Board Leadership

While the Corporation's Chief Executive Officer is a member of Board of Directors, the Board's governance structure currently separates the roles of Chief Executive Officer and Chairman of the Board. The Chairman of the Board is "independent" in accordance with the Nasdaq Stock Market listing standards. The Board of Directors believes that it serves a vital role in the oversight of the Corporation's management team on behalf of shareholders and that the Board is more effective in that role when led by an independent Chairman of the Board. The Board of Directors also believes that separating the roles of Chief Executive Officer and Chairman of the Board permits the Chief Executive Officer to focus more on managing the Corporation's business operations as the Chairman has responsibility for leading the Board in its oversight function and consideration of corporate strategy. The Board recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as the Chairman of the Board. Accordingly, the Board believes that the Corporation's interests are best served by separating the role of Chief Executive Officer and Chairman of the Board.

Committees of the Board

The Board of Directors of LNB Bancorp, Inc., has four standing committees: the Audit and Finance Committee, the Compensation Committee, the Governance Committee and the Executive Committee. Each Committee serves in a dual capacity as a Committee of the Corporation and The Lorain National Bank.

Audit and Finance Committee

Members
Lee C. Howley, Chairman
J. Martin Erbaugh
Daniel G. Merkel
Donald F. Zwilling

The Audit and Finance Committee met seven (7) times during 2009. Kevin C. Martin served as a member of the committee until his death on February 10, 2009. The functions of the Audit and Finance Committee include the engagement of independent auditors, reviewing with those independent auditors the plans for and results of their audit of the Corporation, approving the annual audit plan and reviewing the results of the procedures for internal auditing, reviewing the independence of the external auditors, reviewing the Corporation's financial results and Securities and Exchange Commission filings, reviewing the effectiveness of the Corporation's internal controls and similar functions and approving all auditing and non-auditing services performed by the Corporation's independent auditors. The Board of Directors has adopted a written charter for the Audit and Finance Committee, which may be found on the Corporation's website at www.4lnb.com. All members of the Audit and Finance Committee meet the independence standards of Rule 4200(a)(15) of the Nasdaq Stock Market listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Audit and Finance Committee qualifications of Rule 4350(d)(2) of the Nasdaq Stock Market listing standards. The Board of Directors has determined that Lee C. Howley is an "audit committee financial expert" as that term is defined in Item 407(d)(5) of Regulation S-K. The report of the Audit and Finance Committee for 2009 appears under the caption "Report of the Audit and Finance Committee."

Compensation Committee

Members
Robert M. Campana, Chairman
James F. Kidd
J. Martin Erbaugh
Benjamin G. Norton

The Compensation Committee is comprised entirely of independent directors as prescribed by Nasdaq Stock Market listing standards. Kevin C. Martin served as a member of the Compensation Committee until his death on February 10, 2009. The Board of Directors has adopted a Compensation Committee Charter, which may be found on the Corporation's website at www.4lnb.com. The Compensation Committee met nine (9) times during 2009. The Compensation Committee is responsible for determining director and executive officer compensation. The committee's role in establishing compensation for the Corporation's executive compensation is discussed further under the caption "Compensation Discussion and Analysis" and the committee's report on executive compensation matters for 2009 appears under the caption "Report of the Compensation Committee on Executive Compensation."

Governance Committee

Members
Jeffrey F. Riddell, Chairman
Daniel G. Merkel
Benjamin G. Norton
John W. Schaeffer, M.D.

The Governance Committee is comprised entirely of independent directors as prescribed by Nasdaq Stock Market listing standards. The Board of Directors has adopted a Governance Committee Charter which may be found on the Corporation's website at www.4lnb.com. The Governance Committee met six (6) times during 2009.

The Governance Committee is responsible for developing and recommending to the Board corporate governance policies and guidelines for the Corporation. The committee also develops guidelines for identifying director and committee member candidates and recommends qualified candidates to the Board for nomination for election to the Board and appointment to committee membership in accordance with the Corporation's Amended Code of Regulations. The committee recommends director candidates to the Board of Directors for nomination, in accordance with the Corporation's Amended Code of Regulations. The committee evaluates and assesses the background and skills of potential directors and committee members. The Governance Committee may engage a third party search firm to assist in identifying potential directors if necessary, but has not done so and, accordingly, has paid no fees to any such firm.

The Governance Committee and the Board of Directors consider the following criteria in determining whether an individual is qualified to serve as a director of the Corporation: independence (a majority of the directors must be independent); honesty and integrity; willingness to devote sufficient time to fulfilling duties as a director; particular experience, skills or expertise relevant to the Corporation's business; depth and breadth of business and civic experience in leadership positions; and ties to LNB's geographic markets. The Governance Committee and the Board of Directors also consider the composition of the Board as a whole in evaluating whether a particular individual should serve on the Board, as the Board seeks to comprise itself of members which, collectively, possess a range of relevant skills, experience and expertise. While the Board of Directors does not maintain a policy regarding diversity, the Board of Directors does consider the diversity of the Board when considering director nominees.

Shareholder Recommendations

Shareholders may propose potential director nominees for the consideration of the Governance Committee by submitting the names and qualifications of such persons to the Chairman of the Governance Committee at the Corporation's executive offices, which submissions then will be forwarded to the Chairman. The Governance Committee will evaluate the qualifications of any such persons using the criteria outlined above and will consider whether to recommend the nomination of any such person in light of the committee's evaluation of the person's qualifications, the qualifications of any other potential director nominees and then current size and composition of the Board of Directors. In order for any such potential director nominees to be evaluated for nomination at an annual meeting of shareholders, submissions of the name and qualifications of such potential nominees should be made no later than the December 31st prior to the annual meeting. The Governance Committee is not obligated to recommend to the Board, nor is the Board obligated to nominate any such individual for election as a director.

Executive Committee

Members
James R. Herrick, Chairman
Robert M. Campana
Terry D. Goode
Lee C. Howley
Daniel E. Klimas
Jeffrey F. Riddell

The Executive Committee is authorized and empowered to exercise, during the intervals between meetings of the Board of Directors, all of the powers of the Board of Directors in the management and control of the Corporation to the extent permitted by law. The Executive Committee met two (2) times during 2009.

Board Role in Risk Oversight

Risk is inherent in any business and the Corporation's management is responsible for the day-to-day management of risks that the Corporation faces. The Board, on the other hand, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to evaluate the risk management process to ensure its adequacy and that it is implemented properly by management.

The Board believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. The Chairman of the Board meets regularly with the Chief Executive Officer and other senior officers to discuss strategy and risks facing the Corporation. Senior management attends the Board's monthly meetings, as well the monthly Board committee meetings, in order to address any questions or concerns raised by the Board on risk management-related and any other matters. Each month, the Board of Directors receives presentations from senior management on business operations, financial results and strategic matters. The Board holds an annual strategic planning retreat, as well as periodic strategic planning sessions with senior management to discuss strategies, key challenges, and risks and opportunities for the Corporation.

The Board's committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit and Finance Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. Risk assessment reports are regularly provided by management and the Corporation's internal auditors to the Audit and Finance Committee. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from the Corporation's compensation policies and programs. The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization, membership and structure, succession planning for directors and executive officers, and corporate governance. The Lorain National Bank's Loan Review Committee monitors and oversees the bank's management of credit risk in its primary areas of business. All of these committees report back to the full Board of Directors at each Board meeting as to the committee's activities and matters discussed and reviewed at the committee's meetings.

Report of the Audit and Finance Committee

The Audit and Finance Committee of the LNB Bancorp, Inc. Board of Directors is comprised of four (4) directors, each of whom is independent as defined by the Nasdaq Stock Market listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and operates under a written charter adopted by the Board of Directors.

Management is responsible for the Corporation's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Corporation's consolidated financial statements and effectiveness of internal controls over financial reporting in accordance with the Standards of the Public Company Accounting Oversight Board and issuing a report thereon. The Audit and Finance Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit and Finance Committee has met and held discussions with management and Plante & Moran, PLLC, the Corporation's independent auditors in 2009. In fulfilling the Committee's oversight responsibility as to the audit process, the Audit and Finance Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Corporation that might bear on the auditor's independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence and discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditor's independence. The Audit and Finance Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of LNB's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The committee reviewed with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The Audit and Finance Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit and Finance Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit and Finance Committee also discussed the results of the internal audit examinations.

The Audit and Finance Committee reviewed the audited consolidated financial statements of LNB Bancorp, Inc. as of and for the year ended December 31, 2009, with management and the independent auditors.

Based on the above-mentioned review and discussions with management and the independent auditors, the Audit and Finance Committee recommended to the Board that the Corporation's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission. During 2009, the Audit and Finance Committee appointed Plante & Moran, PLLC as the Corporation's independent auditors for 2009.

Audit and Finance Committee

Lee C. Howley, Chairman
J. Martin Erbaugh
Daniel G. Merkel
Donald F. Zwilling

Principal Accounting Firm Fees

The following table sets forth the aggregate fees billed for the fiscal years ended December 31, 2009 and December 31, 2008 by LNB's principal accounting firm, Plante & Moran, PLLC.

	For the Year Ended December 31,	
	2009	2008
Audit fees	$275,600	$263,100
Audit-related fees(a)	18,720	19,300
Tax fees(b)	29,600	25,500
All other fees(c)	32,025	52,125
Total fees	355,945	360,025

(a) Includes fees for consulting services related to other accounting and reporting matters.

(b) Includes fees for services related to tax compliance.

(c) The Audit and Finance Committee has considered whether the provision of these services is compatible with maintaining the principal accountant's independence and has determined that the provision of such services has not affected the principal accountant's independence. In 2009 and 2008 these fees include fees for services related to benefit plan audits.

The Audit and Finance Committee is responsible for pre-approving all auditing services and permitted non-audit services to be performed by its independent auditors, except as described below.

The Audit and Finance Committee has established general guidelines for the permissible scope and nature of any permitted non-audit services in connection with its annual review of the audit plan and reviewed such guidelines with the Board of Directors. Pre-approval may be granted by action by the full Audit and Finance Committee Chairman, whose action shall be considered to be that of the entire committee. Pre-approval shall not be required for the provision of non-audit services if (1) the aggregate amount of all such non-audit services constitutes no more than 5% of the total amount of revenues paid by the Corporation to the auditors during the fiscal year in which the non-audit services are provided, (2) such services were not recognized by the Corporation at the time of engagement to be non-audit services are provided, and (3) such services are promptly brought to the attention of the Audit and Finance Committee and approved prior to the completion of the audit. No services were provided by Plante & Moran, PLLC pursuant to these exceptions in 2009 or 2008.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Introduction

The Compensation Committee operates under a written charter adopted by the Board of Directors. The Compensation Committee is responsible for developing and making recommendations to the Board with respect to the Corporation's executive compensation policies and for the approval and administration of the Corporation's existing and proposed executive compensation plans. The Compensation Committee's responsibility includes determining the contents of the Corporation's executive compensation plans, authorizing the awards to be made pursuant to such plans and annually reviewing and approving all compensation decisions relating to the Corporation's officers, including the President and Chief Executive Officer and the other executive officers named in the Summary Compensation Table (the "Named Executives").

The members of the Compensation Committee are Robert M. Campana, Chairman, J. Martin Erbaugh, James F. Kidd and Benjamin G. Norton. Each of the current members of the Compensation Committee meets the definitions of (i) "independent" within the meaning of the listing standards of The Nasdaq Stock Market and (ii) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

Charter

The Board of Directors of the Corporation has adopted a charter which describes the responsibilities, functions and authority of the Compensation Committee. The full text of the charter is available on the Corporation's website at www.4lnb.com by clicking on the link for "Investor Relations." There were nine (9) meetings of the Compensation Committee in 2009.

Role of Executives in Establishing Compensation

The Corporation's Human Resources Department and other members of management assist the Compensation Committee in its administration of the Corporation's executive compensation program and the Corporation's overall benefits program. The Corporation's Chief Executive Officer assesses the performance of each of the Corporation's other executive officers and provides recommendations to the Compensation Committee as to the structure and amounts of salary, cash bonus awards and equity incentive awards to be paid to such executive officers. The CEO formulates his recommendations with the assistance of the Corporation's Senior Vice President of Human Resources and by using external industry data surveys developed by America's Community Bankers, The Ohio Bankers League, Salary.com, and Robert Half. The Corporation did not engage an independent compensation consultant during 2009.

The CEO and/or the Senior Vice President of Human Resources both attend each meeting of the Compensation Committee for the purpose of providing insight into the Corporation's performance, the performance of individual executives and their contribution to the Corporation's performance and to make recommendations as to the structure and implementation of elements of executive compensation. The CEO and the Senior Vice President of Human Resources are each excused from any discussions of their individual compensation by the Compensation Committee. The Compensation Committee believes that the input of these executives provides the Compensation Committee with information necessary to make informed decisions on executive compensation that are consistent with the Compensation Committee's overall philosophy.

Limitations on Executive Compensation in Connection with the Corporation's Participation in the TARP Program

On December 12, 2008, the Corporation issued preferred stock and common stock purchase warrants to the U.S. Department of Treasury under the TARP Capital Purchase Program ("CPP") created under EESA. As a result of this transaction, the Corporation entered into certain required amendments to incentive compensation plans and compensation agreements with the Named Executives and became subject to certain additional executive compensation and governance requirements under TARP, CPP, EESA, and Treasury Department regulations. Those requirements apply to certain employees of the Corporation, including "senior executive officers" of the Corporation ("SEOs"), which includes the Named Executives. These requirements:

- prohibit incentive compensation arrangements that encourage SEOs to take unnecessary and excessive risks;
- obligate the Compensation Committee to review SEO incentive compensation arrangements with senior risk officers to ensure that executives are not encouraged to take unnecessary and excessive risks and to meet annually with senior risk officers to discuss and review the relationship between risk management policies and practices and SEO incentive compensation arrangements;
- provide for the recovery of any bonus or incentive compensation paid to a SEO where the payment was later found to have been based on statements of earnings, gains, or other criteria which prove to be materially inaccurate;
- limit the amounts that can be paid under change in control and similar agreements which provide payments upon separation of service; and
- limit the Corporation's tax deduction for compensation paid to any SEO to $500,000 annually.

On February 17, 2009, ARRA was signed into law. On June 10, 2009, the U.S. Treasury issued the TARP Regulations implementing the compensation and governance requirements under ARRA. The TARP Regulations amend the executive compensation and corporate governance provisions of EESA to,among other things:

- prohibit the Corporation from making golden parachute payments to any SEO or any of the next five most highly compensated employees of the Corporation;
- require the Corporation to ensure that any bonus payment made to a SEO or the next twenty most highly compensated employees is subject to recovery or "clawback" by the Corporation if the bonus payment was paid based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;
- prohibit tax gross-ups or other reimbursements for the payment of taxes to any of the SEOs or the next twenty most highly compensated employees;
- prohibit paying or accruing any bonus, retention award, or incentive compensation to the five most highly compensated employees of the Corporation that fully vests during the period in which any obligation under CPP remains outstanding or that has a value greater than one-third of the total amount of the annual compensation of the employee receiving the award; and
- require an annual, non-binding shareholder vote on the Corporation's executive compensation program.

In accordance with the TARP Regulations, the Board of Directors authorized a non-binding advisory shareholder vote on the Corporation's executive compensation plans, programs and arrangements. See "Proposal 2 — Advisory Approval of LNB's Executive Compensation Program."

Other provisions of ARRA require the participating companies to establish a board compensation committee that must meet at least semi-annually to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the Corporation from the plans; to adopt a company-wide policy regarding "excessive" or "luxury" expenditures; and to annually file a written certification of the company's CEO and CFO as to the company's compliance with the requirements.

As described below, the Corporation's executive compensation program has historically included significant performance-based elements, including annual and long-term incentive compensation. The Compensation Committee recognizes that its ability to use these performance-based elements has been severely limited under the TARP Regulations. The Compensation Committee has taken action, and continues to assess what further actions may be necessary or appropriate, to respond to these limitations and ensure that the executive compensation program will continue to fulfill its philosophy and objective.

General Compensation Philosophy

The Compensation Committee has determined that the Corporation, as a performance-driven business, should reward outstanding financial results with appropriate compensation. The Compensation Committee's strategy for carrying out this philosophy is to seek to link executive compensation with the Corporation's financial performance and, at the same time, to be sensitive to external market factors which might affect such performance but be outside the control of the Corporation's executives. The Compensation Committee recognizes the importance of maintaining compensation and benefits at competitive levels in order to attract and retain talented executives. In addition, the Compensation Committee considers how compensation arrangements may affect risk-taking by executives.

The Corporation's executive compensation program has historically consisted of three primary components: base salary, an annual cash bonus and equity incentive awards. In general, base salaries are established at or near market median levels for comparable positions in Northeast Ohio banks and banks of similar size in other regions. Additionally, an opportunity for higher compensation has been provided through annual cash bonuses. These opportunities have been dependent upon the achievement of financial objectives established in advance and reflective of the opportunities and challenges present in the Corporation's industry. In addition, in prior years, long-term compensation has been awarded in the form of a combination of a cash bonus and equity awards to the CEO and in the form of equity awards to the other Named Executives. Equity awards, in particular stock options and stock appreciation rights that were granted to the Named Executives in the past, are intended to provide key executives with competitive financial benefits, to the extent shareholder value is enhanced.

The Compensation Committee believes that equity-based compensation aligns the long-term interests of employees with those of shareholders, and has periodically included equity award grants as an element of executive compensation for the Corporation's key executives, including the Named Executives. In determining whether to make equity award grants, the Compensation Committee generally considers the recommendations of the Chief Executive Officer regarding the granting of equity awards for the Corporation's key executives, including the Named Executives other than the CEO. In determining appropriate equity-based compensation awards for the Corporation's executives, the Compensation Committee focuses on the current performance and achievements of the executive, the competitive market survey information, and the executive's present and potential future contribution to the Corporation's success.

The Corporation also provides its executives with certain other benefits. These benefits include the opportunity to participate in a 401(k) retirement savings plan, as well as certain compensatory insurance benefits and other perquisites which are described below and in the Summary Compensation Table included in this proxy statement. Two of the Named Executives previously entered into an agreement with the Corporation that provides for specified benefits based upon certain events following a change of control of the Corporation. The Compensation Committee believes that agreements such as these better align the interests of the executives and the Corporation's shareholders should such a change arise, and help ensure that the Named Executives remain in their positions during periods of ownership transition and make operational decisions which are in the best interests of the Corporation and its shareholders.

The Compensation Committee believes these various elements of the executive compensation and benefits program further the Corporation's business objectives and the interests of its shareholders by attracting and retaining the talented executive leadership necessary for the growth and success of the Corporation's business and motivating its executives to exert the maximum possible effort to further the interests of shareholders. However, as a result of the TARP Regulations, the Corporation is subject to limitations that have required the Compensation Committee to alter, modify or eliminate elements that have historically been a part of the Corporation's executive compensation program.

Elements of Compensation

A primary role of the Compensation Committee is to analyze the competitiveness and structure of the overall compensation program of the corporate executives. This includes analyzing the salary, annual cash bonus awards and long-term equity incentive awards, where applicable, to be paid to the Corporation's executives. The Compensation Committee also structures and monitors the Corporation's equity-based compensation plans with executive officers and its employment and change in control contract with its Chief Executive Officer. The

Compensation Committee does not "benchmark" executive compensation against its competitors, but the committee does gauge the competitiveness of the Corporation's executive compensation level by analyzing market data regarding annual base salary, annual cash bonus awards and long-term equity incentive awards paid by companies in what the Compensation Committee considers the Corporation's "primary competitor group." The primary competitor group includes financial institutions within a Tri-State area with $1 billion in assets and a "secondary competitor group," which includes financial institutions from across various states having annual revenue similar to that of the Corporation. The Compensation Committee relies on management and external research to identify the individual companies which make up these competitor groups. The Compensation Committee and the Human Resources department believe that the most direct competitors for executive talent are not necessarily the companies that would be included in the peer group established to compare shareholder returns. Accordingly, in identifying the group of surveyed employers, the Human Resources department assembles market data on companies having projected revenues similar to that of the Corporation, with particular emphasis on larger employers which may be significant competitors for executive talent. The assembled data is then reviewed by the Chief Executive Officer, the Senior Vice President of Human Resources and with respect to each of the top executive officer positions, adjusted for the scope of responsibilities of the position within the Corporation as compared to the equivalent responsibilities of positions within the companies included in the survey data. The Compensation Committee then compares the Corporation's compensation and benefits practices with those of the other companies included in the survey data and takes the results into account when establishing compensation guidelines and recommendations for executives.

In determining the total cash compensation for each Named Executive other than the CEO, the Compensation Committee generally seeks to give each Named Executive other than the CEO the opportunity to earn an annual cash bonus or commission that, if earned, and when combined with the executive's base salary, would result in total annual cash compensation to the executive that is competitive with the market data provided by the surveys. The Compensation Committee did not increase any of the Named Executives base salaries nor did it award any cash or equity based bonuses to the Named Executives for 2009.

Chief Executive Officer

In determining the compensation of the CEO for 2009, the Compensation Committee surveyed the total compensation provided to the Chief Executive Officers of the financial institutions in the Corporation's primary competitor group and secondary competitor group with assets and operations most closely aligned with those of the Corporation. The Compensation Committee reviewed the total compensation, including annual base salary, annual cash bonus, equity incentive awards and pension and retirement benefits, provided by these other financial institutions.

Annual Base Salary

Generally, the Compensation Committee seeks to establish an annual base salary level for each executive that falls at or near the competitive market levels established for the surveyed positions of executives having similar responsibilities. The Compensation Committee believes that establishing base salaries at this level helps the Corporation attract and retain talented executives and, when paired with the opportunity to earn annual cash bonuses, appropriately rewards executives based on performance.

In establishing salary levels for each executive other than the CEO, the Compensation Committee, at its regular meeting early in the fiscal year, considers annual survey information from the Human Resources Department and also reviews annual recommendations from the CEO. The Compensation Committee also takes into account whether each executive met key objectives, and considers each executive's potential future contributions to the Corporation. In addition, the Compensation Committee determines whether each executive's base salary provides an appropriate reward for the executive's role in the Corporation's performance and incentive for the executive to contribute to sustaining and enhancing the Corporation's long-term performance. Important components that are considered by the Compensation Committee in establishing base salary levels are: knowledge and problem solving abilities required to meet the position requirements, span of control, accountability, educational requirements, years of experience, division sales and profit objectives, key departmental objectives, and market salary surveys. Operating objectives vary for each executive and typically change from year-to-year. Financial and operating objectives are considered in the aggregate by the Compensation Committee and are not specifically weighted in establishing base salaries. The base salary levels established for 2009 were based on the judgment of the Compensation Committee, taking into account the CEO's input regarding each executive's achievement of applicable 2008 operating and financial objectives and the targeted salary ranges based on market salary information. Where necessary, the Compensation Committee may recognize the particular talents, unique skills, experience, length of service to the Corporation and depth of banking or functional knowledge of certain key executives and determine that their base salary levels must be established above the market range to retain these executives. After reviewing the overall compensation programs of the Named Executives, and considering the economic conditions of the banking industry and the Corporation's 2008 financial results, the CEO and the Committee decided that the base salaries for the Named Executives would remain the same for 2009.

Chief Executive Officer

The CEO's base salary for 2009 remained the same as a result of the economic conditions of the banking industry, the constantly changing regulatory environment and a review of compensation arrangements provided by other financial institutions in the Corporation's competitor groups discussed above. The Compensation Committee believes that the CEO's base salary is appropriate based upon the CEO's experience, accountability, know-how and problem solving abilities, as well as the competitor group survey data reviewed by the Compensation Committee.

Annual Cash Bonus

The Compensation Committee has historically sought to give each executive an opportunity to earn an annual cash bonus when the Corporation meets established financial goals that would result in total annual cash compensation (salary plus bonus) that is within the competitive range of surveyed employers. The Compensation Committee has annually determined the appropriate target bonuses for each executive officer (as a percentage of the executive's salary) so that total annual cash compensation for such executive officer will be competitive within the market, and the executive will have the potential to receive additional bonus amounts if such objectives are exceeded. In determining the target amounts, the Compensation Committee takes into account the cash bonus opportunities established by the surveyed competitor groups identified.

The Compensation Committee has historically structured annual cash bonuses for executive officers other than the CEO to be paid based on the attainment of a specified profitability goal. The CEO's annual bonus opportunity has historically been structured to take into account both short- and long-term objectives. In 2009, however, in accordance with TARP Regulations, none of the Named Executives were awarded an annual cash bonus for 2009.

Indirect Loan Production Commission

While cash bonuses and incentives may not be paid to the Corporation's five most highly compensated employees pursuant to the TARP Regulations, the TARP Regulations do permit payment of commission compensation under certain circumstances. Accordingly, the Compensation Committee continued in 2009 the Corporation's use of a commission compensation program as part of its compensation of Kevin W. Nelson, the Corporation's Senior Vice President of Indirect Lending. Under the program, Mr. Nelson has the opportunity to earn a commission based on the total amount of indirect automobile loans made by the Corporation during 2009 for which Mr. Nelson is responsible. The program provided Mr. Nelson with the opportunity to earn a commission equal to up to 20% of his base salary, based on a graduated scale of 5 to 20% of his base salary paid based on achievement from 80% to 110% of the goal of $127,048,000 in indirect loans for 2009. Mr. Nelson achieved loan production equal to 93% of the goal and, accordingly, was paid a commission of $13,000 for 2009.

Exemplary Service Cash Bonus

Recognizing and rewarding the exceptional contributions of employees is a key component to retaining talented individuals. The Corporation has, from time to time, rewarded certain employees for exemplary service in one or more of their responsibilities. The criteria considered in awarding these bonuses fall into the following categories:

- Service excellence — Provides superior service to internal and external customers, ensures customer satisfaction, acts a company team player. Working above and beyond normal expectations to reduce backlog or support conversion. Improving timeliness and/or quality of service.
- Operational/Efficiency Improvement — Understands how the bank operates and realizes profits, prioritizes time and investments in appropriate manner, operates efficiently and cost effectively. Significant contributions that reduce expenses, lower costs or improve profitability. Developing and/or implementing ideas that improve internal work processes.
- Productivity — Ensures the highest degree of quality, responsiveness and accuracy.
- Strategic and Organizational Development — Making substantial strides to obtain needed skills/competencies with the associates of the Corporation.

A cash bonus award may range from $25 to 20% of the employee's base salary. Mr. Nelson received an exemplary service cash bonus for 2009 in recognition of his outstanding productivity.

Long-Term Compensation Awards

The Compensation Committee, from time to time, includes grants of long-term compensation awards as part of the annual compensation provided to the Named Executives. The Compensation Committee believes that the primary benefit to the Corporation of long-term compensation awards is to motivate the Named Executives to increase shareholder value, and to ensure adequate executive retention. The Compensation Committee, in prior years, has granted long-term compensation awards to the Named Executives in the form of stock options.

Pursuant to the TARP Regulations, the Compensation Committee is not permitted to make equity compensation awards to the Named Executives unless such awards are made in the form of long term restricted stock that complies with requirements provided in the TARP Regulations. The Compensation Committee, after considering the Corporation's operating performance, the continued economic challenges of the banking industry and the overall economy, and the level of equity incentive awards previously granted to the Named Executives, determined not to award equity compensation awards to the Named Executives for 2009. In February 2010, in light of the strong performance of the Corporation's core business during 2009 and for the purpose of further aligning the Named Executives' interests with the Corporation's shareholders and helping to ensure executive retention, the Compensation Committee determined to grant shares of long-term restricted stock to each of the Named Executives in accordance with the TARP Regulations.

Chief Executive Officer

In prior years, the Compensation Committee established a long-term incentive plan for the CEO that provided for an incentive payment in cash, equity awards, or a combination of both, to the CEO based on achievement of long-term strategic goals.

Primarily due to the uncertain and volatile economic and market conditions faced by the financial industry during 2009 and the restrictions under the TARP Regulations, the Compensation Committee determined not to establish a long-term incentive program for the CEO during 2009 or provide any form of long-term incentive award to the CEO for 2009. The Compensation Committee believes that the CEO is the primary force for the long term strategic vision of the Corporation. Accordingly, in February 2010, in light of the strong performance of the Corporation's core business during 2009 and for the purpose of further aligning the CEO's interests with the Corporation's shareholders and helping to ensure his retention, the Compensation Committee determined to grant shares of long-term restricted stock to the CEO in accordance with the TARP Regulations.

Personal Benefits and Perquisites

The Corporation has established the Lorain National Bank Retirement Savings Plan, a qualified 401(k) defined contribution plan, to which the Corporation makes contributions on behalf of each of the Named Executives. The

Corporation also maintains and pays premiums on behalf of each Named Executive under the Life Insurance, Long-term Disability, and Accidental Death and Dismemberment Plans, and provides partial payment of elected medical benefit premiums for the Named Executive.

The Corporation provided certain Named Executives certain perquisites in 2009, which the Compensation Committee believes are commensurate with the types of benefits and perquisites provided to similarly situated executives within the competitor peer groups, and are thus useful to the Corporation in attracting and retaining qualified executives. These perquisites include the payment of automobile expenses and club dues as described below under the Summary Compensation Table.

Elements of Post-Termination Compensation

The Corporation previously entered into employment agreements with Mr. Klimas and Mr. Harnett which provide for the payment of certain severance benefits upon termination of employment in certain circumstances, including following a change of control of the Corporation, which arrangements are summarized below under Other Potential Post-Employment Compensation. Mr. Harnett's agreement expired on August 7, 2009. The Compensation Committee believes that the severance arrangements provided for in agreements such as these are vital to the attraction and retention of talented executives and, thus, to the long term success of the Corporation. These agreements also address the Corporation's interest in ensuring the continuity of corporate management and the continued dedication of key executives during any period of uncertainty caused by the possible threat of a takeover. However, the TARP Regulations restrict the Corporation's ability to provide the severance arrangements established under these agreements while the Corporation's TARP obligations remain outstanding, so Mr. Klimas' agreement was amended in 2009 to comply with the TARP Regulations.

Compensation Policies

Section 162(m) of the Internal Revenue Code

The Compensation Committee believes it is in the shareholders' best interest to retain as much flexibility as possible in the design and administration of executive compensation plans. The Corporation recognizes, however, that Section 162(m) of the Internal Revenue Code disallows a tax deduction for non-exempted compensation in excess of $1,000,000 paid for any fiscal year to a corporation's chief executive officer and four other most highly compensated executive officers. Because the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met, the Compensation Committee intends generally to structure performance-based compensation to executive officers who may be subject to Section 162(m) in a manner that satisfies the requirements for this exemption whenever administratively and practically feasible. The Board and the Compensation Committee, however, could award non-deductible compensation in other circumstances, as they deem appropriate. Moreover, because of ambiguities in the application and interpretation of Section 162(m) and the regulations issued, there is no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) actually will be deductible.

Report of the Compensation Committee on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Corporation's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation's Annual Report on Form 10-K and in the Corporation's definitive proxy statement prepared in connection with its 2010 Annual Meeting of Shareholders.

Risk Review

Pursuant to the TARP Regulations, the Compensation Committee, at least once every six months, discusses, evaluates and reviews with the Corporation's senior risk officers any risks (including long-term and short-term risks) that the Corporation faces that could threaten the value of the Corporation. In connection with this review, the Compensation Committee discusses, evaluates and reviews with the Corporation's senior risk officers:

- the Corporation's SEO compensation plans to ensure that those plans do not encourage SEO's to take "unnecessary and excessive risks" that threaten the value of the Corporation;
- all employee compensation plans in light of the risks posed to the Corporation by those plans and how to limit such risks; and
- all employee compensation plans of the Corporation to ensure that those plans do not encourage the manipulation of reported earnings of the Corporation to enhance the compensation of any of the Corporation's employees.

SEO Compensation Plans

The Corporation offers the following plans in which the SEO's participate:

- An employment agreement for the Chief Executive Officer;
- The 2006 Stock Incentive Plan and the Stock Appreciation Rights Plan;
- An indirect loan production commission arrangement for the Senior Vice President of Indirect Lending; and
- The Corporation's 401(k) Plan.

The Compensation Committee reviewed each of the above plans and arrangements and determined that none of them encourage the SEOs to take unnecessary and excessive risks that threaten the value of the Corporation. In this regard, the employment agreement with the Chief Executive Officer provides for severance payments if a termination of employment occurs under certain circumstances. As discussed under "Compensation Discussion and Analysis" and "Other Potential Post-Employment Compensation," due to the Corporation's participation in the TARP Capital Purchase Program, the Corporation is restricted from providing the Chief Executive Officer with any severance payments in connection with the termination of his employment before the preferred stock issued to the U.S. Department of the Treasury pursuant to the TARP Capital Purchase Program is redeemed.

The 2006 Stock Incentive Plan and the Stock Appreciation Rights Plan were each approved by the shareholders of the Corporation and provide for the granting of equity awards, including stock options, stock appreciation rights and restricted stock awards. The Compensation Committee believes that long-term equity incentives help to align the interests of management with shareholders. Awards granted under these plans include a long-term vesting schedule to further encourage positive long-range performance and to assist in the retention of management and are subject to a recovery or "clawback" provision if any applicable award or payment under the plan is based on financial statements or other performance metrics that are later determined to be materially inaccurate. In light of the long-term nature of these equity awards and the recovery provisions established under the plans, the Compensation Committee believes that these equity awards do not encourage the named executive officers to take unnecessary and excessive risks that threaten the value of the Corporation.

The Corporation maintains an indirect loan production commission arrangement for its Senior Vice President of Indirect Lending. The arrangement provides for a commission to be paid based on the total amount of indirect automobile loans made by the Corporation during 2009 for which the executive is responsible. The Compensation Committee believes that the commission, which may constitute any amount equal to up to 20% of the executive's salary, acts as an appropriate incentive and motivation to the executive without encouraging him to take unnecessary and excessive risks that threaten the value of the Corporation.

The 401(k) Plan is a tax-qualified plan that provides benefits to all employees who meet certain service requirements. Because participation and allocations in the plan are not based on Corporation or individual performance, the Compensation Committee believes that this plan does not encourage the SEOs to take unnecessary and excessive risks that threaten the value of the Corporation.

The Compensation Committee believes that the above plans and arrangements encourage the creation of long-term value instead of behavior focused on achieving short-term results. In addition, as discussed under

"Compensation Discussion and Analysis," the Corporation is restricted from paying any cash bonuses or granting any new stock options to its five most highly compensated employees due to restrictions imposed on TARP Capital Purchase Program participants. Further, the SEOs and the next five most highly compensated employees are restricted from receiving any severance payments if their employment is terminated before the preferred stock is redeemed. These restrictions further limit the "unnecessary and excessive risks" that could arise from the Corporation's executive compensation arrangements.

Other Employee Compensation Plans

In addition to the plans and arrangements identified above, the Compensation Committee has identified eight different employee compensation arrangements that provide for variable cash compensation bonus, commission or incentive payments. Each arrangement is available to a different set of employees and the amount received differs depending on level of job responsibility and plan objectives. Incentive compensation to management employees who are not one of the five most highly compensated employees is based on the Corporation's profitability and the achievement of subjective goals. Incentive compensation to lending employees is based on volume, adjusted for nonperforming loans and credit costs, and subject to approval by a separate credit underwriting approval process. Incentive compensation to trust and brokerage employees is based on volume of asset management, brokerage and referral fees and commissions, and is subject to an independent review and approval process. Awards under these plans are subject to a recovery or "clawback" provision if any applicable award or payment under the plan is based on financial statements or other performance metrics that are later determined to be materially inaccurate.

The Compensation Committee reviewed the structure and implementation of these arrangements and discussed the risks faced by the Corporation and the policies and processes in place at the Corporation that mitigate these risks, as well as the allocation of incentive compensation compared to other compensation provided to the various employees and the recovery provisions established under the arrangements, and determined that the arrangements act an as appropriate incentive and motivation to the employees and do not encourage unnecessary and excessive risks that threaten the value of the Corporation or the manipulation of reported earnings to enhance the compensation of any employee.

TARP Certification

The Compensation Committee certifies that, during the period beginning on the later of September 14, 2009 or ninety days after the closing date of the agreement between the Corporation and the U.S. Treasury and ending with the last day of the Corporation's fiscal year containing that date:

(1) It has reviewed, at least every six months, with senior risk officers the SEO compensation plans and has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of the Corporation;

(2) It has reviewed, at least every six months, with senior risk officers the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to the Corporation; and

(3) It has reviewed, at least every six months, the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of the Corporation to enhance the compensation of any employee.

Compensation Committee

Robert M. Campana, Chairman
J. Martin Erbaugh
James F. Kidd
Benjamin G. Norton

The above Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed with the Commission or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Corporation specifically requests that the information in this Report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act. If this Report is incorporated by reference into the Corporation's Annual Report on Form 10-K, such disclosure will be furnished in such Annual Report on Form 10-K and will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

Compensation Committee Interlocks and Insider Participation

During 2009, the Compensation Committee was comprised of Messrs. Campana, Kidd, Erbaugh, and Norton, each of whom was an independent director.

Summary Compensation Table

The following table presents the total compensation to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Corporation in 2009.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)	Total
Daniel E. Klimas	2009	$400,000	—	—	$ —	—	—	$21,549(5)	$421,549
President and Chief	2008	$390,769	—	—	$56,500	—	—	$19,497(5)	$466,766
Executive Officer	2007	$300,000	$100,000(4)	—	$63,000	—	—	$11,938(5)	$474,938
Gary J. Elek	2009	$151,442	—	—	$ 1,150	—	—	$ 3,948(7)	$156,540
Chief Financial Officer(6)									
David S. Harnett	2009	$200,000	—	—	$ —	—	—	$19,194(8)	$219,194
Chief Credit Officer	2008	$200,192	—	—	$ 2,825	—	—	$19,613(8)	$222,630
Frank A. Soltis	2009	$173,000	—	—	$ —	—	—	$13,309(10)	$186,309
Senior Vice President -	2008	$171,846	—	—	$ 2,825	—	—	$21,060(10)	$195,731
Information Technology & Operations	2007	$168,000	$ 12,500(9)	—	$ —	—	—	$14,942(10)	$195,442
Kevin Nelson	2009	$128,311	$ 24,000(11)	—	$ —	$13,000(12)	—	$12,425(13)	$177,736
Senior Vice President - Indirect Lending									
Sharon L. Churchill	2009	$ 75,600	—	—	—	—	—	$ 6,931(15)	$ 82,531
Former Chief Financial	2008	$135,173	—	—	$ 2,825	—	—	$17,897(15)	$155,895
Officer(14)	2007	$ 93,844	—	—	—	—	—	$10,126(15)	$103,970

(1) The values reported in this column represent the grant date fair value of stock options granted to the Named Executive during the applicable fiscal year. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the amounts reported in this table, see the discussion of "Stock Options and Stock Appreciation Rights" in the Notes to Consolidated Financial Statements contained in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2) The targeted levels established by the Compensation Committee pursuant to the Corporation's 2008 and 2007 Management Incentive Plan for Key Employees were not achieved. Accordingly, no compensation was paid to the officers under non-equity incentive plans in 2008 and 2007. Due to executive compensation restrictions that became applicable to the Corporation during 2009 as a CPP participant, the Compensation Committee did not establish targeted award levels under the Corporation's 2009 Management Incentive Plan for Key Employees for the Named Executives and no incentive awards were paid to the Named Executives with respect to 2009.

(3) For purposes of the disclosure in the Summary Compensation Table, perquisites are valued on the basis of the aggregate incremental cost to the Corporation of providing the perquisite to the applicable officer.

(4) Represents amounts earned by Mr. Klimas in 2007 as a long-term incentive award at the discretion of the Compensation Committee in accordance with the terms of his employment agreement with the Corporation. Mr. Klimas did not receive a long term incentive award for 2008 and 2009.

(5) Compensation reported in this column includes (i) contributions made by the Corporation in 2009, 2008 and 2007 on behalf of Mr. Klimas to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009, 2008 and 2007 under the Corporation's life, long-term disability and accidental death and dismemberment plans on behalf of Mr. Klimas; (iii) payments made in 2009, 2008 and 2007 for a vehicle leased by the Corporation for use by Mr. Klimas; and (iv) club dues paid in 2009, 2008 and 2007.

(6) Gary J. Elek became Chief Financial Officer of the Corporation effective April 27, 2009.

(7) Compensation reported in this column includes (i) contributions made by the Corporation in 2009 on behalf of Mr. Elek to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009 under the Corporation's life, long-term disability and accidental death and dismemberment insurance plans on behalf of Mr. Elek; and (iii) premiums paid by the Corporation in 2009 under the Corporation's health insurance plans on behalf of Mr. Elek.

(8) Compensation reported in this column includes (i) contributions made by the Corporation in 2009 and 2008 on behalf of Mr. Harnett to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009 and 2008 under the Corporation's life, long-term disability and accidental death and dismemberment insurance plans on behalf of Mr. Harnett; (iii) premiums paid by the Corporation in 2009 and 2008 under the Corporation's health insurance plans on behalf of Mr. Harnett; and (iv) club dues paid in 2009 and 2008.

(9) Represents amount paid to Mr. Soltis as an Exemplary Service Cash Bonus for 2007.

(10) Compensation reported in this column includes (i) contributions made by the Corporation in 2009, 2008, and 2007 on behalf of Mr. Soltis to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009, 2008 and 2007 under the Corporation's life, long-term disability and accidental death and dismemberment insurance plans on behalf of Mr. Soltis; and (iii) premiums paid by the Corporation in 2009, 2008, and 2007 under the Corporation's health insurance plans on behalf of Mr. Soltis.

(11) Represents amount paid to Mr. Nelson as an Exemplary Service Cash Bonus for 2009.

(12) Represents the amount of cash commission paid to Mr. Nelson for 2009 under the Corporation's commission compensation program. See "Compensation Discussion and Analysis — Indirect Loan Production Commission."

(13) Compensation reported in this column includes (i) contributions made by the Corporation in 2009 on behalf of Mr. Nelson to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009 under the Corporation's life, long-term disability and accidental death and dismemberment insurance plans on behalf of Mr. Nelson; and (iii) premiums paid by the Corporation in 2009 under the Corporation's health insurance plans on behalf of Mr. Nelson.

(14) Ms. Churchill was appointed Chief Financial Officer of the Corporation on March 5, 2007 and served in this capacity until April 27, 2009. Of the amount disclosed in this column for 2009, $59,605 was paid with respect to Ms. Churchill's service as Chief Financial Officer from January 1, 2009 through April 26, 2009 and $15,995 was paid with respect Ms. Churchill's service as Director of Financial Services from April 27, 2009 to her departure on July 15, 2009.

(15) Compensation reported in this column includes (i) contributions made by the Corporation in 2009, 2008 and 2007 on behalf of Ms. Churchill to the Corporation's 401(k) Plan; (ii) premiums paid by the Corporation in 2009, 2008 and 2007 under the Corporation's life, long-term disability and accidental death and dismemberment insurance plans on behalf of Ms. Churchill; and (iii) premiums paid by the Corporation in 2009, 2008 and 2007 under the Corporation's health insurance plans on behalf of Ms. Churchill.

Employment Agreement

Mr. Klimas

The Corporation has entered into an employment agreement with Mr. Klimas which had an initial term of three years commencing February 1, 2005, and which provides that, unless the agreement is terminated by either party on or before November 1, 2006 and on or before each November 1 thereafter, the agreement term will automatically renew for one additional year, such that the agreement term (unless terminated prior to such automatic extension) shall not be less than fifteen (15) months, and after November 1, 2006 shall not be greater than twenty seven (27) months. The employment agreement was amended in 2008 to provide for an annual base salary of $400,000, and an annual bonus opportunity of up to 50% of base salary based on the attainment by Mr. Klimas of performance levels determined by the Compensation Committee. The employment agreement also provides for perquisites consistent with those available to the Corporation's other executives. On February 1, 2005, Mr. Klimas also received a signing bonus of $115,000 and an award of 5,000 unrestricted shares of the registrant's common stock. The employment agreement also provides for the grant of stock options to purchase 30,000 shares of the registrant's common stock on February 1, 2005 and each of the first two anniversaries thereof, which options vest over periods ending in 2010. The agreement also contains non-disclosure and non-solicitation provisions that, among other things, prohibit Mr. Klimas from soliciting employees, customers or clients of the Corporation for a period of one year following the termination of his employment. The employment agreement also provides for certain severance and change of control benefits under certain circumstances that are further described below under "Other Potential Post- Employment Compensation." The Employment Agreement was amended during 2009 in order to comply with the terms of EESA, as amended by ARRA, with respect to CPP participants, and provides that the agreement will be further interpreted or reformed to so comply. The amendment to the agreement also provides for the recovery by the Corporation of any applicable payment under the agreement if it is later determined that the payment is based on financial statements or other performance metrics that are later determined to be materially inaccurate.

Grants of Plan-Based Awards For Fiscal Year 2009

The following table shows, for the Named Executives, plan-based awards to those officers during 2009, including restricted stock awards and stock option grants, as well as other incentive plan awards.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)				
Gary J. Elek	5/14/09	—	—	—	—	2,500(2)	5.46	$1,150
Kevin W. Nelson	9/10/09(3)	$6,500	$19,500	$26,000	—	—	—	—

(1) The values reported in this column represent the FAS 123R value of all stock options awarded to each officer during 2009. For a description of the assumptions made in computing the FAS 123R values reported in this table, see the discussion of Stock Options and Stock Appreciation Rights in footnote 18 in the Notes to Consolidated Financial Statements contained in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(2) Stock options to purchase common shares of the Corporation granted under the Corporation's 2006 Stock Incentive Plan upon the Named Executive's hire. These options become exercisable in one-third increments over three years, commencing May 14, 2010, and expire on May 14, 2019.

(3) Indirect loan commission program award, under which Mr. Nelson had the opportunity to earn a commission based on the total amount of indirect automobile loans made by the Corporation during 2009 for which Mr. Nelson is responsible. The program provided Mr. Nelson with the opportunity to earn a commission equal to up to 20% of his base salary, based on a graduated scale of 5 to 20% of his base salary paid based on achievement from 80% to 110% of the goal of $127,048,000 in indirect loans for 2009. Mr. Nelson achieved loan production equal to 93% of the goal and, accordingly, was paid a commission of $13,000 for 2009.

Outstanding Equity Awards at December 31, 2009

The following table shows, for the Named Executives, outstanding equity awards held by such officers at December 31, 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel E. Klimas	30,000	—	—	$19.10	2/1/2015	—	—	—	—
	30,000	—	—	19.17	2/1/2016	—	—	—	—
	20,000	10,000(1)	—	16.00	2/1/2017	—	—	—	—
	16,666	33,333(2)	—	14.47	2/4/2018	—	—	—	—
David S. Harnett	13,333	6,667(3)	—	15.35	8/8/2017	—	—	—	—
	833	1,667(2)	—	14.47	2/4/2018	—	—	—	—
Frank A. Soltis	2,500	—	—	16.50	6/27/2015	—	—	—	—
	2,500	—	—	19.00	1/20/2016	—	—	—	—
	833	1,667(3)	—	14.47	2/4/2018	—	—	—	—
Gary J. Elek	—	2,500(4)	—	5.46	5/14/2019	—	—	—	—
Kevin Nelson	833	1,667(3)	—	14.47	2/4/2018	—	—	—	—
Sharon Churchill(5)	—	—	—	—	—	—	—	—	—

(1) These stock options become exercisable in one-third increments over three years commencing February 1, 2008.

(2) These stock options become exercisable in one-third increments over three years commencing February 4, 2009.

(3) These stock options become exercisable in one-third increments over three years commencing August 8, 2007.

(4) These stock options become exercisable in one-third increments over three years commencing May 14, 2010.

(5) Stock options held by Ms. Churchill terminated in accordance with their terms following her departure from employment with the Corporation effective July 15, 2009.

None of the Named Executives exercised stock options or stock appreciation rights during 2009.

Stock Options and 2006 Stock Incentive Plan

Each of the outstanding stock options granted prior to August 2007 were made pursuant to stock option agreements established outside of a stock option plan. In 2006, the Corporation established the LNB Bancorp, Inc. 2006 Stock Incentive Plan (the "2006 Plan"), a shareholder-approved equity incentive plan which permits the Corporation to grant incentive stock options, nonqualified stock options, stock appreciation rights, performance shares, restricted shares and restricted share units to officers and other key employees of the Corporation who are eligible to participate in the plan as determined by the Compensation Committee in its sole discretion. The maximum number of shares of the Corporation that may be issued pursuant to awards granted under the 2006 Plan is 600,000 shares, up to 400,000 of which may be granted in the form of stock options and 200,000 of which may be granted in the form of restricted shares. The total number of shares underlying awards granted under the Plan to any participant in any fiscal year, regardless of whether any of those awards are subsequently canceled, forfeited, or terminated, will not exceed 60,000 shares. Awards granted under the 2006 Plan are subject to the terms of the plan and such terms as may be specified by the Compensation Committee. The 2006 Plan is administered by the Compensation Committee, which includes the authority to determine the terms and conditions of awards granted under the plan and to interpret, administer and implement the plan. During 2009, the 2006 Plan was amended in order to comply with the terms of EESA, as amended by ARRA, with respect to CPP participants, and provides that the plan will be further interpreted or reformed to so comply. The amendment to the 2006 Plan also provides for the recovery by the Corporation of any applicable award or payment under the plan if it is later determined that the award or payment is based on financial statements or other performance metrics that are later determined to be materially inaccurate.

Stock Appreciation Rights Plan

The Stock Appreciation Rights (SAR) Plan permits the Compensation Committee to grant SARs, to be settled in cash only, to officers and other key employees of the Corporation who are eligible to participate in the SAR Plan as determined by the Compensation Committee in its sole discretion. The Compensation Committee may grant SARs for up to an aggregate of 50,000 common shares of the Corporation under the SAR Plan. SARs, when exercised, will entitle the holder thereof to a cash payment based on the appreciation in the fair market value of the common shares underlying the SAR, subject to the terms of the SAR Plan and such terms as may be specified by the Compensation Committee. The purpose of the SAR Plan is to provide long-term incentive compensation opportunities that are intended to help the Corporation attract and retain skilled employees, motivate participants to achieve long-term success and growth of the Corporation, and align the interests of the participating employees with those of the shareholders of the Corporation. The Compensation Committee has the authority to grant SARs under the SAR Plan. During 2009, the SAR Plan was amended in order to comply with the terms of EESA, as amended by ARRA, with respect to CPP participants, and provides that the plan will be further interpreted or reformed to so comply. The amendment to the SAR Plan also provides for the recovery by the Corporation of any applicable award or payment under the plan if it is later determined that the award or payment is based on financial statements or other performance metrics that are later determined to be materially inaccurate.

Other Potential Post-Employment Compensation

Severance and Change of Control Benefits

The Corporation entered into an employment agreement with Daniel E. Klimas and a change of control agreement with David S. Harnett that provide severance and/or change of control benefits upon termination of employment for certain reasons. See the discussion of Mr. Klimas' agreement included above with the Summary Compensation Table. The severance and change of control benefits payable to Mr. Klimas are addressed in the discussion below. The change of control benefits that would have been payable to Mr. Harnett under his agreement expired during 2009 and, accordingly, no such benefits would have been payable to Mr. Harnett under the agreement as of December 31, 2009.

Notwithstanding the following discussions regarding the amount of compensation payable to Mr. Klimas in the event of a termination of employment or a change of control, the TARP Regulations may prohibit such payments from being made upon the termination of the officer's employment with the Corporation during a period in which any obligations arising from financial assistance provided under TARP remains outstanding. Please refer to the discussion appearing under the caption "Compensation Discussion and Analysis — Limitations on Executive Compensation in Connection with the Corporation's Participation in the TARP Program."

If Mr. Klimas terminates his employment with the Corporation as a result of a breach of his employment agreement by the Corporation or for good cause, or if the Corporation terminates his employment without cause, the Corporation shall continue to pay to Mr. Klimas his salary, and health and life insurance benefits, as in effect immediately prior to the termination, for the then remaining term of the agreement. In addition, Mr. Klimas shall be entitled to a pro rata portion of the annual incentive awards applicable to the year in which such termination occurs and annual incentive awards each equal to 50% of his salary as in effect immediately prior to termination for the then remaining term of the agreement. Mr. Klimas shall also be entitled to be immediately awarded any stock options provided for in the agreement but not then issued, and all unvested stock options held by Mr. Klimas will become immediately exercisable in full. For purposes of the agreement, "good cause" means (i) a material adverse change in Mr. Klimas' position, responsibilities, duties, or status, or title or offices, with the Corporation, (ii) a reduction in Mr. Klimas' salary, (iii) a requirement that Mr. Klimas be based at a location more than 50 miles from his current residence, or (iv.) failure of the Corporation to comply with the employee benefit provisions of the agreement.

Notwithstanding the terms described above, assuming that Mr. Klimas' employment with the Corporation was terminated by the Corporation without cause or by Mr. Klimas for good reason as of December 31, 2009, the TARP Regulations prohibit such payments from being made upon the termination of the officer's employment with the Corporation during a period in which any obligations arising from financial assistance provided under TARP remains outstanding. Accordingly, Mr. Klimas would not have been entitled to receive any such payments under his employment agreement if his employment with the Corporation had been so terminated as of December 31, 2009. Please refer to the discussion appearing under the caption "Compensation Discussion and Analysis — Limitations on Executive Compensation in Connection with the Corporation's Participation in the TARP Program."

Under Mr. Klimas' employment agreement, Mr. Klimas is entitled to continuing indemnification to the fullest extent permitted by Ohio law for actions against him by reason of his being or having been an officer of the Corporation.

Under Mr. Klimas' employment agreement, if, at any time within two years after the occurrence of a "change in control" (as defined in the agreement), Mr. Klimas' employment is terminated by the Corporation (except for cause) or Mr. Klimas terminates his employment for good reason, the Corporation will pay to Mr. Klimas a lump sum severance benefit equal to the sum of (a) Mr. Klimas' highest annual base salary as measured from the date of termination through the end of the term of the agreement (but not less than 24 months), (b) any bonuses earned but unpaid through the date of termination, (c) a pro rated portion of Mr. Klimas' annual bonus amount for the fiscal year in which the termination occurs, (d) any accrued and unpaid vacation pay, and (e) the annual incentive awards payable for each remaining year of the term of the agreement (but not less than 24 months) in an amount equal to 50% of Mr. Klimas' salary as in effect on the date of termination. Mr. Klimas shall also be entitled to be immediately awarded any stock options provided for in the agreement but not then issued, and all unvested stock options held by Mr. Klimas will become immediately exercisable in full. If the termination of employment occurs on or before February 1, 2010, Mr. Klimas will be entitled to receive "gross-up" payments to the extent that payment of any of the foregoing amounts results in excise taxes or penalties under Section 280G or 4999 of the Internal Revenue Code. For purposes of the agreement, "good reason" means, at any time after a change in control, (i) a material adverse change in Mr. Klimas' position, responsibilities, duties, or status, or title or offices, with the Corporation from those in effect before the change of control, (ii) a reduction in Mr. Klimas' base salary or failure to pay an annual bonus equal to or greater than the annual bonus earned for the year prior to the change in control, (iii) a requirement that Mr. Klimas be based at a location more than 50 miles from where he was located prior to the change in control or a substantial increase in Mr. Klimas' business travel obligations as compared to such obligations prior to the change in control, and (iv) failure of the Corporation to continue any material employee benefit or compensation plan in which Mr. Klimas was participating prior to the change in control or provide Mr. Klimas with vacation in accordance with the policies in effect prior to the change in control. For purposes of the employment agreement, "cause" includes failure to perform duties as an employee, illegal conduct or gross misconduct, conviction of a felony, or breach of non-competition or non-disclosure obligations of the employee.

Notwithstanding the terms described above, assuming that a change of control of the Corporation occurred as of December 31, 2009 and Mr. Klimas' employment with the Corporation was terminated by the Corporation without cause or by Mr. Klimas for good reason immediately thereafter, the TARP Regulations prohibited such payments from being made upon the termination of the officer's employment with the Corporation during a period in which any obligations arising from financial assistance provided under TARP remains outstanding. Accordingly, Mr. Klimas would not have been entitled to receive any such payments under his employment agreement if his employment with the Corporation had been so terminated as of December 31, 2009. Please refer to the discussion appearing under the caption "Compensation Discussion and Analysis — Limitations on Executive Compensation in Connection with the Corporation's Participation in the TARP Program."

In connection with the Corporation's participating in TARP, Mr. Klimas' employment agreement was amended to provide that any payment or payments that may be payable by the Corporation thereunder shall be modified to the extent necessary in order to comply with the golden parachute payment prohibitions in the TARP Regulations.

Director Compensation

Non-employee director compensation is determined annually by the Board of Directors acting upon the recommendation of the Governance Committee. Directors who are also employees of the Corporation receive no additional compensation for service as a director. The following table shows the compensation paid to non-employee directors for service during 2009.

Each of the directors of the Corporation also serves as a director of The Lorain National Bank, the Corporation's wholly-owned bank subsidiary. Under the bylaws of The Lorain National Bank each director is to hold common shares of the Corporation in an amount equal to $100,000, based on the market value of the common shares as of the date such shares are acquired by the director. As of December 31, 2009, all of the Corporation's directors met these stock ownership guidelines.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Daniel P. Batista	$27,500	$—	$—	$—	$—	$ —	$27,500
Robert M. Campana	32,500	—	—	—	—	—	32,500
J. Martin Erbaugh	27,500	—	—	—	—	2,000(2)	29,500
Terry D. Goode	32,500	—	—	—	—	—	32,500
James R. Herrick	47,500	—	—	—	—	—	47,500
Lee C. Howley	32,500	—	—	—	—	—	32,500
James F. Kidd(3)	32,500	—	—	—	—	—	32,500
Kevin C. Martin(4)	6,785	—	—	—	—	—	6,785
Daniel G. Merkel	27,500	—	—	—	—	—	27,500
Benjamin G. Norton	27,500	—	—	—	—	600(5)	28,100
Thomas P. Perciak	27,500	—	—	—	—	—	27,500
Jeffrey F. Riddell	32,500	—	—	—	—	—	32,500
John W. Schaeffer, M.D.	27,500	—	—	—	—	—	27,500
Donald F. Zwilling	27,500	—	—	—	—	—	27,500

(1) The Corporation pays a base annual fee to each Director of $27,500. The Vice Chairman of the Board of Directors (Mr. Kidd) and each of the Committee Chairmen (Messrs. Campana, Howley and Riddell), as well as Mr. Goode, who is Chairman of the Loan Review Committee of The Lorain National Bank, are paid a base annual fee of $32,500, and the Chairman of the Board of Directors (Mr. Herrick) is paid a base annual fee of $47,500.

(2) Represents fees paid to Mr. Erbaugh for service as a member of the Corporation's Morgan Advisory Board. The Morgan Advisory Board is a six person committee comprised of former directors of Morgan Bank that the Corporation has formed for the purpose of providing input and advice on the Corporation's Morgan Bank business. The Morgan Advisory Board met two times during 2009, and each member was paid a fee of $1,000 per meeting attended.

(3) Amounts set forth in this table with respect to Mr. Kidd represent fees paid to Mr. Kidd for serving as Vice Chairman of the Board of Directors. In addition, the Corporation has an individual supplemental retirement agreement with Mr. Kidd, which was entered into during and in connection with Mr. Kidd's service as an employee of the Corporation. The agreement provides supplemental retirement benefits to Mr. Kidd, in addition to the retirement benefits generally provided to all employees of the Corporation, in the event of: normal retirement; reduced supplemental retirement benefits in the event of early retirement; disability prior to retirement; death; or discharge "without cause." Upon his retirement as an employee of the Corporation in

1999, Mr. Kidd became entitled under the agreement to receive annual payments of $53,474, commencing March 1, 2000 and continuing for 10 years. These payments were deferred during Mr. Kidd's term as interim CEO of the Corporation, but resumed in February 2005 and will continue until March 2010.

(4) Mr. Martin served on the Board of Directors of the Corporation until his death on February 10, 2009.

(5) Represents fees paid to Mr. Norton for attendance of one meeting of the Board of Directors of North Coast Community Development Corporation, a subsidiary of The Lorain National Bank, in 2009.

Certain Transactions

Directors and executive officers of the Corporation and their associates were customers of, or had transactions with, the Corporation or the Corporation's banking or other subsidiaries in the ordinary course of business during 2009. Additional transactions may be expected to take place in the future. All outstanding loans to directors and executive officers and their associates, commitments and sales, purchases and placements of investment securities and other financial instruments included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral where applicable, as those prevailing at the time for comparable transactions with other persons, and did not involve greater than normal risk of collectability or present other unfavorable features.

Review of Certain Transactions

The Corporation has written procedures for reviewing transactions between the Corporation and its directors and executive officers, their immediate family members and entities with which they have a position or relationship. These procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer.

The Corporation annually requires each of its directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related person transactions. The Corporation's Audit and Finance Committee and Board of Directors annually review all transactions and relationships disclosed in the director and officer questionnaires, and the Board of Directors makes a formal determination regarding each director's independence under Nasdaq Stock Market listing standards and applicable SEC rules.

In addition to the annual review, the Corporation's Code of Ethics and Business Conduct requires that the Corporation's Chief Executive Officer be notified of any proposed transaction involving a director or executive officer that may present an actual or potential conflict of interest, and that such transaction be presented to and approved by the Audit and Finance Committee.

Upon receiving any notice of a related person transaction involving a director or executive officer, the Chief Executive Officer will discuss the transaction with the Chairman of the Corporation's Audit and Finance Committee. If any likelihood exists that the transaction would present a conflict of interest or, in the case of a director, impair the director's independence, the Audit and Finance Committee will review the transaction and its ramifications. If, in the case of a director, the Audit and Finance Committee determines that the transaction presents a conflict of interest or impairs the director's independence, the Board of Directors will determine the appropriate response. If, in the case of an executive officer, the Audit and Finance Committee determines that the transaction presents a conflict of interest, the Audit and Finance Committee will determine the appropriate response. The related party transactions described above were approved by the Corporation.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934 requires LNB's executive officers, directors and greater than ten percent shareholders ("Insiders") to file with the Securities and Exchange Commission and LNB reports regarding their ownership of and transactions in LNB's securities. Based upon written representations and copies of reports furnished to LNB by Insiders, all reports required to be filed by Insiders pursuant to Section 16 during the fiscal year ended December 31, 2009 were made on a timely basis, except for the open market purchase of 900 common shares by Mr. Merkel on November 6, 2009, which was reported on a Form 4 filed November 18, 2009.

SELECTION OF AUDITORS

The Audit and Finance Committee of the Board of Directors has selected Plante & Moran, PLLC as independent auditor for 2010. We expect representatives of Plante & Moran, PLLC to be present at the Annual Meeting with the opportunity to make statements if they so desire and to be available to respond to appropriate questions raised at the Annual Meeting.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Annual Meeting other than those stated in the notice of Annual Meeting and described in this Proxy Statement. However, if any other matters properly come before the Annual Meeting, the enclosed proxy card directs the persons voting such proxy to vote in accordance with their discretion.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS SHARING AN ADDRESS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, please notify your broker, direct your written request to LNB Bancorp, Inc., Attn: Investor Relations, 457 Broadway, Lorain, Ohio 44052. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Any shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by the Corporation in connection with its annual meeting of shareholders to be held in 2011 must do so no later than November 15, 2010. To be considered eligible for inclusion in the Corporation's 2011 Proxy Statement, a proposal must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended. Shareholder proposals should be directed to LNB Bancorp, Inc. via certified mail, Attention: Corporate Secretary, 457 Broadway, Lorain, Ohio 44052. Unless notice of a shareholder proposal for the 2011 annual meeting of shareholders is received by the Corporation not later than January 29, 2011, the Corporation may vote all proxies in its discretion with respect to any shareholder proposal properly brought before the annual meeting.

The Corporation's Amended Code of Regulations establishes advance notice procedures as to the nomination by shareholders of candidates for election as directors. In order to make a director nomination, it is necessary that you notify the Corporation in writing no fewer than 14 days nor more than 50 days in advance of next year's Annual Meeting unless the Corporation gives you less than 21 days notice of the Annual Meeting and then notice of nominations must be given no later than the seventh day after we mailed notice of the Annual Meeting to you. Notice of nominations of directors must also meet all other requirements contained in the Corporation's Amended Code of Regulations. You may obtain the Code of Regulations by written request. Such request should be directed to LNB Bancorp, Inc., Attention: Corporate Secretary, 457 Broadway, Lorain, OH 44052.

ANNUAL REPORT

We will provide without charge a copy of the Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2009 to any shareholder who makes a written request for it directed to Robert F. Heinrich, Corporate Secretary, LNB Bancorp, Inc., 457 Broadway, Lorain, Ohio 44052.

We urge you to sign and return the enclosed proxy card as promptly as possible whether or not you plan to attend the Annual Meeting in person.

LNB: A Community Bank of Scale Serving Northeast Ohio

Amid all of the challenges of 2009, Lorain National Bank was able to make significant strides in enhancing its branch network and its array of products and services to its customers.

As part of its strategy to grow in Lorain County, LNB built two branches over the past three years in higher growth areas of the county. As a result of these investments as well as the bank's enhanced sales and training efforts, total deposits have increased more than 39 percent in Lorain County in just the past four years. (See chart)


in million $'s
1000
800
600
400
200
0
640.4
688.7
731.9
892.5
2006
2007
2008
2009

According to 2009 statistics from the Federal Deposit Insurance Corporation (FDIC), LNB achieved the No. 1 market share ranking in deposits for Lorain County for the first time in more than 15 years. The bank competes against financial institutions much larger in overall size and resources, but we believe the customer-service focus and community commitment of LNB and its associates has made all of the difference.

As part of its Lorain County expansion strategy, the bank in 2009 expanded its facilities in Oberlin, an important market in the county. The bank, which has been serving the Oberlin community for more than 40 years, moved its sales and teller staff to a location formerly occupied by a competing institution which left the city. The new office space is nearly twice that of LNB's former location on East College Street. The bank retained its teller drive-thru and walk-up ATM at the former location.


Downtown
Oberlin
1833

Another important focus of the LNB strategy has been expanding beyond the borders of Lorain County. In 2006, Lorain National Bank opened a business development office in Independence, Ohio, bringing community bank service to small to medium size businesses in Cuyahoga County and neighboring communities.

From the Independence office, the bank provides a growing treasury management expertise to area businesses, and non-profit and public entities.

One innovative product offered by the treasury management staff is the CDARS® program which helps non-profit organizations and public entities find ways to keep large deposits safe.


NETWORK
CDARS
MEMBER

With CDARS – Certificate of Deposit Account Registry Service – an organization can access FDIC protection on multi-million dollar CD investments through LNB. CDARS can be a valuable cash management or longer-term investment tool for non-profits, public agencies or anyone with large amounts to invest.

With its strong community focus, it is only logical for Lorain National Bank to offer the best products, like CDARS, to local government entities and not-for-profit organizations. LNB has dedicated relationship management associates to help these public and non-profit entities with the best financial solutions for their individual objectives.

A third element of the LNB long-term strategy is growth through strategic acquisitions. In 2007, LNB completed its acquisition of Morgan Bank, based in Hudson, Ohio. Operating in one of the most affluent communities in Northeast Ohio, Morgan enjoys the number one deposit market share position in the community, according to the FDIC. Most importantly, LNB and Morgan share a common focus on local-decision making, quality customer service and strong community involvement.

Morgan also brought a special expertise in indirect auto lending to the combined institution and now LNB's indirect auto lending department services dealerships in Ohio as well as in Indiana, Pennsylvania, Kentucky, Tennessee and Georgia. This is a growing part of LNB's overall business.

Investor Information



Corporate Headquarters

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll Free: (800) 860-1007

Corporate Website and E-mail Address

For up-to-date corporate, financial and product information.

www.4lnb.com
InvestorRelations@4lnb.com

Corporate Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission. Copies of Form 10-K and other filings are available at **www.4lnb.com** or by contacting Investor Relations. Analysts, shareholders and investors seeking additional corporate and financial information about LNB Bancorp, Inc. should contact Investor Relations at:

LNB Bancorp, Inc.
Telephone: (440) 244-7317

Investor Relations
Telefax: (440) 244-4815
457 Broadway
Lorain, Ohio 44052-1769

Web Site Access to United States Securities and Exchange Commission Filings

All reports filed electronically by LNB Bancorp, Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on the Corporation's Web site at **www.4lnb.com**. These filings are accessible on the SEC's Web site at www.sec.gov.

Independent Registered Public Accounting Firm

Plante & Moran, PLLC
65 East State Street, Suite 600
Columbus, Ohio 43215

Privacy Policy

The Privacy Policy of LNB Bancorp, Inc. and subsidiary companies describes how we safeguard customers' financial privacy. For more information, visit our website at **www.4lnb.com** or call (440) 244-7107.

Stock Transfer Agent and Registrar

Shareholders who hold their shares in physical certificates and have requests for information about their share balances, a change in name or address, lost certificates, or other shareholder account matters should call or write:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982
Toll Free: (800) 368-5948

Stock Listing

LNB Bancorp, Inc. common stock is traded on the NASDAQ Stock Market® under the ticker symbol LNBB. LNBB NASDAQ LISTED

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

You may buy LNB Bancorp, Inc. common stock through the LNBB Direct Stock Purchase and Dividend Reinvestment Plan using cash payments or automatic monthly deductions from your bank account. You also may have your dividends on LNB Bancorp, Inc. stock reinvested automatically. This is not an offer of LNB Bancorp, Inc. stock. To obtain a prospectus or more information about the LNBB Direct Stock Purchase and Dividend Reinvestment Plan, call (800) 368-5948.

Dividend Information

Complete dividend information is disclosed in the Form 10-K included with this report.

Quarterly Earnings Reporting

For 2010, LNB Bancorp, Inc.'s quarterly earnings are anticipated to be announced on or about the fourth week of April, July and October 2010 and January 2011. You may obtain a copy of the earnings release by accessing it at **www.4lnb.com** or by calling LNB at (440) 244-7317.

Financial Highlights for LNB Bancorp, Inc.

December 31, (Dollars in thousands, except per share data and ratios)	2009	2008	2007
Financial Position			
Assets	$ 1,149,509	$ 1,136,135	$ 1,056,645
Securities	260,467	239,204	212,594
Net loans	784,405	791,899	745,778
Deposits	971,433	921,175	856,941
Other borrowings	64,582	96,905	106,932
Shareholders' equity	104,141	107,059	82,653
Financial Results for the Year			
Interest income	$ 57,647	$ 58,328	$ 58,762
Interest expense	19,925	26,189	29,092
Net interest income	37,722	32,139	29,670
Provision for loan losses	19,017	6,809	2,255
Noninterest income	11,956	12,459	11,499
Noninterest expense	35,330	34,281	31,751
Income taxes (benefit)	(2,668)	112	1,651
Net income (loss)	(2,001)	3,396	5,512
Preferred stock dividend and accretion	1,256	91	–
Net income (loss) available to common shareholders	(3,257)	3,305	5,512
Per Common Share Data			
Basic earnings (loss)	$ (.45)	$ .45	$ .79
Diluted earnings (loss)	(.45)	.45	.79
Cash dividends	.20	.54	.72
Book value (year-end)	10.84	11.22	11.33
Market value (year-end)	4.31	5.25	14.65
Financial Performance Ratios			
Return on average assets (ROAA)	–.17 %	.31 %	.58 %
Return on average shareholders' equity (ROAE)	–1.86	4.09	7.06
Net interest margin	3.39	3.23	3.39
Efficiency ratio	70.37	76.12	76.41
Loans/deposits	82.68	87.23	87.94
Dividend payout	n/m	120.00	91.13
Capital Ratios			
Core capital (Tier I)/Risk-adjusted assets	10.14 %	9.24 %	9.59 %
Total capital (Tier I Plus Tier II)/Risk-adjusted assets	13.64	13.44	10.53
Leverage ratio (Tier I/Average assets)	7.70	7.20	7.92
Average shareholders' equity to average assets	8.99	7.67	8.15
Market Ratios			
Price/earnings (X)	n/m	11.67	18.54
Price/book (%)	39.76	46.79	129.30
Dividend yield (%)	4.64	10.29	4.91





Chairman's Message


James R. Herrick

To Our Shareholders,

I am pleased once again to share my thoughts about LNB Bancorp, Inc. with you. Like the previous year, 2009 had its own set of challenges with an economy that continued to significantly impact our nation and our region. As in the past, the Board of Directors and management of LNB Bancorp aggressively faced those challenges. By focusing on our strategy of growing revenue, managing expenses and addressing credit issues head-on, we are positioned for the future – a future that I eagerly look forward to.

The investments in new branches in Lorain County, expansion of our capabilities in serving small to medium sized businesses and our 2007 acquisition of Morgan Bank have all helped contribute to a strong core business in our banking company. While we were not pleased with our profit performance in 2009, your Board of Directors was pleased with the bank's pre-provision core earnings performance* and progress in managing credit issues within our loan portfolio during a very trying time.

I am confident that by staying the course with our long-term strategy – and not giving in to short-term quick fixes – we have an excellent opportunity to emerge from this economic scenario in a very positive competitive position. Your board strongly supports the strategy we have followed and we remain genuinely excited about the company for the future.

Once again, the dedication and hard work of the management and associates of LNB in carrying out that strategy is another reason for my optimism. We benefit by their work in building strong relationships and mutual loyalty with our customers. Their efforts are truly gratifying and our Board of Directors truly appreciates this.

LNB was founded on the premise that an essential component of a vibrant local economy is a strong community bank that provides vital financial services to our communities. This



President's Message




Daniel E. Klimas

To Our Shareholders,

As we look back at 2009, we faced many challenges in this difficult economic environment, but there are also reasons for optimism which I would like to share with you.

This region and your company continued to be buffeted by an economy that had a negative impact on credit quality in 2009. We took aggressive and appropriate measures to reserve for loan losses, which resulted in a significant decline in reported earnings. Although we are disappointed in these results, we believe that the actions that we took were prudent. It is important, however, to look beyond these credit related numbers to see the strong core earnings growth that we have produced. We have worked hard to position the company to emerge out of this difficult economy as a strong organization.

Pre-provision core earnings* growth in 2009 was strong. Core earnings grew by more than 39 percent in 2009 over the previous year. We continue to grow revenue and are proud to report that net interest income increased 17.4 percent and deposits grew by 5.4 percent over the past year. We saw encouraging signs elsewhere as the year drew to a close. Our net interest margin strengthened considerably and non-interest income has also started to solidify after a rough start early last year due to the downturn in the stock market.

We were able to grow the core business of the bank because of the investments we have made over the past several years as part of our three-pronged strategy which includes continuing to grow in Lorain County, making key investments in adjoining counties such as Cuyahoga County and making acquisitions as appropriate. Strong core earnings growth in 2009 is positive evidence that our investment strategy is working. Let me review some of these positive outcomes:

- We built two branches in higher growth areas of Lorain County over the past three years and in 2009 we moved to a larger branch location in Oberlin. As a result of these investments as well as our enhanced sales and training efforts, we have seen an increase of more than 39 percent in deposits in Lorain County in just the past four years. We were also proud to learn last year from the Federal Deposit Insurance Corporation (FDIC) that Lorain National Bank assumed the No. 1 market share ranking in deposits for Lorain County for the first time in more than 15 years.
- In Cuyahoga County, where we established a commercial loan and treasury management office in Independence, we were able to serve a larger number and variety of small to medium size businesses with loan and treasury management products unparalleled for a bank of our size.

is now truer than ever before. We believe that the nation and our region will certainly recover from this economic downturn and when it does the recovery will be led by local community financial institutions like LNB.

On behalf of the Board, I would like to pay special tribute to Leo L. Weingarten, a former director of the bank, who passed away this past November at the age of 91. Leo was a longtime Lorain business leader and community supporter. His contributions during his many years serving on the LNB board were numerous and his wisdom and service was invaluable.

We would also like to express our sincere appreciation to James F. Kidd and Daniel P. Batista, two board members who will be retiring from the Board of Directors at the 2010 Annual Meeting of Shareholders. Jim has served as vice chairman of the board since 2005 and board member since 1989. He previously served as LNB president and chief executive officer. Dan has served on the board since 1983. Both Jim and Dan have contributed greatly to the Board and to the company overall. We are greatly indebted to both of them and wish them well.

Your Board will continue to dedicate a great deal of time and effort to ensure we continue on a solid path even through these tough economic times. We remain optimistic for the opportunities and challenges 2010 will certainly present. Our confidence in management and the associates of LNB is as strong as ever and we remain committed in our determination to see LNB Bancorp succeed now and in the future. Thank you for your confidence and support of our efforts.

James R. Herrick
Chairman of the Board

- Our acquisition of Morgan Bank in 2007 has established the company in Northern Summit County and surrounding areas. The bank enjoys the number one market share in the affluent Hudson community and the bank's indirect auto loan business has been greatly expanded with dealer relationships in Ohio as well as in Indiana, Pennsylvania, Kentucky, Tennessee and Georgia.

Our solid core earnings performance over the past year is strong evidence of the value that we have built in the franchise through these investments. Additionally, these core earnings provide a strong foundation to build on as we emerge from this difficult economic environment.

We have seen improvement in reducing those expenses under our direct control. However, in 2009, the FDIC imposed dramatically higher premiums which had an affect on our expenses and bottom line. In 2009, our FDIC fees were $2,622,000, compared to $722,000 in 2008. Our non FDIC expenses declined almost $900,000 year over year.

The economic picture is still not clear enough to predict when we will see marked improvement overall, but we remain diligent in positioning our company to capitalize on the market as the economy improves.

Looking ahead, we will continue to work to grow revenue and strengthen our balance sheet. Equally important, we will maintain our focus on serving our customers and communities as a strong, independent community bank. Our commitment to the community is unwavering as we continue to support a wide variety of local not-profit agencies and programs.

I applaud the hard work and professionalism of our associates, the support of our Board of Directors and the loyalty of our customers through these challenging times. I am especially appreciative of the support of our shareholders and thank you for your continued interest in the company.

Daniel E. Klimas
President and Chief Executive Officer

**Pre-provision core earnings is a non-GAAP financial measure that the Company's management believes is useful in analyzing the Company's underlying performance trends, particularly in periods of economic stress. Pre-provision core earnings is defined as income before income tax expense, adjusted to exclude the impact of provision for loan losses.*



Holding Company, Subsidiaries and Officers



LNB Bancorp

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

LNB Bancorp, Inc., a holding company and parent company of The Lorain National Bank.

Officers

James R. Herrick
Chairman of the Board

Daniel E. Klimas
President and Chief Executive Officer

Craig J. Bertea
Senior Vice President
Senior Trust Officer

Gary J. Elek
Chief Financial Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Vice President Director of Risk Management and Corporate Secretary

Mary E. Miles
Senior Vice President
Director of Human Resources, Professional Development & Security

Kevin W. Nelson
Senior Vice President
Director of Indirect Lending

John D. Simacek
Senior Vice President
Senior Retail Executive

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

The Lorain National Bank

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Toll-free: (800) 860-1007

The Lorain National Bank operates 20 banking centers and 27 ATMs offering personal, residential mortgage lending and commercial banking products and services; investment management and trust services; 24-hour telephone banking and internet banking at **www.4LNB.com**.

Officers

Daniel E. Klimas
President and Chief Executive Officer

Craig J. Bertea
Senior Vice President
Senior Trust Officer

Peter R. Catanese
Senior Vice President
Director of Marketing

Gary J. Elek
Chief Financial Officer

David Harnett
Senior Vice President
Chief Credit Officer

Robert F. Heinrich
Vice President
Director of Risk Management and Corporate Secretary

Paul D. Carlin
Senior Vice President
Commercial Banking

Mary E. Miles
Senior Vice President
Director of Human Resources, Professional Development & Security

Kevin W. Nelson
Senior Vice President
Director of Indirect Lending

John D. Simacek
Senior Vice President
Senior Retail Executive

Frank A. Soltis
Senior Vice President
Director of Technology & Operations

Joan P. Villarreal
Senior Vice President
Loan Operations

North Coast Community Development Corporation

457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-7212

A wholly-owned subsidiary of The Lorain National Bank, its mission is to provide commercial loans and financial services to low and moderate communities in our service area.

Officers

Daniel E. Klimas
Chairman & President

Robert F. Heinrich
Secretary

Gary J. Elek
Treasurer

Evelyn C. France
Community Development Director

Directors of LNB Bancorp and Subsidiaries





LNB Bancorp and The Lorain National Bank

James R. Herrick
Chairman of the Board;
LNB Bancorp, Inc. and
The Lorain National Bank
President; Liberty Auto Group, Inc.

James F. Kidd
Vice Chairman of the Board;
LNB Bancorp, Inc.

Daniel E. Klimas
President and Chief Executive
Officer; LNB Bancorp, Inc. and
The Lorain National Bank

Daniel P. Batista
Chairman of the Board;
Wickens, Herzer, Panza,
Cook & Batista L.P.A.

Robert M. Campana
Owner;
Campana Development

J. Martin Erbaugh
President; JM Erbaugh Co.

Terry D. Goode
Vice President; LandAmerica
Financial Group, Inc. and
Lorain County Title Company

Lee C. Howley
President;
Howley Bread Group Ltd.

Daniel G. Merkel
Retired Regional President;
Republic Bancorp, Inc.

Benjamin G. Norton
Human Resource Consultant;
LTI Power Systems

Thomas P. Perciak
Mayor of Strongsville, Ohio

Jeffrey F. Riddell
President and Chief Executive Officer;
Consumers Builders Supply Co.

John W. Schaeffer, M.D.
President;
North Ohio Heart Center, Inc.

Donald F. Zwilling, CPA
Shareholder & Director;
Barnes Wendling CPAs

North Coast Community Development Corporation

Daniel E. Klimas
Chairman of the Board
President and Chief Executive
Officer; LNB Bancorp Inc. and
The Lorain National Bank

Evelyn C. France
Community Development Director;
The Lorain National Bank

James F. Kidd
Vice Chairman of the Board;
LNB Bancorp, Inc.

Gary J. Elek
Treasurer

Tracie L. Haynes
Oberlin Community Leader

Robert F. Heinrich
Vice President;
The Lorain National Bank

Sydney L. Lancaster
Manager Human Resources
Development and Affirmative
Action Officer; Lorain County
Community College

Daniel Martinez
Chairman of the Board and
President; South Lorain Community
Development Corporation

Benjamin G. Norton
Human Resource Consultant;
LTI Power Systems

Homer A. Virdon
Director; Lorain Metropolitan
Housing Authority



LNB Banking Centers



Lorain Banking Centers
Main
457 Broadway
Lorain, Ohio 44052
(440) 244-7185

Sixth Street Drive-In**
200 Sixth Street
Lorain, Ohio 44052
(440) 244-7242

Oberlin Avenue
3660 Oberlin Avenue
Lorain, Ohio 44053
(440) 282-9196

Pearl Avenue
2850 Pearl Avenue
Lorain, Ohio 44055
(440) 277-1103

Amherst Banking Center
1175 Cleveland Avenue
Amherst, Ohio 44001
(440) 988-4423

Avon Banking Center
2100 Center Road
Avon, Ohio 44011
(440) 934-7922

Avon Lake Banking Center
32960 Walker Road
Avon Lake, Ohio 44012
(440) 933-2186

Elyria Banking Centers
Ely Square
124 Middle Avenue
Elyria, Ohio 44035
(440) 323-4621

Chestnut Commons
105 Chestnut Commons Dr.
Elyria, Ohio 44035
(440) 366-5000

Lake Avenue
42935 North Ridge Road
Elyria Township, Ohio 44035
(440) 233-7196

Weslyan Village*
807 West Avenue
Elyria, Ohio 44035
(440) 323-6488

Village of LaGrange Banking Center
546 North Center Street
Village of LaGrange,
Ohio 44050
(440) 355-6734

North Ridgeville Center
34085 Center Ridge Rd.
North Ridgeville, Ohio
44039
(440) 327-2265

Oberlin Banking Centers
24 East College Street
Oberlin, Ohio 44074
(440) 775-1361

Kendal at Oberlin*
600 Kendal Drive
Oberlin, Ohio 44074
(440) 774-5400

Olmsted Township Banking Centers
27095 Bagley Road
Olmsted Township,
Ohio 44138
(440) 235-4600

The Renaissance*
26376 John Road
Olmsted Township,
Ohio 44138
(440) 427-0041

Vermilion Banking Center
4455 East Liberty Avenue
Vermilion, Ohio 44089
(440) 967-3124

Westlake Banking Center
Westlake Village*
28550 Westlake Village Drive
Westlake, Ohio 44145
(440) 808-0229

MorganBank *Simply More*
178 W. Streetsboro Street
Hudson, Ohio 44236
(330) 342-4018


Lorain County
Cuyahoga County
Avon Lake
Westlake
LORAIN
Avon
Olmsted Township
Vermilion
ELYRIA
Amherst
North Ridgeville
Oberlin
Lagrange

Other Offices
LNB Investment and Trust Services
457 Broadway
Lorain, Ohio 44052
(440) 244-7241

Commercial, Consumer and Mortgage Loans
457 Broadway
Lorain, Ohio 44052
(440) 244-7219
(440) 989-3348
(440) 985-7676

Customer Service
457 Broadway
Lorain, Ohio 44052
(440) 989-3348
(800) 860-1007

Human Resources
457 Broadway
Lorain, Ohio 44052
(440) 244-7207

All Other Offices Not Listed
Toll Free (800) 860-1007
Lorain (440) 244-6000

Commercial Banking
Independence Office
Summit 2, Suite 640
Independence, Ohio 44131
(216) 520-0846

Avon Pointe Office
36711 American Way, Suite B
Avon, Ohio 44011
(440) 934-8745

ATM service available wherever you see this symbol
**Restricted to residents, their visitors and employees*
***Drive-In service only*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 0-13203

LNB Bancorp, Inc.

(Exact name of the registrant as specified in its charter)

Ohio	**34-1406303**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
457 Broadway, Lorain, Ohio	**44052-1769**
(Address of principal executive offices)	*(Zip Code)*

(440) 244-6000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares Par Value $1.00 Per Share Preferred Share Purchase Rights	The NASDAQ Stock Market

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates of the registrant at June 30, 2009 was approximately $39,668,482.

The number of common shares of the registrant outstanding on March 1, 2010 was 7,363,161.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

LNB Bancorp, Inc. (the "Corporation") is a diversified banking services company headquartered in Lorain, Ohio. It is organized as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Its predecessor, The Lorain Banking Company was a state chartered bank founded in 1905. It merged with the National Bank of Lorain in 1961, and in 1984 became a wholly-owned subsidiary of LNB Bancorp, Inc.

The Corporation engages in lending and depository services, investment and brokerage services, and other traditional banking services. These services are generally offered through the Corporation's wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The Bank, through an agreement with a registered third-party broker-dealer, Investment Centers of America, Inc., offers mutual funds, variable annuity investments, variable annuity and life insurance products, along with investments in stocks and bonds. Investment Centers of America, Inc. is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The primary business of the Bank is providing personal, mortgage and commercial banking products, along with investment management and trust services. The Lorain National Bank operates through 20 retail-banking locations and 27 automated teller machines ("ATM's") in Lorain, Erie, Cuyahoga and Summit counties in the Ohio communities of Lorain, Elyria, Amherst, Avon, Avon Lake, LaGrange, North Ridgeville, Oberlin, Olmsted Township, Vermilion, Westlake and Hudson, as well as a business development office in Cuyahoga County.

Services

Commercial Lending. The Bank's commercial lending activities consist of commercial and industrial loans, commercial real estate loans, construction and equipment loans, letters of credit, revolving lines of credit, Small Business Administration loans and government guaranteed loans. The Bank's wholly-owned subsidiary, North Coast Community Development Corporation, offers commercial loans with preferred interest rates on projects that meet the standards for the federal government's New Markets Tax Credit Program.

Residential, Installment and Personal Lending. The Bank's residential mortgage lending activities consist of loans originated for portfolio or to be sold in the secondary markets, for the purchase of personal residences. The Bank's installment lending activities consist of traditional forms of financing for automobile and personal loans, indirect automobile loans, second mortgages, and home equity lines of credit. The Bank provides indirect lending services to new and used automobile dealerships throughout Ohio, Kentucky, Indiana, Tennessee and Georgia. This program allows the Bank to generate high quality short term assets to place in its own portfolio or to sell to several investor banks

Deposit Services. The Bank's deposit services include traditional transaction and time deposit accounts as well as cash management services for corporate and municipal customers. The Bank may supplement local deposit generation with time deposits generated through a broker relationship. Deposits of the Bank are insured by the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC").

Other Services. Other bank services offered include safe deposit boxes, night depository, U.S. savings bonds, travelers' checks, money orders, cashiers checks, ATM's, debit cards, wire transfer, electronic funds transfers, foreign drafts, foreign currency, electronic banking by phone or through the internet, lockbox and other services tailored for both individuals and businesses.

Competition and Market Information

The Corporation competes primarily with 17 other financial institutions with operations in Lorain County, Ohio, which have Lorain County-based deposits ranging in size from approximately $454,000 to over $793 million. These competitors, as well as credit unions and financial intermediaries, compete for Lorain County deposits of approximately of $3.8 billion.

The Bank's market share of total deposits in Lorain County was 23.64% in 2009 and 21.22% in 2008, and the Bank ranked number one in market share in Lorain County in 2009 and number two in 2008.

The Corporation's Morgan Bank division operates from one location in Hudson, Ohio. The Morgan Bank division competes primarily with nine other financial institutions for $566 million in deposits in the City of Hudson, and holds a market share of 22.12%.

The Bank has a limited presence in Cuyahoga County, competing primarily with 26 other financial institutions. Cuyahoga County deposits as of June 30, 2009 totaled $53.7 billion. The Bank's market share of deposits in Cuyahoga County was 0.4% in 2009 and 0.04% in 2008 based on the FDIC Summary of Deposits for specific market areas dated June 30, 2009.

Business Strategy

The Bank competes with larger financial institutions by providing exceptional local service that emphasizes direct customer access to the Bank's officers. It competes against smaller local banks by providing more convenient distribution channels and a wider array of products. The Bank endeavors to provide informed and courteous personal services. The Corporation's management team ("Management") believes that the Bank is well positioned to compete successfully in its market area. Competition among financial institutions is based largely upon interest rates offered on deposit accounts, interest rates charged on loans, the relative level of service charges, the quality and scope of the services rendered, the convenience of the banking centers and, in the case of loans to commercial borrowers, relative lending limits. Management believes that the commitment of the Bank to provide quality personal service and its local community involvement give the Bank a competitive advantage over other financial institutions operating in its markets.

Supervision and Regulation

The Corporation is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The BHC Act requires prior approval of the Federal Reserve Board before acquiring or holding more than a 5% voting interest in any bank. It also restricts interstate banking activities.

The Bank is subject to extensive regulation, supervision and examination by applicable federal banking agencies, including the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board. Because domestic deposits in the Bank are insured (up to applicable limits) and certain deposits of the Bank and debt obligations of the Bank are temporarily guaranteed (up to applicable limits) by the FDIC, the FDIC also has certain regulatory and supervisory authority over the Bank under the Federal Deposit Insurance Act (the "FDIA").

Regulatory Capital Standards and Related Matters

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The FDIC and the OCC have adopted risk-based capital ratio guidelines to which depository institutions under their respective supervision, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk. The Corporation and the Bank met all risk-based capital requirements of the Federal Reserve Board, FDIC and OCC as of December 31, 2009.

Both federal and state law extensively regulate various aspects of the banking business, such as reserve requirements, truth-in-lending and truth-in-savings disclosures, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations.

The Corporation and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between banks, affiliated companies and its executive officers and its affiliates. The statute prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate. Additionally, all transactions with an affiliate must be on terms substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated parties.

EESA and ARRA

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. EESA authorized the U.S. Department of the Treasury (the "U.S. Treasury") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The U.S. Treasury allocated $350 billion towards the TARP Capital Purchase Program (the "CPP"). Under the CPP, the U.S. Treasury purchased equity securities from participating institutions. Participants in the CPP, such as the Corporation, are subject to employee compensation limitations and are encouraged to expand their lending and mortgage loan modifications. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted. Among other things, ARRA, and the related interim final rule promulgated by the U.S. Treasury, imposed certain new employee compensation and corporate expenditure limits on all CPP participants, including the Corporation, until the institution has repaid the U.S. Treasury. For details regarding the Corporation's participation in the CPP, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Federal Deposit Insurance Act

Deposit Insurance Coverage Limits. Prior to enactment of EESA, the FDIC standard maximum depositor insurance coverage limit was $100,000, excluding certain retirement accounts qualifying for a maximum coverage limit of $250,000. Pursuant to EESA, the FDIC standard maximum coverage limit was temporarily increased to $250,000. This temporary standard maximum coverage limit increase will expire on December 31, 2013.

Deposit Insurance Assessments. Substantially all of the Bank's domestic deposits are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance premium assessments by the FDIC.

FICO Assessments. Since 1997, all FDIC-insured depository institutions have been required through assessments collected by the FDIC to service the annual interest on 30-year noncallable bonds issued by the Financing Corporation ("FICO") in the late 1980s to fund losses incurred by the former Federal Savings and Loan Insurance Corporation. FICO assessments are separate from and in addition to deposit insurance assessments, are adjusted quarterly and, unlike deposit insurance assessments, are assessed uniformly without regard to an institution's risk category.

Conservatorship and Receivership of Institutions. If any insured depository institution becomes insolvent and the FDIC is appointed its conservator or receiver, the FDIC may, under federal law, disaffirm or repudiate any contract to which such institution is a party, if the FDIC determines that performance of the contract would be burdensome, and that disaffirmance or repudiation of the contract would promote the orderly administration of the institution's affairs. Such disaffirmance or repudiation would result in a claim by its holder against the receivership or conservatorship. The amount paid upon such claim would depend upon, among other factors, the amount of receivership assets available for the payment of such claim and its priority relative to the priority of others. In addition, the FDIC as conservator or receiver may enforce most contracts entered into by the institution notwithstanding any provision providing for termination, default, acceleration, or exercise of rights upon or solely by reason of insolvency of the institution, appointment of a conservator or receiver for the institution, or exercise of rights or powers by a conservator or receiver for the institution. The FDIC as conservator or receiver also may transfer any asset or liability of the institution without obtaining any approval or consent of the institution's shareholders or creditors.

Depositor Preference. The FDIA provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of its depositors (including claims by the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against such an institution. If an insured depository institution fails, insured and uninsured depositors along with the FDIC will be placed ahead of unsecured, nondeposit creditors, including a parent holding company and subordinated creditors, in order of priority of payment.

Prompt Corrective Action. The "prompt corrective action" provisions of the FDIA create a statutory framework that applies a system of both discretionary and mandatory supervisory actions indexed to the capital level of FDIC-insured depository institutions. These provisions impose progressively more restrictive constraints on operations, management, and capital distributions of the institution as its regulatory capital decreases, or in some cases, based on supervisory information other than the institution's capital level. This framework and the authority it confers on the federal banking agencies supplement other existing authority vested in such agencies to initiate supervisory actions to address capital deficiencies. Moreover, other provisions of law and regulation employ regulatory capital level designations the same as or similar to those established by the prompt corrective action provisions both in imposing certain restrictions and limitations and in conferring certain economic and other benefits upon institutions. These include restrictions on brokered deposits, limits on exposure to interbank liabilities, determination of risk-based FDIC deposit insurance premium assessments, and action upon regulatory applications.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") and the federal regulations issued pursuant to it substantially broaden previously existing anti-money laundering law and regulation, increase compliance, due diligence and reporting obligations for financial institutions, create new crimes and penalties, and require the federal banking agencies, in reviewing merger and other acquisition transactions, to consider the effectiveness of the parties in combating money laundering activities.

Employees

As of December 31, 2009, the Corporation employed 272 full-time equivalent employees. The Corporation is not a party to any collective bargaining agreement. Management considers its relationship with its employees to be good. Employee benefits programs are considered by the Corporation to be competitive with benefits programs provided by other financial institutions and major employers within the current market area.

Industry Segments

The Corporation and the Bank are engaged in one line of business, which is banking services.

Available Information

LNB Bancorp, Inc.'s internet website is www.4LNB.com. Copies of the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available through this website or directly through the Securities and Exchange Commission (the "SEC") website which is www.sec.gov.

Forward-Looking Statements

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment, including new or heightened legal standards and regulatory requirements, practices or expectations, which may impede profitability or affect the Corporation's financial condition;

- persisting volatility and limited credit availability in the financial markets, particularly if actions taken by the U.S. Treasury, in coordination with other financial institution regulators and other initiatives undertaken by the U.S. government, do not have the intended effect on the financial markets;
- limitations on the Corporation's ability to return capital to shareholders and dilution of the Corporation's common shares that may result from the terms of the CPP, pursuant to which the Corporation issued securities to the U.S. Treasury;
- limitations on the Corporation's ability to pay dividends;
- increases in interest rates or further weakening economic conditions that could further constrain borrowers' ability to repay outstanding loans or diminish the value of the collateral securing those loans;
- adverse effects on the Corporation's ability to engage in routine funding transactions as a result of the actions and commercial soundness of other financial institutions;
- general weakness in the economy that may disproportionately impact the financial services industry;
- uncertainties and potential additional regulatory or compliance burdens as a result of the Corporation's participation in TARP;
- risk of failure of third party vendors;
- changes in accounting standards;
- limits on executive compensation due to the Corporation's participation in the CPP;
- potential lack of capital when needed by the Corporation;
- general economic conditions, either nationally or regionally (especially in northeastern Ohio), becoming less favorable than expected resulting in, among other things, further deterioration in the credit quality of assets;
- increases in deposit insurance premiums or assessments imposed on the Corporation by the FDIC;
- difficulty attracting and/or retaining key executives and/or relationship managers at compensation levels necessary to maintain a competitive market position;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in trade, monetary, fiscal and tax policies;
- changes in the securities markets, in particular, continued disruption in the fixed income markets and adverse capital market conditions;
- continued disruption in the housing markets and related conditions in the financial markets; and
- changes in general economic conditions and competition in the geographic and business areas in which the Corporation conducts its operations, particularly in light of the recent consolidation of competing financial institutions; as well as the risks and uncertainties described from time to time in the Corporation's reports as filed with the SEC.

Item 1A. *Risk Factors*

As a competitor in the banking and financial services industries, the Corporation and its business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the Corporation's other filings with the SEC, before making any investment decision with respect to the Corporation's securities. In particular, you should consider the discussion contained in Item 7 of this annual report on Form 10-K, which contains Management's Discussion and Analysis of Financial Condition and Results of Operations.

The risks and uncertainties described below may not be the only ones the Corporation faces. Additional risks and uncertainties not presently known by the Corporation or that the Corporation currently deems immaterial may also affect the Corporation's business. If any of these known or unknown risks or uncertainties actually occur or develop, the Corporation's business, financial condition, results of operations and future growth prospects could change. Under those circumstances, the trading prices of the Corporation's securities could decline, and you could lose all or part of your investment.

Current market developments may adversely affect the Corporation's industry, business and results of operations.

Dramatic declines in the housing market during prior years, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect the Corporation's business, financial condition and results of operations.

Recent developments in the financial services industry and the U.S. and global capital markets may adversely impact the Corporation's operations and results.

Developments in the last two years in the capital markets have resulted in uncertainty in the financial markets in general, with the expectation of the general economic downturn continuing in the first quarter of 2010 and beyond. Loan portfolio performance has deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of collateral. The competition for the Corporation's deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like the Corporation's, have been negatively affected by the current conditions of the financial markets, as has the Corporation's ability, if needed, to raise capital or borrow in the debt markets, compared to prior years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Developments in the financial services industry and the impact of any new legislations in response to those developments could negatively impact the Corporation by restricting the Corporation's business operations, including the Corporation's ability to originate or sell loans, and adversely impact the Corporation's financial performance.

It is unclear what impact EESA, ARRA, and other initiatives undertaken by the United States government to restore liquidity and stability to the U.S. financial system have had and there can be no assurance that they will continue to help stabilize the U.S. financial system.

EESA was enacted in response to the ongoing financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. It is unclear at this time what impact that EESA or ARRA, or programs and other initiatives undertaken by the U.S. government have had on the financial markets and there can be no assurance that these measures will continue to help stabilize the U.S. financial system; the high levels of volatility and limited credit availability currently being experienced may persist. The failure of EESA or other government programs to continue to help stabilize the financial markets and a continuation or worsening of current financial market conditions could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Current levels of market volatility may have a material adverse effect on the Corporation.

The capital and credit markets have been experiencing volatility and disruption for more than 24 months. If current levels of market disruption and volatility continue or worsen, there can be no assurance that the Corporation will not experience an adverse effect, which may be material, on the Corporation's ability to access capital and on the Corporation's business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect the Corporation.

The Corporation's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Corporation has exposure to many different industries and counterparties, and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Corporation or by other institutions. Many of these transactions expose the Corporation to credit risk in the event of default of the Corporation's counterparty or client. In addition, the Corporation's credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due the Corporation. There is no assurance that any such losses would not materially and adversely affect the Corporation's results of operations.

Certain industries, including the financial services industry, are disproportionately affected by certain economic indicators such as unemployment and real estate asset values. Should the improvement of these economic indicators lag the improvement of the overall economy, the Corporation could be adversely affected.

Should the stabilization of the U.S. economy lead to a general economic recovery, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Corporation's results of operations could be negatively affected.

Strong competition may reduce the Corporation's ability to generate loans and deposits in its market.

The Corporation competes in a consolidating industry. Increasingly, the Corporation's competition is large regional companies which have the capital resources to substantially impact such things as loan and deposit pricing, delivery channels and products. This may allow those companies to offer what may be perceived in the market as better products and better convenience relative to smaller competitors like the Corporation, which could impact the Corporation's ability to grow its assets and earnings.

Changes in interest rates could adversely affect the Corporation's earnings and financial condition.

The Corporation derives the majority of its revenue from net interest income. Net interest income may be reduced if more rate sensitive assets than interest-bearing liabilities reprice or mature during a time when rates are declining, or if more interest-bearing liabilities than rate sensitive assets reprice or mature during a time when rates are rising. However, the Corporation has historically experienced improved net interest income during periods of rising interest rates, so if interest rates fall, the Corporation's revenue may be adversely impacted. Interest rate changes also impact customer preferences for the Corporation's products. Changing interest rates can lead to unpredictable cash flow with respect to both assets and liabilities, which can negatively impact net interest income.

The Corporation's business may be adversely affected by changes in government policies. The Corporation competes in a highly regulated environment.

Changes in regulation are continually being proposed which can substantially impact the Corporation's products and cost of delivery. Regulatory burdens imposed by legislation such as The Sarbanes-Oxley Act of 2002, The USA PATRIOT Act, The International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, The Equal Credit Opportunity Act, The Fair Housing Act, The Community Reinvestment Act and the Home Mortgage Disclosure Act can materially impact the ability of the Corporation to grow should the Corporation fail to develop the systems to adequately comply with these regulations. Failure to comply with these regulations can lead to loss of customer confidence, substantial fines and regulatory constraints on the Corporation's operations. These burdens can also materially impact the earnings of the Corporation as additional resources are expended to comply with these requirements. The government, through the open market activities of the Federal Reserve Board, can also adversely impact the Corporation's business. The Federal Reserve Board can change the discount rate, which impacts the composition of the Corporation's balance sheet by influencing the rates that the Corporation earns on its assets and pays on its liabilities.

The Corporation is subject to additional uncertainties, and potential additional regulatory or compliance burdens, as a result of the Corporation's participation in the CPP.

The Corporation accepted an investment by the U.S. Treasury under the CPP. The Stock Purchase Agreement the Corporation entered into with the U.S. Treasury provides that the U.S. Treasury may unilaterally amend the agreement to the extent required to comply with any changes after the execution in applicable federal statutes. As a result of this provision, the U.S. Treasury and the Congress may impose additional requirements or restrictions on the Corporation and the Bank in respect of reporting, compliance, corporate governance, executive or employee compensation, dividend payments, stock repurchases, lending or other business practices, capital requirements or other matters. The Corporation may be required to expend additional resources in order to comply with these requirements. Such additional requirements could impair the Corporation's ability to compete with institutions that are not subject to the restrictions because they did not accept an investment from the U.S. Treasury. To the extent that additional restrictions or limitations on employee compensation are imposed, such as those contained in ARRA and the regulations issued thereunder in June 2009, the Corporation may be less competitive in attracting and retaining successful incentive compensation based lenders and customer relations personnel, or senior executive officers.

Additionally, the ability of Congress to utilize the amendment provisions to effect political or public relations goals could result in the Corporation being subjected to additional burdens as a result of public perceptions of issues relating to the largest banks, and which are not applicable to community oriented institutions such as the Corporation. The Corporation may be disadvantaged as a result of these uncertainties.

The Corporation may be adversely impacted by weakness in the local economies it serves.

The Corporation's business activities are geographically concentrated in Northeast Ohio and, in particular, Lorain County, Ohio, where commercial activity has deteriorated at a greater rate than in other parts of Ohio and in the national economy. This has led to and may lead to further unexpected deterioration in loan quality, slower asset and deposit growth, which may adversely affect the Corporation's operating results.

The Corporation's earnings and reputation may be adversely affected if credit risk is not properly managed. Originating and underwriting loans is critical to the success of the Corporation.

This activity exposes the Corporation to credit risk, which is the risk of losing principal and interest income because the borrower cannot repay the loan in full. The Corporation depends on collateral in underwriting loans, and the value of this collateral is impacted by interest rates and economic conditions.

The Corporation's earnings may be adversely affected if management does not understand and properly manage loan concentrations. The Corporation's commercial loan portfolio is concentrated in commercial real estate. This includes significant commercial and residential development customers. This means that the Corporation's credit risk profile is dependent upon, not only the general economic conditions in the market, but also the health of the local real estate market. Certain of these loans are not fully amortized over the loan period, but have a balloon payment due at maturity. The borrower's ability to make a balloon payment typically will depend on being able to refinance the loan or to sell the underlying collateral. This factor, combined with others, including the Corporation's geographic concentration, can lead to unexpected credit deterioration and higher provisions for loan losses.

The Corporation is subject to liquidity risk.

Market conditions or other events could negatively affect the level or cost of funding, affecting the Corporation's ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. Although management has implemented strategies to maintain sufficient sources of funding to accommodate planned as well as unanticipated changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected and/or prolonged change in the level or cost of liquidity could adversely affect the Corporation's business, financial condition and results of operations.

If the Corporation's technology and systems are damaged, its ability to service customers, comply with regulation and grow assets and liabilities may be adversely impacted.

The Corporation is dependent on the proper functioning of its hardware, software and communications. Security breaches, terrorist events, and natural disasters can all have a material impact on the Corporation's ability to maintain accurate records which is critical to the Corporation's operations.

The Corporation is subject to risk from the failure of third party vendors.

The Corporation relies on other companies to provide components of the Corporation's business infrastructure. Third party vendors provide certain components of the Corporation's business infrastructure, such the Bank's processing and electronic banking systems, item processing and Internet connections. While the Corporation has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parities not providing the Corporation their services for any reason or their performing their services poorly, could adversely affect the Corporation's ability to deliver products and services to the Corporation's operations directly through interference with communications, including the interruption or loss of the Corporation's websites, which could adversely affect the Corporation's business, financial condition and results of operations.

Changes in accounting standards could materially impact the Corporation's financial statements.

The Financial Accounting Standards Board (FASB) may change the financial accounting and reporting standards that govern the preparation of the Corporation's financial statements. These changes can be difficult to predict and can materially impact how the Corporation records and reports it financial condition and results of operations.

The Corporation may not be able to attract and retain skilled people.

The Corporation's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities in which the Corporation is engaged can be intense, and the Corporation may not be able to retain or hire the people it wants and/or needs. In order to attract and retain qualified employees, the Corporation must compensate its employees at market levels. If the Corporation is unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, the Corporation's performance, including its competitive position, could suffer, and, in turn, adversely affect the Corporation's business, financial condition and results of operations.

TARP and ARRA impose certain executive compensation and corporate governance requirements that may adversely affect the Corporation, including the Corporation's ability to recruit and retain qualified employees.

The purchase agreement the Corporation entered into in connection with the Corporation's participation in the CPP required the Corporation to adopt the U.S. Treasury's standards for executive compensation and corporate governance while the U.S. Treasury holds the equity issued by the Corporation pursuant to the CPP. These standards generally apply to the Corporation's Chief Executive Officer, Chief Financial Officer and the next three most highly compensated senior executive officers. The standards include:

- ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of financial institutions;
- required clawbacks of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate;
- prohibitions on making golden parachute payments to senior executives; and
- an agreement not to deduct for tax purposes executive compensation in excess of $500,0000 for each senior executive.

ARRA imposed further limitations on compensation while the U.S. Treasury holds equity issued by the Corporation pursuant to TARP:

- a prohibition on making any golden parachute payment to a senior executive officer or any of the Corporation's next five most highly compensated employees;
- a prohibition on any compensation plan that would encourage manipulation of the Corporation's reported earnings to enhance the compensation of any of the Corporation's employees; and
- a prohibition on the payment or accrual of any bonus, retention award or incentive compensation to the Corporation's five highest paid executives except for long-term restricted stock with a value not greater than one-third of the total amount of annual compensation of the employee receiving the stock.

The U.S. Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the CPP and ARRA. The rules clarify prohibitions on bonus payments, provide guidance on the use of restricted stock units, expand restrictions on golden parachute payments, mandate enforcement of clawback provisions unless unreasonable to do so, outline the steps compensation committees must take when evaluating risks posed by compensations arrangements, and require the adoption and disclosure of a luxury expenditure policy, among other things. New requirements under the rules include enhanced disclosure of perquisites and the use of compensation consultants, and prohibitions on tax gross-up payments.

These provisions and any future rules issued by the U.S. Treasury could adversely affect the Corporation's ability to attract and retain management capable and motivated sufficiently to manage and operate the Corporation's business through difficult economic and market conditions. If the Corporation is unable to attract and retain qualified employees to manage and operate the Corporation's business, it could negatively affect the Corporation's business, financial conditions and results of operations.

The Corporation's issuance of securities to the U.S. Treasury may limit the Corporation's ability to return capital to its shareholders and is dilutive to the Corporation's common shares. If the Corporation is unable to redeem such preferred shares, the dividend rate increases substantially after five years.

In connection with the Corporation's sale of $25.2 million of its Series B Preferred Stock to the U.S. Treasury in conjunction with the CPP, the Corporation also issued a warrant to purchase 561,343 of its common shares at an exercise price of $6.74. The number of shares was determined based upon the requirements of the CPP, and was calculated based on the average market price of the Corporation's common shares for the 20 trading days preceding approval of the Corporation's issuance (which was also the basis for the exercise price of $6.74). The terms of the transaction with the U.S. Treasury include limitations on the Corporation's ability to pay dividends and repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) nor repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with the Corporation's benefit plans. Furthermore, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. These restrictions combined with the dilutive impact of the warrant may have an adverse effect on the market price of the Corporation's Common Shares, and, as a result, they could adversely affect the Corporation's business, financial condition and results of operations.

Unless the Corporation is able to redeem the Series B Preferred Stock during the first five years, the dividend payments on this capital will increase substantially at that point, from 5% ($1.26 million annually) to 9% ($2.27 million annually). Depending on market conditions at the time, this increase in dividends could significantly impact the Corporation's liquidity, and as a result, adversely affect the Corporation's business, financial condition and results of operations.

The Corporation's ability to pay dividends is subject to limitations.

Holders of the Corporation's common shares are only entitled to receive such dividends as the Board of Directors may declare out of funds legally available for such payments. Furthermore, the Corporation's common shareholders are subject to the prior dividend rights of holders of its preferred stock.

In September 2009, the Corporation reduced its quarterly dividend on its common shares to $0.01 per share and does not expect to increase the quarterly dividend above $0.01 for the foreseeable future. The Corporation could determine to eliminate its common shares dividend altogether. Furthermore, as long as the Series B Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This could adversely affect the market price of the Corporation's common shares. Also, the Corporation is a bank holding company and its ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends.

In addition, the terms of the Corporation's outstanding trust preferred securities prohibit it from declaring or paying any dividends or distributions on its capital stock, including its common shares, if an event of default has occurred and is continuing under the applicable indenture or if the Corporation has given notice of its election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Additional capital may not be available to the Corporation if and when it is needed.

The Corporation and the Bank are subject to capital-based regulatory requirements. The ability of the Corporation and the Bank to meet capital requirements is dependent upon a number of factors, including results of operations, level of nonperforming assets, interest rate risk, future economic conditions, future changes in regulatory and accounting policies and capital requirements, and the ability to raise additional capital if and when it is needed. Certain circumstances, such as a reduction of capital due to losses from nonperforming assets or otherwise, could cause the Corporation or the Bank to become unable to meet applicable regulatory capital requirements, which may materially and adversely affect the Corporation's financial condition, liquidity and results of operations. In such an event, additional capital may be required to meet requirements. The Corporation's ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time which are outside its control, and on the Corporation's financial performance. Accordingly, additional capital, if needed, may not be available on terms acceptable to the Corporation. Furthermore, if any such additional capital is raised through the offering of equity securities, it may dilute the holdings of the Corporation's existing shareholders or reduce the market price of the Corporation's common shares, or both.

If the Corporation is required to write down goodwill recorded in connection with its acquisitions, the Corporation's profitability would be negatively impacted.

Applicable accounting standards require the Corporation to use the purchase method of accounting for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the acquired company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2009, the Corporation had approximately $21.5 million of goodwill on its balance sheet. Goodwill must be evaluated for impairment at least annually. Write downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write downs, which would have an adverse effect on the Corporation's financial condition and results of operations.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

The Corporation's offices are located at the Corporation's Main Banking Center, 457 Broadway, Lorain, Ohio, 44052. The Corporation owns the land and buildings occupied by nine of its banking centers, corporate offices, operations, maintenance, purchasing and training center. The Corporation leases the other 13 banking centers and loan centers from various parties on varying lease terms. There is no outstanding mortgage debt on any of the properties which the Corporation owns. Listed below are the banking centers, loan production offices and service facilities of the Corporation and their addresses, all of which are located in Lorain, eastern Erie, western Cuyahoga and Summit counties of Ohio:

Main Banking Center & Corporate Offices	457 Broadway, Lorain
Vermilion	4455 East Liberty Avenue, Vermilion
Amherst	1175 Cleveland Avenue, Amherst
Lake Avenue	42935 North Ridge Road, Elyria Township
Avon	2100 Center Road, Avon
Avon Lake	32960 Walker Road, Avon Lake
Pearl Avenue	2850 Pearl Avenue, Lorain
Oberlin	24 East College Street, Oberlin
Ely Square	124 Middle Avenue, Elyria
Cleveland Street	801 Cleveland Street, Elyria
Oberlin Avenue	3660 Oberlin Avenue, Lorain
Olmsted Township	27095 Bagley Road, Olmsted Township
Kendal at Oberlin	600 Kendal Drive, Oberlin
The Renaissance	26376 John Road, Olmsted Township
Chestnut Commons	105 Chestnut Commons Drive, Elyria
North Ridgeville	34085 Center Ridge Road, North Ridgeville
Village of LaGrange	546 North Center Street, LaGrange
Westlake Village	28550 Westlake Village Drive, Westlake
Wesleyan Village	807 West Avenue, Elyria
Morgan Bank	178 West Streetsboro Street, Hudson
Avon Pointe Loan Center	36711 American Way, Avon
Cuyahoga Loan Center	2 Summit Park Drive, Independence
Operations	2130 West Park Drive, Lorain
Maintenance	2140 West Park Drive, Lorain
Purchasing	2150 West Park Drive, Lorain
Training Center	521 Broadway, Lorain
Main Office Drive Up	200 West 6th Street, Lorain

The Corporation also owns and leases equipment for use in its business. The Corporate headquarters at 457 Broadway is currently 75% occupied. The remaining space is expected to be utilized to accommodate future growth. The Corporation considers all its facilities to be in good condition, well-maintained and more than adequate to conduct the business of banking.

Item 3. *Legal Proceedings*

On April 18, 2008, the Corporation and Richard M. Osborne and certain other parties entered into a settlement agreement (the "Settlement Agreement") to settle certain contested matters relating to the Corporation's 2008 annual meeting of shareholders. Under the Settlement Agreement, among other things, Mr. Osborne agreed not to seek representation on the Corporation's Board of Directors or to solicit proxies with respect to the voting of the Corporation's common shares for a period of at least 18 months after April 18, 2008. In proxy materials filed with the SEC on March 20, 2009, Mr. Osborne indicated his intent to solicit proxies in favor of the election of two nominees for election as directors at the Corporation's 2009 annual meeting of shareholders. On March 24, 2009, the Corporation filed a complaint against Mr. Osborne for a declaratory judgment and preliminary and permanent injunctive relief in the United States District Court for the Northern District of Ohio, Eastern Division, to restrain Mr. Osborne from (a) engaging in any solicitation of proxies or consents, (b) seeking to advise, encourage or influence any person or entity with respect to the voting of any voting securities of the Corporation, (c) initiating, proposing or otherwise soliciting shareholders of the Corporation for the approval of shareholder proposals, (d) entering into any discussions, negotiations, agreements, arrangements or understanding with any third party with respect to any of the foregoing and (e) disseminating his proposed proxy materials to shareholders of the Corporation. The Corporation also sought an order from the Court temporarily restraining Mr. Osborne from engaging in any of the foregoing activities. On March 28, 2009, the Court issued an order granting the Corporation's motion for a temporary restraining order. On April 3, 2009, the Court issued an order granting the Corporation's motion for a preliminary injunction restraining Mr. Osborne from engaging in any of the foregoing activities. On February 15, 2010, Mr. Osborne filed a motion to dissolve the preliminary injunction, which the Corporation has opposed. The Court has not indicated when it will rule on the motion or whether it will do so in advance of the trial on the merits. Fact discovery has been completed. Dispositive motions are due on March 19, 2010. A trial on the merits of the Corporation's claims has been set to commence on June 14, 2010.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of the year ended December 31, 2009 there were no matters submitted to a vote of security holders.

Supplemental Item — Executive Officers of the Registrant

Pursuant to Form 10-K, General Instruction G(3), the following information on Executive Officers is included as an additional item in this Part I:

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
Daniel E. Klimas	51	President and Chief Executive Officer, LNB Bancorp, Inc., February 2005 to present. President, Northern Ohio Region, Huntington Bank from 2001 to February 2005.	President and Chief Executive Officer	2005
Gary J. Elek	58	Chief Financial Officer, LNB Bancorp, Inc., from April 27, 2009 to present. Vice President and Controller for North America of A. Schulman, Inc. in Akron, Ohio from 2006 to 2008. Corporate Controller of A. Schulman, Inc. from 2004 to 2006. Executive Vice President, Corporate Development from 1999 to 2004, as Senior Vice President, Corporate Development from 1997 to 1999 and as Senior Vice President and Treasurer from 1988 to 1997 of FirstMerit Corporation.	Chief Financial Officer and Principal Accounting Officer	2009

Name	Age	Principal Occupation For Past Five Years	Positions and Offices Held with LNB Bancorp, Inc.	Executive Officer Since
David S. Harnett	58	Senior Vice President and Chief Credit Officer, LNB Bancorp, Inc., August 7, 2007 to present. Senior Lender and Chief Credit Officer, January 2006 to August 2007, and Senior Vice President and Chief Credit Officer, January 2002 to January 2006, of the Cleveland, Ohio affiliate of Fifth Third Bank.	Senior Vice President and Chief Credit Officer	2007
Kevin Nelson	46	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Director of Indirect Lending, The Lorain National Bank, from May 2007 to present. Senior Vice President, Bank Sales and Loan Originations, Morgan Bank, from September 2006 to May 2007. President, Nelson Marketing Group, LLC, from November 2005 to September 2006.	Senior Vice President	2009
Frank A. Soltis	57	Senior Vice President, LNB Bancorp, Inc., July 2005 to present. Senior Vice President, Lakeland Financial Corporation, 1997 to 2005.	Senior Vice President	2005
Mary E. Miles.	51	Senior Vice President, LNB Bancorp, Inc., April 2005 to present. President, Miles Consulting, Inc. from 2001 to 2005.	Senior Vice President	2005
John Simacek	57	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Senior Retail Executive, The Lorain National Bank, October 2005 to present. Vice President and Regional Manager of the Cleveland, Ohio affiliate of Fifth Third Bank, 1999 to October 2005.	Senior Vice President	2009
Robert F. Heinrich	56	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Corporate Secretary, LNB Bancorp, Inc., from February 2008 to Present. Director of Risk Management, LNB Bancorp, Inc., from 2005 to present. Controller, LNB Bancorp, Inc., from January 2004 to March 2005. Auditor, LNB Bancorp, Inc., from May 2003 to January 2004.	Senior Vice President, Corporate Secretary and Director of Risk Management	2009
Craig B. Bertea	56	Senior Vice President, LNB Bancorp, Inc., from April 2009 to present. Department Manager and Chief Investment Officer for the Trust Department, The Lorain National Bank, from March 2008 to present. Portfolio Manager, Bank of America in Hartford, CT, from November 2007 to February 2008. Portfolio Manager, Department Manager and Chief Investment Officer, LNB Bancorp, Inc., from September 2005 to November 2007. Senior Portfolio Manager and Chief Investment Officer, Sky Trust, from August 2000 to May 2005.	Senior Vice President	2009

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information; Equity Holders; Dividends. LNB Bancorp, Inc. common shares, par value $1.00 per share, are traded on The NASDAQ Stock Market® under the ticker symbol "LNBB". The prices below represent the high and low sales prices reported on The NASDAQ Stock Market for each specified period. All prices reflect inter-dealer prices without markup, markdown or commission and may not necessarily represent actual transactions.

LNB Bancorp, Inc. has paid a cash dividend to shareholders each year since becoming a holding company in 1984. At present, the Corporation expects to pay cash dividends to shareholders in an amount equal to $0.01 per share if approved by the Board of Directors. The Corporation could decide to eliminate its common share dividend altogether. Furthermore, the terms of the Corporation's sale of $25.2 million of its Series B Preferred Stock to the U.S. Treasury in conjunction with the CPP include limitations on the Corporation's ability to pay dividends. For three years after the issuance or until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) without, among other things, U.S. Treasury approval. In addition, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The common shares of LNB Bancorp, Inc. are usually listed in publications as "LNB Bancorp". LNB Bancorp Inc.'s common stock CUSIP is 502100100.

As of March 1, 2010, LNB Bancorp, Inc. had 1,905 shareholders of record and a closing price of $4.47. Prospective shareholders may contact the Corporation's Investor Relations Department at (440) 244-7317 for more information.

Common Stock Trading Ranges and Cash Dividends Declared

	2009		
	High	Low	Cash Dividends Declared Per Share
First Quarter	$7.00	$4.01	$0.09
Second Quarter	6.49	4.50	0.09
Third Quarter	7.70	5.30	0.01
Fourth Quarter	6.76	4.00	0.01

	2008		
	High	Low	Cash Dividends Declared Per Share
First Quarter	$15.44	$11.88	$0.18
Second Quarter	12.90	9.65	0.18
Third Quarter	11.00	6.50	0.09
Fourth Quarter	9.00	4.67	0.09

The following graph shows a five-year comparison of cumulative total returns for LNB Bancorp, the Standard & Poor's 500 Stock Index© and the Nasdaq Bank Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LNB Bancorp, Inc., The S&P 500 Index
And The NASDAQ Bank Index



$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
LNB Bancorp, Inc.
S&P 500 Index
NASDAQ Bank Index

---

* $ 100 invested on 12/31/04 in stock or index. Including reinvestment of dividends. Fiscal year ending December 31.

The graph shown above is based on the following data points:

	12/04	12/05	12/06	12/07	12/08	12/09
LNB Bancorp, Inc.	**100.00**	**92.89**	**86.46**	**82.82**	**31.47**	**26.95**
S&P 500 Index	**100.00**	**104.91**	**121.48**	**128.16**	**80.74**	**102.11**
NASDAQ Bank Index	**100.00**	**98.57**	**111.92**	**89.33**	**71.39**	**60.47**

Issuer Purchases of Equity Securities

The following table summarizes share repurchase activity for the quarter ended December 31, 2009:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that may yet be Purchased Under the Plans or Programs
October 1, 2009 — October 31, 2009	—	n/a	—	129,500
November 1, 2009 — November 30, 2009	—	n/a	—	129,500
December 1, 2009 — December 31, 2009	—	n/a	—	129,500
Total	—	n/a	—	129,500

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of management based upon market, business, legal and other factors. However, the terms of the Corporation's sale of

$25.2 million of its Series B Preferred Stock to the U.S. Treasury in conjunction with the CPP include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation will not be able to repurchase any of its common shares or preferred stock without, among other things, U.S. Treasury approval or the availability of certain limited exceptions, e.g., purchases in connection with the Corporation's benefit plans. Furthermore, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. As of December 31, 2009, the Corporation had repurchased an aggregate of 202,500 shares under this program.

Item 6. *Selected Financial Data*

	Year Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
		(Dollars in thousands except share and per share amounts and ratios)			
Total interest income	**$ 57,647**	$ 58,328	$ 58,762	$ 49,242	$ 43,432
Total interest expense	**19,925**	26,189	29,092	20,635	13,402
Net interest income	**37,722**	32,139	29,670	28,607	30,030
Provision for Loan Losses	**19,017**	6,809	2,255	2,280	1,248
Other income	**10,182**	11,213	10,362	9,514	10,092
Net gain on sale of assets	**1,774**	1,246	1,137	237	285
Other expenses	**35,330**	34,281	31,751	28,985	30,267
Income (loss) before income taxes	**(4,669)**	3,508	7,163	7,093	8,892
Income tax (benefit)	**(2,668)**	112	1,651	1,669	2,479
Net income (loss)	**(2,001)**	3,396	5,512	5,424	6,413
Preferred stock dividend and accretion	**1,256**	91	—	—	—
Net income available to common shareholders	**$ (3,257)**	$ 3,305	$ 5,512	$ 5,424	$ 6,413
Cash dividend declared	**$ 1,459**	$ 3,940	$ 5,097	$ 4,641	$ 4,760
Per Common Share (1)					
Basic earnings (loss)	**$ (0.45)**	$ 0.45	$ 0.79	$ 0.84	$ 0.97
Diluted earnings (loss)	**(0.45)**	0.45	0.79	0.84	0.97
Cash dividend declared	**0.20**	0.54	0.72	0.72	0.72
Book value per share	**$ 10.84**	$ 11.22	$ 11.33	$ 10.66	$ 10.45
Financial Ratios					
Return on average assets	**(0.17)%**	0.31%	0.58%	0.66%	0.81%
Return on average common equity	**(1.86)**	4.09	7.06	7.89	9.11
Net interest margin (FTE)(2)	**3.39**	3.23	3.39	3.78	4.09
Efficiency ratio	**70.37**	76.12	76.41	76.03	75.44
Period end loans to period end deposits	**82.68**	87.23	87.94	87.60	91.91
Dividend payout	**n/a**	120.00	91.14	85.78	74.23
Average shareholders' equity to average assets	**9.00**	7.67	8.15	8.39	8.88
Net charge-offs to average loans	**1.46**	0.38	0.41	0.27	0.34
Allowance for loan losses to period end total loans	**2.34**	1.45	1.04	1.16	1.13
Nonperforming loans to period end total loans	**4.84**	2.44	1.44	2.04	1.10
Allowance for loan losses to nonperforming loans	**48.39**	59.47	72.20	56.98	101.97
At Year End					
Cash and cash equivalents	**$ 26,933**	$ 36,923	$ 23,523	$ 29,122	$ 23,923
Securities and interest-bearing deposits	**255,841**	234,665	212,694	155,688	151,509
Restricted stock	**4,985**	4,884	4,704	3,293	3,690
Loans held for sale	**3,783**	3,580	4,724	—	2,586
Gross loans	**803,197**	803,551	753,598	628,333	588,425
Allowance for loan losses	**18,792**	11,652	7,820	7,300	6,622
Net loans	**784,405**	791,899	745,778	621,033	581,803
Other assets	**73,562**	64,184	65,222	41,962	37,610
Total assets	**1,149,509**	1,136,135	1,056,645	851,098	801,121
Total deposits	**971,433**	921,175	856,941	717,261	640,216
Other borrowings	**64,582**	96,905	106,932	57,249	86,512
Other liabilities	**9,353**	10,996	10,119	7,891	5,987
Total liabilities	**1,045,368**	1,029,076	973,992	782,401	732,715
Total shareholders' equity	**104,141**	107,059	82,653	68,697	68,406
Total liabilities and shareholders' equity	**$1,149,509**	$1,136,135	$1,056,645	$851,098	$801,121

(1) Basic and diluted earnings (loss) per share are computed using the weighted-average number of shares outstanding during each year.

(2) Tax exempt income was converted to a fully taxable equivalent basis at a 34% statutory Federal income tax rate in 2005, 2006, 2007, 2008 and 2009.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by the Management. The review highlights the principal factors affecting earnings and significant changes in the balance sheet for 2009, 2008 and 2007. Financial information for the prior five years is presented where appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to the financial statements and financial statistics appearing elsewhere in the report. Where applicable, this discussion also reflects Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

Summary *(Dollars in thousands except per share data)*

The Corporation's 2009 financial performance continued to be affected by the recession which began in 2008 and the weakness of the national and local economies. During 2009, the Corporation saw a significant increase in credit cost as nonperforming loans increased and the valuation of the underlying collateral decreased. The result was an increase to the provision for loan losses. Even with the weak economy, the Corporation was able to grow both deposits and loans by increasing market share in its existing markets as well as expanding its presence into new markets and, as a result, revenues grew 11.39% compared to 2008. During this time, Management continued to focus on controlling expenses. Excluding the increased FDIC assessment in 2009, operating expenses decreased 2.54%.

Net loss for 2009 was $2,001. Net loss available to common shareholders was $3,257, or $0.45 per diluted common share. Net income in 2008 was $3,396. Net income available to common shareholders was $3,305, or $0.45 per diluted common share in 2008 and $5,512 or $0.79 per diluted common share in 2007. Earnings per diluted share in 2007 were affected by the issuance of 851,990 common shares in May, 2007 as part of the acquisition of Morgan Bancorp. Earnings per diluted common share in 2009 were affected by the increased loan loss provision as well as the dividends and discount accretion on preferred shares discussed below.

On December 12, 2008, in connection with its participation in the CPP, the Corporation issued 25,223 shares of fixed rate cumulative perpetual Series B Preferred Stock. In conjunction with the issuance of the Preferred Stock, the Corporation also issued a warrant to purchase 561,343 common shares. No shares of Series B Preferred Stock, or any other class of preferred stock, were outstanding during the year ended December 31, 2007.

Net loss as a percent of average assets in 2009 was 0.17%. This compares to a return of 0.31% and 0.58% in 2008 and 2007, respectively. Return on assets is one measurement of operating efficiency. As a percentage of average shareholders' equity this represents a loss of 1.86% for 2009 as compared to a return of 4.09% and 7.06% in 2008 and 2007, respectively. Return on shareholders' equity is a measure of how well the Corporation employs leverage to maximize the return on the capital it employs.

Net interest income grew 17.37% to $37,722 in 2009 from $32,139 in 2008. Since the Corporation is highly dependent on net interest income for its revenue, minimizing net interest margin compression is a very important factor in the Corporation's financial performance. The net interest margin (FTE) for 2009 was 3.39% versus 3.23% for 2008. The Corporation experienced solid growth in its loan portfolio during 2009 with an increase in average loans of 4.25% over 2008. Average interest-bearing deposits in 2009 also grew 12.38% in comparison to 2008. The spread between the yield on portfolio loans and the cost of interest-bearing deposits increased 20 basis points during 2009.

Noninterest income in 2009 was $11,956, a decrease of $530 compared to 2008. The largest component of noninterest income is deposit and other service charges and fees. Deposit service charges decreased in 2009 over the prior year while other service charges and fees increased $65. Other service charges and fees include electronic banking and merchant service fees. Noninterest income derived from trust and investment management services increased during 2009 as compared to 2008. Many of the fees earned by the trust department are market-based, and the increase is reflective of an improving stock market.

Noninterest expense was $35,330 in 2009, compared to $34,281 in 2008. There were two significant increases in expense in 2009 as compared to 2008. FDIC assessments significantly increased in connection with higher standard maximum deposit insurance coverage limits and a special assessment of approximately $580. Expenses related to the collection of delinquent loans and foreclosed properties increased as well. These expenses increased $1,900 and $438, respectively, compared to 2008. The increase in loan and collection expense is primarily the result of increased delinquencies and foreclosures due to the declining economic conditions in 2009. Included in noninterest expense during 2008 was $572 related to the special shareholders meeting requested by a shareholder of the Corporation. This affected third party services, marketing and public relations and postage expenses. Third party services for 2009 include $195 related to this same shareholder.

The Corporation experienced solid growth in commercial loans, home equity lines of credit and installment loans during 2009. Average portfolio balances for the year ended December 31, 2009 increased 2.94% in commercial loans, 18.04% in home equity lines of credit and 9.82% in installment loans, in comparison to average portfolio balances for the year ended December 31, 2008. The overall yield on portfolio loans in 2009 was down 67 basis points from 2008 as a result of the steadily falling Treasury yield curve. Average interest-bearing deposits for the year ended December 31, 2009 were up 12.38% in comparison to average interest-bearing deposits for the year ended December 31, 2008. The cost of deposits was down 87 basis points from 2008. The resulting net interest margin (FTE) was 3.39% for 2009 versus 3.23% for 2008.

Asset quality is one key indicator of financial strength, and the Corporation continues to manage credit risk aggressively. Net charged-off loans for 2009 increased to $11,877 from $2,977 for 2008 and the ratio of charged off loans to total loans increased to 1.48% for 2009 compared to 0.37% for 2008. The declining housing market and general economic decline of 2009 continued to impact the Corporation's commercial and residential real estate portfolios. Total delinquency as a percentage of total loans increased from 3.76% at December 31, 2008 to 5.51% at December 31, 2009. In 2009, the level of nonperforming loans increased over the prior year from $19,592 at December 31, 2008 to $38,837 at December 31, 2009, primarily due to an increase in nonperforming construction and development loans. As a result, the Corporation increased the allowance for loan losses to $18,792 during 2009, increasing the allowance to 2.34% of total loans.

Since the ability to generate deposits is a key indication of the Corporation's ability to meet its liquidity needs and fund profitable asset growth, it is a significant measure of the success of the Corporation's business plan. As measured by the FDIC at June 30, 2009, the Corporation's market share of deposits in Lorain County grew to 23.64% from 21.22% in 2008. This compares to 17.99% five years ago. The Corporation continues to maintain strong market share in the city markets of Lorain, Elyria and Amherst, where the Corporation has a long-time presence, and is pleased with the performance of its newer offices in the eastern parts of Lorain county, as well as Summit county.

As the local and national economic environments progressively weakened during 2009, asset quality issues negatively impacted the Corporation's overall performance. The Corporation recorded a loan loss provision of $19,017 in 2009, in light of the continuing unpredictability of the economy, the continued decline in real estate values and the credit quality issues inherent in the portfolio. The provision for loan loss was $6,809 in 2008 and $2,255 in 2007.

Table 1: Condensed Consolidated Average Balance Sheets

Interest, Rate, and Rate/ Volume differentials are stated on a Fully-Tax Equivalent (FTE) Basis.

Table 1 presents the condensed consolidated average balance sheets for the three years ended December 31, 2009, December 31, 2008 and December 31, 2007.

	Year Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(Dollars in thousands)								
Assets:									
U.S. Govt agencies and corporations and restricted stock	**$ 249,517**	**$10,696**	**4.29%**	$ 194,633	$ 8,786	4.51%	$164,876	$ 7,873	4.78%
State and political subdivisions	**24,207**	**1,454**	**6.01**	18,697	1,121	6.00	14,277	875	6.13
Federal funds sold and short-term investments	**41,691**	**58**	**0.14**	15,667	451	2.88	9,278	394	4.25
Commercial loans	**450,730**	**25,412**	**5.64**	437,844	28,082	6.41	400,045	29,805	7.45
Real estate mortgage loans	**87,362**	**5,006**	**5.73**	98,397	5,884	5.98	100,161	6,143	6.13
Home equity lines of credit	**106,055**	**4,245**	**4.00**	89,847	4,243	4.72	75,453	5,727	7.59
Installment loans	**168,545**	**11,301**	**6.70**	153,481	10,200	6.65	122,742	8,327	6.78
Total Earning Assets	**$1,128,107**	**$58,172**	**5.16%**	$1,008,566	$58,767	5.83%	$886,832	$59,144	6.67%
Allowance for loan loss	**(14,851)**			(9,732)			(7,764)		
Cash and due from banks	**17,711**			20,520			20,855		
Bank owned life insurance	**16,058**			15,560			15,112		
Other assets	**47,365**			47,585			42,748		
Total Assets	**$1,194,390**			$1,082,499			$957,783		
Liabilities and Shareholders' Equity									
Consumer time deposits	**$ 482,482**	**$14,271**	**2.96%**	$ 395,686	$15,392	3.89%	$289,906	$13,633	4.70%
Public time deposits	**84,761**	**1,683**	**1.99**	63,652	2,554	4.01	69,804	3,635	5.21
Brokered time deposits	**7,631**	**320**	**4.19**	13,890	696	5.01	36,497	1,905	5.22
Savings deposits	**80,063**	**177**	**0.22**	82,276	504	0.60	80,513	486	0.60
Interest-bearing demand	**235,144**	**928**	**0.40**	236,495	3,160	1.34	232,691	5,876	2.53
Short-term borrowings	**24,089**	**124**	**0.51**	27,700	387	1.40	26,334	1,088	4.13
FHLB advances	**45,425**	**1,481**	**3.26**	62,341	2,322	3.72	37,088	1,555	4.19
Trust preferred securities	**20,737**	**941**	**4.54**	20,778	1,174	5.65	13,466	914	6.79
Total Interest-Bearing Liabilities	**$ 980,332**	**$19,925**	**2.03%**	$ 902,818	$26,189	2.90%	$786,299	$29,092	3.70%
Noninterest-bearing deposits	**95,730**			87,302			84,352		
Other liabilities	**11,000**			9,359			9,090		
Shareholders' Equity	**107,328**			83,020			78,042		
Total Liabilities and Shareholders' Equity	**$1,194,390**			$1,082,499			$957,783		
Net interest Income (FTE)		**$38,247**	**3.39%**		$32,578	3.23%		$30,052	3.39%
Taxable Equivalent Adjustment		**(525)**	**(0.05)**		(439)	(0.04)		(382)	(0.04)
Net Interest Income Per Financial Statements		**$37,722**			$32,139			$29,670	
Net Yield on Earning Assets			**3.34%**			3.19%			3.35%

Results of Operations *(Dollars in thousands except per share data)*

2009 versus 2008 Net Interest Income Comparison

Net interest income, the Corporation's primary source of earnings, is the difference between interest income earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. Net interest income is affected by market interest rates on both earning assets and interest-bearing liabilities, the level of earning assets being funded by interest-bearing liabilities, noninterest-bearing liabilities, the mix between interest-bearing liabilities, noninterest-bearing liabilities and equity and the growth of earning assets.

While earnings were impacted by a significant loan loss provision during 2009, net interest income reflected solid revenue increases during the year. In 2009, net interest income increased 17.37% to $37,722 from $32,139 in 2008. Average portfolio loans increased from $779,659 at December 31, 2008 to $812,692 at December 31, 2009.

The Corporation reviews net interest income on a fully taxable equivalent basis, which presents interest income with an adjustment for tax-exempt interest income on an equivalent pre-tax basis assuming a 34% statutory Federal tax rate. These rates may differ from the Corporation's actual effective tax rate. Net interest income is affected by changes in the volumes, rates and the composition of interest-earning assets and interest-bearing liabilities. The net interest margin is net interest income as a percentage of average earning assets.

Table 2 summarizes net interest income and the net interest margin for the three years ended December 31, 2009.

Table 2: Net Interest Income

	Year Ended December 31,		
	2009	**2008**	**2007**
	(Dollars in thousands)		
Net interest income	**$37,722**	$32,139	$29,670
Tax equivalent adjustments	**525**	439	382
Net interest income (FTE)	**$38,247**	$32,578	$30,052
Net interest margin	**3.34%**	3.19%	3.35%
Tax equivalent adjustments	**0.05%**	0.04%	0.04%
Net interest margin (FTE)	**3.39%**	3.23%	3.39%

The Corporation's net interest income on a fully tax equivalent basis was $38,247 in 2009, which compares to $32,578 in 2008. This follows an increase of $2,526, or 8.41%, between 2008 and 2007. The net interest margin, which is determined by dividing tax equivalent net interest income by average earning assets, was 3.39% in 2009, or an increase of 16 basis points from 2008. This follows a decrease of 16 basis points for 2008 compared to 2007.

The growth in net interest income in 2009 was largely driven by lower funding cost due to lower market interest rates. Interest expense ended 2009 at $19,925 compared to $26,189 in 2008 as the cost of funds dropped by 87 basis points over this period. Interest income totaled $58,172 for 2009 compared to $58,767 in 2008, a decline of $595, or 1.01%. The decline in interest income was a result of a lower yield on earning assets due to lower market interest rates and a change in mix as investment securities and Federal funds sold equaled 27.96% of average earning assets in 2009 compared to 22.71% in 2008.

Average earning assets increased $119,541, or 11.85%, to $1,128,107 in 2009 as compared to $1,008,566 in 2008. Average loans increased $33,123, or 4.25%, to $812,692 in 2009 as compared to $779,569 in 2008. Investment securities, both taxable and tax-free, increased $60,394 to $273,724 in 2009 compared to $213,330 in 2008 while Federal funds sold increased $26,024 over the same period. Loan growth in all areas of the portfolio except real estate mortgage loans contributed to the average increase of $33,123, with an increase in the commercial loan portfolio of $12,886, an increase in installment loans of $15,064, an increase in home equity loans of $16,208, which was primarily offset by a decrease of $11,035 in real estate mortgage loans.

The increase in average loans was primarily funded with $106,510 of deposit growth. During 2009, average consumer time deposits increased $86,796 as well as public time deposits which increased $21,109 compared to

2008. Noninterest-bearing deposits increased in 2009 by $8,428, or 9.65%, offset by a decrease in interest-bearing demand deposits of $1,351, or 0.57%, compared to 2008. The Bank uses FHLB advances and brokered time deposits as alternative wholesale funding sources. The use of alternative funding sources decreased $20,527, or 22.80%, during 2009 in comparison to 2008. While brokered time deposits have become an important and comparably priced substitute for FHLB advances as they require no collateralization compared to FHLB advances which require collateral in the form of real estate mortgage loans and securities, there were no outstanding brokered time deposits at the end of 2009.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 3 presents an analysis of increases and decreases in interest income and expense due to changes in volume (changes in the balance sheet) and rate (changes in interest rates) during the two years ended December 31, 2009. Changes that are not due solely to either a change in volume or a change in rate have been allocated proportionally to both changes due to volume and rate. The table is presented on a tax-equivalent basis.

Table 3: Rate/Volume Analysis of Net Interest Income (FTE)

	Year Ended December 31,					
	Increase (Decrease) in Interest Income/Expense in 2009 over 2008			Increase (Decrease) in Interest Income/Expense in 2008 over 2007		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
U.S. Govt agencies and corporations and restricted stock	**$2,353**	**$ (443)**	**$ 1,910**	$ 1,468	$ (555)	$ 913
State and political subdivisions	**331**	**2**	**333**	271	(25)	246
Federal funds sold and short-term investments	**36**	**(429)**	**(393)**	(335)	392	57
Commercial loans	**727**	**(3,397)**	**(2,670)**	1,975	(3,698)	(1,723)
Real estate mortgage loans	**(633)**	**(245)**	**(878)**	(106)	(153)	(259)
Home equity lines of credit	**649**	**(647)**	**2**	532	(2,016)	(1,484)
Installment loans	**1,010**	**91**	**1,101**	2,090	(217)	1,873
Total Interest Income	**4,473**	**(5,068)**	**(595)**	5,895	(6,272)	(377)
Consumer time deposits	**2,567**	**(3,688)**	**(1,121)**	8,049	(6,290)	1,759
Public time deposits	**419**	**(1,290)**	**(871)**	(265)	(816)	(1,081)
Brokered time deposits	**(262)**	**(114)**	**(376)**	(1,178)	(31)	(1,209)
Savings deposits	**(5)**	**(322)**	**(327)**	11	7	18
Interest bearing demand	**(15)**	**(2,217)**	**(2,232)**	(164)	(2,552)	(2,716)
Short-term borrowings	**(19)**	**(244)**	**(263)**	18	(719)	(701)
FHLB advances	**(552)**	**(289)**	**(841)**	1,112	(345)	767
Trust preferred securities	**(2)**	**(231)**	**(233)**	608	(348)	260
Total Interest Expense	**2,131**	**(8,395)**	**(6,264)**	8,191	(11,094)	(2,903)
Net Interest Income (FTE)	**$2,342**	**$ 3,327**	**$ 5,669**	$(2,296)	$ 4,822	$ 2,526

Total interest income on a fully tax equivalent basis was $58,172 in 2009 as compared to $58,767 in 2008, a decrease of $595, or 1.01%. An increase of $4,473 attributable to volume was offset by a decrease of $5,068 attributable to rate, when comparing 2009 to 2008. Of the $4,473 increase due to volume, loans accounted for $1,753 and investment securities and Federal funds sold accounted for $2,720 as increases in funding exceeded loan growth. Commercial loans by their structure are the group of assets most sensitive to interest rates accounting for $3,397 of the change in interest income due to rate. Total interest expense was $19,925 in 2009 compared to $26,189 in 2008. This is a decrease of $6,264, or 23.92%. Interest expense increased $2,131 attributable to volume, but was offset $8,395 as a result of a decline in rates. Time deposits, both consumer and public funds, had a significant impact on both volume and rate as new accounts grew and existing accounts renewed at the lower market interest rates.

Although difficult to isolate, changing customer preferences and competition impact the rate and volume factors. Deposits were more sensitive to falling interest rates than loans, resulting in an increase in net interest income due to rate. While experiencing growth in both loans and deposits in 2009, deposits grew at a faster rate than loans. As a result, net interest income from volume decreased. The effect of changes in both rate and volume was an increase of $5,669 during 2009 in net interest income.

2008 versus 2007 Net Interest Income Comparison

The Corporation's net interest income on a fully tax equivalent basis was $32,578 in 2008, which compares to $30,052 in 2007. The net interest margin was 3.23% in 2008, or a decrease of 16 basis points from 2007. This decrease was primarily the result of a steepening Treasury yield curve and competitive pressures.

Average earning assets increased $121,734, or 13.73%, to $1,008,566 in 2008 as compared to $886,832 for the same period of 2007. Average loans increased $81,168, or 11.62%, to $779,569 in 2008 as compared to $698,401 in 2007. Loan growth in all areas of the portfolio except real estate mortgage loans contributed to the average increase of $81,168, with an increase in the commercial loan portfolio of $37,799, an increase in installment loans of $30,739, an increase in home equity loans of $14,394, offset by a decrease of $1,764 in real estate mortgage loans. The increase in average loans was primarily funded with $85,538 of deposit growth. During 2008, average consumer time deposits increased $105,780 compared to 2007 offset by a decline in public time deposits of $6,152, or 8.81%. Noninterest-bearing deposits increased in 2008 by $2,950, or 3.50%, as well as interest-bearing demand deposits which grew $3,804, or 1.63%. The Bank was more reliant on alternative funding which, including brokered time deposits, increased $4,012, or 4.02%, from 2007.

Total interest income on a fully tax equivalent basis was $58,767 in 2008 as compared to $59,144 in 2007. This is a decrease of $377 or 0.64%. Of this decrease, $5,895 was attributable to volume and $6,272 to a decline in rate. When comparing 2008 to 2007, the contribution from balance sheet growth improved, and rates provided a positive contribution as well. Total interest expense was $26,189 in 2008 as compared to $29,092 in 2007. This is a decrease of $2,903, or 10.00%. Of this decrease, $8,191 was attributable to volume and $11,094 to a decline in rate. Competitive margin pressure and stiff competition in the Corporation's markets resulted in a $2,296 reduction in net interest income due to rates. This was offset by an increase in net interest income of $4,822 due to increases in the volume of loans and deposits, for a resulting increase in net interest income (FTE) of $2,526.

Noninterest Income

Table 4: Details of Noninterest Income

	Year Ended December 31,				
	2009	**2008**	**2007**	**2009 versus 2008**	**2008 versus 2007**
	(Dollars in thousands)				
Investment and trust services	**$ 1,919**	$ 1,908	$ 2,170	**0.58%**	(12.07)%
Deposit service charges	**4,478**	4,760	4,725	**(5.92)%**	0.74%
Electronic banking fees	**2,775**	2,710	2,339	**2.40%**	15.86%
Income from bank owned life insurance	**693**	979	732	**(29.21)%**	33.74%
Other income	**315**	856	396	**(63.20)%**	116.16%
Total fees and other income	**10,180**	11,213	10,362	**(9.21)%**	8.21%
Gain on sale of securities	**690**	538	274	**28.25%**	96.35%
Gain on sale of loans	**1,146**	797	766	**43.79%**	4.05%
Gains (loss) on sale of other assets	**(60)**	(89)	97	**(32.58)%**	(191.75)%
Total noninterest income	**$11,956**	$12,459	$11,499	**(4.04)%**	8.35%

2009 vs 2008 Noninterest Income Comparison

Generation of noninterest income is important to the long-term success of the Corporation. Total noninterest income was $11,956 in 2009 as compared to $12,459 in 2008. This was a decrease of $503, or 4.04%. Core noninterest income, which consists of noninterest income before other income and gains and losses, was $9,865 in 2009 as compared to $10,357 in 2008. This was a decrease of $492, or 4.75%.

Noninterest income from investment and trust services increased slightly in 2009. Trust and investment management fees increased $11, or 0.58%, during 2009 in comparison to 2008. Net trust fees, which are primarily based on market valuation, decreased $21, or 1.22%, in 2009 from the same period of 2008. During 2009, the fee-assessed trust accounts were increased to offset the effect of lower market valuations. In 2009 the Corporation added resources and focus to grow its investment services as a result, brokerage fee income was $242 in 2009 compared to $207 in 2008.

Overall, deposit service charges and electronic banking fees decreased 2.90%, to $7,253 in 2009, compared to $7,470 in 2008. Deposit service charges which consist largely of overdraft, stop payment and return item fees, amounted to $4,478 during 2009. The Corporation experienced a decrease in the number of overdrawn accounts as customers challenged by the economy managed their accounts more closely. This trend may also be indicative of the uncertainty related to new legislation scheduled to become effective in the second half of 2010 related to overdrafts. Although the Corporation charged a fee to business accounts during the later part of 2009 to recapture a portion of the Corporation's FDIC assessments, fee income from deposit service charges declined during 2009. Electronic banking fees include debit, ATM and merchant services and were $2,775 during 2009.

During 2009, income from bank owned life insurance decreased $286, or 29.21%, in comparison to 2008. During 2008, $216 was received for the redemption of a bank owned life insurance policy.

Other income was $315 in 2009 as compared to $856 in 2008. This is a decrease of $541. Other income consists of miscellaneous fees such as safe deposit box rentals and fees, gift card income and Other Real Estate Owned rental income. During 2008, as a result of a membership interest, the Corporation received stock from an initial public offering completed by VISA and a subsequent mandatory partial redemption of stock in the amount of $460 which was recorded as noninterest income. Also included in other income are servicing fees from sold loans. The Corporation retains the servicing rights for both sold mortgage loans and indirect auto loans. Net servicing fee income for 2009 decreased $104 compared to 2008 primarily due to an impairment charge of $96 recorded for mortgage servicing rights as of December 31, 2009.

The Corporation originates residential mortgage loans and indirect auto loans in the normal course of business. In managing its interest rate risk, fixed rate mortgage loans are sold into the secondary market with the Corporation retaining servicing. Given the low interest rate environment, mortgage loan activity increased significantly in 2009 due largely to the number of customers refinancing existing mortgages. As a result, the gains on the sale of mortgages during 2009 were $672 compared to $307 for 2008. In addition, the Corporation originates indirect auto loans for a niche market of high quality loans. A portion of these loans are booked to the Corporation's portfolio and the remainder is sold to a number of other financial institutions with servicing retained. The gain on the sale of indirect auto loans was $474 for 2009, compared to $490 for 2008.

During 2009, available-for-sale securities which were due to be called or mature during the year were assessed and, in some cases, sold and replaced with purchases of primarily mortgage-backed securities and some agency securities. Because of the falling interest rate environment, the interest rates available on mortgage-backed securities made these securities more attractive to holders than agency securities. Prior to the decline in interest rates, agency securities had been producing a similar yield to mortgage-backed securities, but without the prepayment option and the longer term to maturity. The Corporation sold approximately $37,808 of its available-for-sale securities prior to call or maturity in order to reinvest the proceeds in other securities before any further interest rate cuts reduced the yield on securities available for purchase. Gains on the sale of available-for-sale securities and mark-to-market adjustments of trading securities were $690 during 2009, including $154 in unrealized gain on trading securities.

2008 vs 2007 Noninterest Income Comparison

Total noninterest income was $12,459 in 2008 as compared to $11,499 in 2007. This was an increase of $960, or 8.35%. Core noninterest income was $10,357 in 2008 as compared to $9,966 in 2007. This was an increase of $391, or 3.92%.

Trust and investment management fees decreased $262, or 12.07%, during 2008 in comparison to 2007. Net trust commission decreased $301, or 15.07%, in 2008 from the same period in 2007. Net brokerage fee income was $207 in 2008, in comparison to $136 in 2007.

Overall, deposit service charges and electronic banking fees increased 5.75% to $7,470 in 2008, compared to $7,064 in 2007. Other income was $856 in 2008 compared to $396 in 2007. This was an increase of $460, or 116.16%. During 2008, a mandatory redemption of VISA stock resulted in additional income of $460. Net servicing fee income for 2008 decreased $71 compared to 2007. Gains on the sale of mortgage and indirect auto loans during 2008 were $307 and $490, respectively.

Noninterest Expense

Table 5: Details on Noninterest Expense

	Year Ended December 31,				
	2009	**2008**	**2007**	**2009 versus 2008**	**2008 versus 2007**
	(Dollars in thousands)				
Salaries and employee benefits	**15,142**	15,255	15,708	**(0.74)%**	(2.88)%
Furniture and equipment	**4,344**	3,950	3,515	**9.97%**	12.38%
Net occupancy	**2,354**	2,386	2,256	**(1.34)%**	5.76%
Outside services	**2,459**	2,490	1,815	**(1.24)%**	37.19%
Marketing and public relations	**961**	987	1,116	**(2.63)%**	(11.56)%
Supplies, postage and freight	**1,260**	1,468	1,357	**(14.17)%**	8.18%
Telecommunications	**813**	850	849	**(4.35)%**	0.12%
Ohio Franchise tax	**908**	895	788	**1.45%**	13.58%
FDIC Assessments	**2,622**	722	89	**263.16%**	711.24%
Other real estate owned	**367**	1,070	585	**(65.70)%**	82.91%
Electronic banking expenses	**800**	932	809	**(14.16)%**	15.20%
Other charge-offs and losses	**301**	389	576	**(22.62)%**	(32.47)%
Loan and collection expense	**1,346**	908	758	**48.24%**	19.79%
Other expense	**1,653**	1,979	1,530	**(16.47)%**	29.35%
Total noninterest expense	**35,330**	34,281	31,751	**3.06%**	7.97%

2009 versus 2008 Noninterest Expense Comparison

Noninterest expense was $35,330 in 2009 compared to $34,281 in 2008. This is an increase of $1,049, or 3.06%. The largest increase in noninterest expense was FDIC insurance assessments which increased $1,900 in 2009 over the prior year. Excluding the $1,900 increase in FDIC assessments, noninterest expense was down 2.54% compared to 2008. Management continues to focus on increasing efficiencies while controlling operating expenses. For 2009, noninterest expense equaled 2.96% of average assets compared to 3.17% for 2008.

Salaries and benefits totaled $15,142 in 2009 compared to $15,225 in 2008. A net reduction in the workforce and managing health care cost through wellness programs helped contribute to the savings. Furniture and equipment expense increased $394 or 9.97% compared to 2008, the increase resulted from new electronic services available to customers along with an increase in data processing costs. As the weakness of the economy continued and delinquencies increased, the Corporation experienced an increase of $438 in loan and collection expense, which includes related legal costs. These costs were offset by a $703 decline in other real estate owned expense on a year over year basis.

2008 versus 2007 Noninterest Expense Comparison

Noninterest expense was $34,281 in 2008 compared to $31,751 in 2007. This is an increase of $2,530, or 7.97%. Increases of approximately $677 in occupancy, postage, supplies and delivery, telephone and furniture and equipment primarily are associated with the acquisition of the Morgan Bank division as well as other facilities opened in 2007. Morgan contributed approximately $365 of salaries and employee benefit expense in 2007. The increase in noninterest expense also included an increase of $485 in expenses related to Other Real Estate Owned. This increase was primarily a result of the revaluation of certain properties due to the decline in real estate values during 2008. A special shareholders' meeting requested by a shareholder of the Corporation was held during the first part of 2008 which resulted in $572 in additional expense in outside services, marketing, postage and public relations.

2009 versus 2008 Income taxes

The Corporation recognized a tax benefit of $2,668 during 2009 compared to income tax expense of $112 for 2008. Included in net income for 2009 was $1,712 of nontaxable income, including $576 related to life insurance policies and $1,136 of tax-exempt investment and loan interest income. After considering the tax-exempt income and relatively small nondeductible expenses, income subject to tax is significantly less than income before income tax expense. The new market tax credit generated by North Coast Community Development Corporation (NCCDC), a wholly-owned subsidiary of the Bank, also had a significant impact on income tax expense and contributes to a lower effective tax rate for the Corporation. On December 29, 2003, NCCDC received official notification of a new market tax credit award. Over the remaining nine years of the award, it is expected that projects will be financed, with the intent of improving the overall economic conditions in Lorain County and generating additional interest income through the funding of qualified loans to these projects and tax credits for the Corporation. The Corporation had total qualified investments in NCCDC of $9,000 at December 31, 2009 and $8,620 at December 31, 2008, generating a tax credit of $530 and $476, respectively. Investment tax credit for the first three years is 5%, and 6% for the next four for each layer added.

2008 versus 2007 Income taxes

The Corporation recognized tax expense of $112 during 2008 and $1,651 for 2007. This is a decrease of $1,539, or 93.22% from 2007. The Corporation's effective tax rate was 3.19% for 2008 compared to 23.05% for the same period of 2007. Included in net income for 2008 was $2,003 of nontaxable income, including $977 related to life insurance policies and $1,026 of tax-exempt investment and loan interest income. After considering the tax-exempt income and relatively small nondeductible expenses, income subject to tax is significantly less than income before income tax expense. The Corporation had total qualified investments in NCCDC of $8,620 at December 31, 2008 and December 31, 2007, generating a tax credit of $476 for both years.

Financial Condition

Overview

The Corporation's total assets at December 31, 2009 were $1,149,509 compared to $1,136,135 at December 31, 2008. This is an increase of $13,374, or 1.18%. Total securities increased $21,169, or 9.03%, over December 31, 2008. Portfolio loans decreased slightly by $354, or 0.04%, from December 31, 2008. Total deposits at December 31, 2009 were $971,433 compared to $921,175 at December 31, 2008. Total interest-bearing liabilities were $1,036,015 at December 31, 2009 compared to $924,086 at December 31, 2008.

Securities

The distribution of the Corporation's securities portfolio at December 31, 2009 and December 31, 2008 is presented in Note 5 to the Consolidated Financial Statements contained within this Form 10-K. The Corporation continues to employ the securities portfolio to manage the Corporation's interest rate risk and liquidity needs.

Currently, the portfolio is comprised of 3.31% trading securities and 96.69% available for sale securities. Available for sale securities are comprised of 18.30% U.S. Government agencies, 72.37% U.S. agency mortgage backed securities and 9.33% municipal securities. The increase in mortgage backed securities over the past two years was a result of an interest rate environment in which the yields became more attractive than agencies and their effective duration shortened to two to three years on average. Given the current economic environment and its future outlook, Management believes a more balanced portfolio between mortgage backed securities and agencies is prudent going forward.

At December 31, 2009 the available for sale securities portfolio had unrealized gains of $7,017 and unrealized losses of $418. The unrealized losses represent 0.17% of the total amortized cost of the Bank's available for sale securities. An analysis was performed for available for sale securities which identified no securities with an unrealized loss position for greater than twelve months. Available for sale securities with an unrealized loss position for less than twelve months totaled $418 at December 31, 2009. The unrealized gains and losses at December 31, 2008 were $4,458 and $511, respectively. See Note 5 (Securities) for further detail.

Tables 6 and 7 present the maturity distribution of securities and the weighted average yield for each maturity range for the year ended December 31, 2009.

Table 6: Maturity Distribution of Available for Sale Securities at Amortized Cost

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31,		
				2009	2008	2007
			(Dollars in thousands)			
Securities available for sale:						
U.S. Government agencies and corporations	**$18,733**	**$26,409**	$ —	**$ 45,142**	$ 46,418	$ 90,046
Mortgage backed securities	**6,508**	**19,619**	**146,581**	**172,708**	150,718	72,534
State and political subdivisions	**2,490**	**15,999**	**4,099**	**22,588**	21,969	14,961
Total securities available for sale	**$27,731**	**$62,027**	**$150,680**	**$240,438**	$219,105	$177,541

Table 7: The Weighted Average Yield for Each Range of Maturities of Securities

	From 1 to 5 Years	From 5 to 10 Years	After 10 Years	At December 31,		
				2009	2008	2007
Securities available for sale:						
U.S. Government agencies and corporations	**2.91%**	**3.18%**	**0.00%**	**3.07%**	4.55%	4.62%
Mortgage backed securities	**4.66**	**4.75**	**4.89**	**4.87**	5.25	5.28
State and political subdivisions(1)	**3.01**	**5.45**	**4.22**	**3.80**	6.24	6.38
Total securities available for sale	**3.33%**	**4.20%**	**4.71%**	**4.43%**	5.20%	5.05%

(1) Yields on tax-exempt obligations are computed on a tax equivalent basis based upon a 34% statutory Federal income tax rate.

Loans

The detail of loan balances are presented in Note 7 to the Consolidated Financial Statements contained within this Form 10-K.

Total portfolio loans at December 31, 2009 were $803,197. This is a decrease of $354, or 0.04% over December 31, 2008. At December 31, 2009, commercial loans represented 56.32%, and real estate mortgage loans represented 9.61% of total portfolio loans. Consumer loans, consisting of installment loans and home equity loans, comprised 34.07% of total portfolio loans.

Loan balances and loan mix are presented by type for the five years ended December 31, 2009 in Table 8.

Table 8: Loan Portfolio Distribution

	At December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(Dollars in thousands)				
Commercial	**$452,341**	$450,081	$433,081	$374,055	$363,144
Real estate mortgage	**77,204**	96,241	100,419	99,182	81,367
Home equity lines of credit	**108,921**	100,873	80,049	70,028	66,134
Purchased installment	—	—	—	43,019	42,023
Installment	**164,731**	156,356	140,049	42,049	38,343
Total Loans	**803,197**	803,551	753,598	628,333	591,011
Allowance for loan losses	**(18,792)**	(11,652)	(7,820)	(7,300)	(6,622)
Net Loans	**$784,405**	$791,899	$745,778	$621,033	$584,389

	At December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Loan Mix Percent					
Commercial	**56.32%**	56.01%	57.47%	59.53%	61.44%
Real Estate Mortgage	**9.61%**	11.98%	13.33%	15.78%	13.77%
Home Equity lines of credit	**13.56%**	12.55%	10.62%	11.15%	11.19%
Purchased installment	**0.00%**	0.00%	0.00%	6.85%	7.11%
Installment	**20.51%**	19.46%	18.58%	6.69%	6.49%
Total Loans	**100.00%**	100.00%	100.00%	100.00%	100.00%

Commercial loans were $452,341 at December 31, 2009. This was an increase of $2,260, or 0.50%, over December 31, 2008. Commercial loans are primarily made to local businesses in the form of lines-of-credit, equipment or plant facilities.

Consumer loans are made to borrowers on both secured and unsecured terms dependent on the maturity and nature of the loan. Since the acquisition of Morgan Bank in 2007, consumer loans that were purchased from Morgan Bank, N.A. prior to the acquisition are included with installment loans. Consumer loans increased $8,375, or 5.36%, in comparison to December 31, 2008.

Real estate mortgages are primarily adjustable rate 1-4 family mortgage loans and construction loans made to individuals. The Corporation generally requires a loan-to-value ratio of 80% or private mortgage insurance for loan-to-value ratios in excess of 80%. Construction loans comprised $2;873 of the $77,204 real estate mortgage loan portfolio at December 31, 2009. At December 31, 2009, given favorable interest rates and the amount of refinancing in the market place, mortgage loans decreased $19,037, or 20.06%, in comparison to December 31, 2008.

Loans held for sale, and not included in portfolio loans, were $3,783 at December 31, 2009. Mortgage loans represented 85.36% and installment loans represented 14.64% of loans held for sale. There were no commercial loans held for sale at December 31, 2009.

Table 9 shows the amount of commercial loans outstanding as of December 31, 2009 based on the remaining scheduled principal payments or principal amounts repricing in the periods indicated. Amounts due after one year which are subject to more frequent repricing are included in the due in one year or less classification.

Table 9: Commercial Loan Maturity and Repricing Analysis

	December 31, 2009
	(Dollars in thousands)
Maturing and repricing in one year or less	$ 92,816
Maturing and repricing after one year but within five years	252,243
Maturing and repricing beyond five years	107,282
Total Commercial Loans	$452,341

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained by the Corporation at a level considered by Management to be adequate to cover probable credit losses inherent in the loan portfolio. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in the estimation of Management, to maintain the allowance for loan losses at an adequate level. Management determines the adequacy of the allowance based upon past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions and information about specific borrower situations, including their financial position and collateral values, and other factors, which are subject to change over time. While Management's periodic analysis of the allowance for loan losses may dictate portions of the allowance be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur. Table 10 presents the detailed activity in the allowance for loan losses and related charge-off activity for the five years ended 2009.

Table 10: Analysis of Allowance for Loan Losses

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of year	**$ 11,652**	$ 7,820	$ 7,300	$ 6,622	$ 7,386
Charge-offs:					
Commercial	**(7,528)**	(2,305)	(2,179)	(1,120)	(1,582)
Real estate mortgage	**(1,338)**	(275)	(304)	(171)	(28)
Home equity lines of credit	**(1,651)**	(467)	(61)	(81)	(146)
Purchased installment	—	—	(37)	(69)	(65)
Installment	**(1,741)**	(856)	(495)	(347)	(435)
DDA Overdrafts	**(219)**	(265)	(256)	(240)	—
Total charge-offs	**(12,477)**	(4,168)	(3,332)	(2,028)	(2,256)
Recoveries:					
Commercial	**252**	920	150	153	75
Real estate mortgage	**12**	21	21	9	—
Home equity lines of credit	**24**	10	25	—	1
Purchased installment	—	—	—	—	3
Installment	**266**	186	249	150	165
DDA Overdrafts	**46**	54	54	114	—
Total Recoveries	**600**	1,191	499	426	244
Net Charge-offs	**(11,877)**	(2,977)	(2,833)	(1,602)	(2,012)
Provision for loan losses	**19,017**	6,809	2,255	2,280	1,248
Allowance from merger	—	—	1,098	—	—
Balance at end of year	**$ 18,792**	$11,652	$ 7,820	$ 7,300	$ 6,622

The allowance for loan losses at December 31, 2009 was $18,792 or 2.34% of outstanding loans, compared to $11,652 or 1.45% of outstanding loans at December 31, 2008. The allowance for loan losses was 48.39% and 59.47% of nonperforming loans at December 31, 2009 and 2008, respectively.

Net charge-offs for the year ended December 31, 2009 were $11,877, compared to $2,977 for the year ended December 31, 2008. During 2009, $5,903 of collateral dependent loans, to which specific reserves had been provided, was written down due to a decline in the valuation of the underlying collateral. Commercial and commercial real estate loans accounted for $5,240 of the write-down with the balance being real estate mortgage loans. Net charge-offs as a percent of average loans was 1.46% for 2009 and 0.37% for 2008.

Direct deposit account overdrafts are charged to the allowance for loan losses and accounted for $173 and $211, respectively, of the net charge-offs in 2009 and 2008.

The provision charged to expense was $19,017 for the year ended December 31, 2009 compared to $6,809 for 2008. The Corporation has experienced an increase in nonperforming and in substandard commercial loans along with a decline in the valuation of the underlying collateral, given the current condition of the real estate market. Consumer loans, while somewhat affected by real estate market conditions, are largely influenced by the level of unemployment given the current economy. The allowance for loan losses is, in the opinion of Management, sufficient given its analysis of the information available about the portfolio at December 31, 2009. Management continues to work toward prompt resolution of nonperforming loan situations and to adjust underwriting standards as conditions warrant.

Funding Sources

The Corporation obtains funding through many sources. The primary source of funds continues to be the generation of deposit accounts within our primary market. In order to achieve deposit account growth, the Corporation offers retail and business customers a full line of deposit products that includes checking accounts, interest checking, savings accounts and time deposits. The Corporation also generates funds through wholesale sources that include local borrowings generated by a business sweep product. The Corporation from time to time utilizes brokered time deposits to provide term funding at rates comparable to other wholesale funding sources. Wholesale funding sources include lines of credit with correspondent banks, advances through the Federal Home Loan Bank of Cincinnati, and a secured line of credit with the Federal Reserve Bank of Cleveland. Table 11 highlights the average balances and the average rates paid on these sources of funds for the three years ended December 31, 2009.

The following table shows the various sources of funding for the Corporation.

Table 11: Funding Sources

	Average Balances Outstanding			Average Rates Paid		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
		(Dollars in thousands)				
Demand deposits	**$ 95,730**	$ 87,302	$ 84,352	**0.00%**	0.00%	0.00%
Interest checking	**235,144**	236,495	232,691	**0.40%**	1.34%	2.53%
Savings deposits	**80,063**	82,276	80,513	**0.22%**	0.60%	0.60%
Consumer time deposits	**482,482**	395,686	289,906	**2.96%**	3.89%	4.70%
Public time deposits	**84,761**	63,652	69,804	**2.01%**	4.01%	5.21%
Brokered time deposits	**7,631**	13,890	36,497	**4.19%**	5.01%	5.22%
Total Deposits	**985,811**	879,301	793,763	**1.77%**	2.54%	3.22%
Short-term borrowings	**24,089**	27,700	26,334	**0.51%**	1.40%	4.13%
FHLB borrowings	**45,425**	62,341	37,088	**3.26%**	3.72%	4.19%
Junior subordinated debentures	**20,737**	20,778	13,466	**4.54%**	5.65%	6.79%
Total borrowings	**90,251**	110,819	76,888	**2.82%**	3.50%	4.63%
Total funding	**$1,076,062**	$990,120	$870,651	**1.74%**	2.65%	3.34%

Average deposit balances grew 12.11% in 2009 compared to increases of 10.78% in 2008 and 16.76% in 2007. The Corporation benefits from a large concentration of low-cost local deposit funding. These funding sources include demand deposits, interest checking accounts and savings deposits. These sources, which experienced an increase of 2.14% between 2008 and 2007, also increased 1.19% during 2009 in comparison to 2008. Low-cost funds had an average yield of 0.27% in 2009 compared to 0.90% in 2008 and 1.60% in 2007. Included in these funds are money market accounts which carried an average yield of 0.53% in 2009 compared to 1.85% in 2008. Time deposits over the last three years to total average deposits were 48.94% in 2009, 46.18% in 2008 and 50.08% in 2007. Average time deposits were $574,874 in 2009 compared to $473,228 in 2008. This was an increase of $101,646, or 21.48%. Brokered time deposits and public fund time deposits represented 16.07% and 16.38% of total average time deposits during 2009 and 2008, respectively.

The Corporation offers various deposit products to both retail and business customers. The Corporation also utilizes its business sweep accounts to generate funds as well as the brokered CD market to provide funding comparable to other national market borrowings, which include the Federal Home Loan Bank of Cincinnati and the Federal Reserve Bank of Cleveland.

Borrowings

The Corporation utilizes both short-term and long-term borrowings to assist in the growth of earning assets. For the Corporation, short-term borrowings include federal funds purchased and repurchase agreements. During the fourth quarter of 2009, the Corporation discontinued its then existing repurchase agreements and entered into a new repurchase agreement with terms more consistent with current customary market terms. As a result, short-term borrowings at December 31, 2009 were $1,457, which consisted entirely of repurchase agreements. Management believes these balances will increase going forward. Long-term borrowings by the Corporation consist of Federal Home Loan Bank advances of $42,505 and junior subordinated debentures of $20,620. Federal Home Loan Bank advances were $53,357 at December 31, 2008. Maturities of long-term Federal Home Loan Bank advances are presented in Note 11 to the Consolidated Financial Statements contained within this Form 10-K. During the second quarter of 2007, the Corporation completed a private offering of trust preferred securities, as described in Note 12 to the Consolidated Financial Statements contained within this Form 10-K. The securities were issued in two $10 million tranches, one of which pays dividends at a fixed rate of 6.64% per annum and the other of which pays dividends at LIBOR plus 1.48% per annum.

Capital Resources

The Corporation continues to maintain a capital position that it believes is appropriate. Total shareholders' equity was $104,141 at December 31, 2009. This is a decrease of 2.73% over December 31, 2008.

Total common stock cash dividends declared in 2009 by the Board of Directors were $1,459 compared to $3,940 in 2008. In 2009, the Corporation reduced its quarterly dividend to $.01 per share of common stock in both the third and fourth quarter. Given the current economic environment and the related pressure on credit quality, the Board of Directors believes it is prudent to retain as much capital as possible in order to provide strength, confidence and stability. Any future dividend is subject to Board approval.

At December 31, 2009, the Corporation's market capitalization was $31,444 compared to $38,302 at December 31, 2008. There were 1,907 shareholders of record at December 31, 2009. LNB Bancorp, Inc.'s common shares are traded on the NASDAQ Stock Market under the ticker symbol "LNBB."

During 2008, shareholders' equity was increased $25,223 by the issuance of 25,223 shares of the Corporation's Series B Preferred Stock to the U.S. Treasury in the CPP. The Corporation also granted a warrant to purchase 561,343 common shares to the U.S. Treasury in conjunction with this program. The warrant gives the U.S. Treasury the option to purchase the Corporation's common shares at an exercise price of $6.74 per share. See Note 14 to the Consolidated Financial Statements for further information on the Series B Preferred Stock and common shares warrant issued pursuant to the CPP.

Net loss of $2,001 decreased total shareholders' equity. Factors increasing shareholders' equity were a $1,749 increase in accumulated other comprehensive gain resulting from an increase in the fair value of available for sale securities, a $38 increase in the Corporation's minimum pension liability and a $79 increase for share-based compensation arrangements. The factors decreasing total shareholders' equity during 2009 were cash dividends payable to common shareholders of $1,459 and cash dividends, net of discount accretion, to preferred shareholders of $1,324.

On July 28, 2005, the Corporation announced a share repurchase program of up to 5 percent, or about 332,000, of its common shares outstanding. Repurchased shares can be used for a number of corporate purposes, including the Corporation's stock option and employee benefit plans. The share repurchase program provides that share repurchases are to be made primarily on the open market from time-to-time until the 5 percent maximum is repurchased or the earlier termination of the repurchase program by the Board of Directors, at the discretion of Management based upon market, business, legal and other factors. At December 31, 2009, the Corporation held 328,194 shares of common stock as treasury stock at a cost of $6,092. No shares were acquired under this program in 2009.

The terms of the Corporation's sale of $25,223 of its Series B Preferred Stock to the U.S. Treasury in conjunction with the CPP include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or (if earlier) until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation is prohibited from repurchasing any of its common shares or preferred stock without, among other things, U.S. Treasury approval, or subject to the availability of certain limited exceptions, such as purchases in connection with the Corporation's benefit plans. Furthermore, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The Federal Reserve Board has established risk-based capital guidelines that must be observed by financial holding companies and banks. The Corporation has consistently maintained the regulatory capital ratios of the Corporation and its bank subsidiary, The Lorain National Bank, above "well-capitalized" levels. For further information on capital ratios see Notes 1 and 14 of the Consolidated Financial Statements.

Contractual Obligations and Commitments

Contractual obligations and commitments of the Corporation at December 31, 2009 are as follows:

Table 12: Contractual Obligations

	One Year or Less	Two and Three Years	Four and Five Years	Over Five Years	Total
		(Dollars in thousands)			
Short-term borrowings	$ 1,457	$ —	$ —	$ —	$ 1,457
FHLB advances	10,000	30,000	55	2,450	42,505
Operating leases	765	1,358	935	629	3,687
Trust preferred securities	—	—	—	20,620	20,620
Benefit payments	299	656	747	1,942	3,644
Severance payments	165	198	—	—	363
Total	$12,686	$32,212	$1,737	$25,641	$72,276

Critical Accounting Policies and Estimates

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Corporation follows general practices within the banking industry and application of these principles requires the Management to make assumptions, estimates and judgments that affect the financial statements and accompanying notes. These assumptions, estimates and judgments are based on information available as of the date of the financial statements.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the Consolidated Financial Statements. These policies are fundamental to the understanding of results of operation and financial conditions.

The accounting policies considered to be critical by Management are as follows:

- **Allowance for loan losses**

The allowance for loan losses is an amount that Management believes will be adequate to absorb probable credit losses inherent in the loan portfolio taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current economic conditions that affect the borrower's ability to pay. Determination of the allowance is subjective in nature. Loan losses are charged off against the allowance when Management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged-off are credited to the allowance.

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, installment and other consumer loans are evaluated collectively for impairment. Individual commercial loans exceeding size thresholds established by Management are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. The fair value of all loans currently evaluated for impairment is collateral-dependent and therefore the fair value is determined by the fair value of the underlying collateral.

The Corporation maintains the allowance for loan losses at a level adequate to absorb Management's estimate of probable credit losses inherent in the loan portfolio. The allowance is comprised of a general allowance, a specific allowance for identified problem loans and an unallocated allowance representing estimations pursuant to either Statement of Financial Accounting Standards ASC 450, "Accounting for Contingencies," or ASC 310-10-45, "Accounting by Creditors for Impairment of a Loan."

The general allowance is determined by applying estimated loss factors to the credit exposures from outstanding loans. For commercial and commercial real estate loans, loss factors are applied based on internal risk grades of these loans. Many factors are considered when these grades are assigned to individual loans such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral and the general economic environment and specific economic trends affecting the portfolio. For residential real estate, installment and other loans, loss factors are applied on a portfolio basis. Loss factors are based on the Corporation's historical loss experience and are reviewed for appropriateness on a quarterly basis, along with other factors affecting the collectability of the loan portfolio.

Specific allowances are established for all classified loans when Management has determined that, due to identified significant conditions, it is probable that a loss has been incurred that exceeds the general allowance loss factor from these loans. The unallocated allowance recognizes the estimation risk associated with the allocated general and specific allowances and incorporates Management's evaluation of existing conditions that are not included in the allocated allowance determinations. These conditions are reviewed quarterly by Management and include general economic conditions, credit quality trends and internal loan review and regulatory examination findings.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

- **Income Taxes**

The Corporation's income tax expense and related current and deferred tax assets and liabilities are presented as prescribed in ASC 740, "Accounting for Income Taxes". The accounting requires the periodic review and adjustment of tax assets and liabilities based on many assumptions. These assumptions include predictions as to the Corporation's future profitability, as well as potential changes in tax laws that could impact the deductibility of certain income and expense items. Since financial results could be significantly different than these estimates, future adjustments may be necessary to tax expense and related balance sheet accounts.

• **Goodwill**

The goodwill impairment test is a two-step process that requires Management to make judgments in determining what assumptions to use in the calculation. The first step in impairment testing is to estimate the fair value based on valuation techniques including a discounted cash flow model with revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the carrying value exceeds its fair value, goodwill impairment may be indicated and a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of an "implied fair value" of goodwill requires the Corporation to allocate fair value to the assets and liabilities. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value. An impairment loss would be recognized as a charge to earnings to the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill. See Note 4 (Goodwill and Intangible Assets) for further detail.

New Accounting Pronouncements

Management is not aware of any proposed regulations or current recommendations by the Financial Accounting Standards Board or by regulatory authorities, which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

RISK ELEMENTS

Risk management is an essential aspect in operating a financial services company successfully and effectively. The most prominent risk exposures, for a financial services company, are credit, operational, interest rate, market and liquidity risk. Credit risk involves the risk of uncollectible interest and principal balance on a loan when it is due. Fraud, legal and compliance issues, processing errors, technology and the related disaster recovery and breaches in business continuation and internal controls are types of operational risks. Changes in interest rates affecting net interest income are considered interest rate risks. Market risk is the risk that a financial institution's earnings and capital or its ability to meet its business objectives are adversely affected by movements in market rates or prices. Such movements include fluctuations in interest rates, foreign exchange rates, equity prices that affect the changes in value of available-for-sale securities, credit spreads and commodity prices. The inability to fund obligations due to investors, borrowers or depositors is liquidity risk. For the Corporation, the dominant risks are market, credit and liquidity risk.

Credit Risk Management

Uniform underwriting criteria, ongoing risk monitoring and review processes, and well-defined, centralized credit policies dictate the management of credit risk for the Corporation. As such, credit risk is managed through the Bank's allowance for loan loss policy which requires the loan officer, lending officers and the loan review committee to manage loan quality. The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for the management of credit risks within the loan portfolio as conditions change. The Corporation uses a loan rating system to properly classify and assess the credit quality of individual commercial loan transactions. The loan rating system is used to determine the adequacy of the allowance for loan losses for financial reporting purposes and to assist in the determination of the frequency of review for credit exposures.

During 2009, the unstable and declining economic conditions, especially in residential and commercial development lending, resulted in higher levels of nonperforming loans and potential problem loans. Most of the Bank's business activity is with customers located within the Bank's defined market area. As of December 31, 2009, the Bank had concentrations of credit risk in its loan portfolio for the following loan categories; non-farm, non-residential real estate loans, home equity and junior liens and indirect consumer loans. A concentration is defined as greater than 10% of outstanding loans. The Bank has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

Nonperforming Assets

Total nonperforming assets consist of nonperforming loans, loans which have been restructured and other foreclosed assets. As such, a loan is considered nonperforming if it is 90 days past due and/or in Management's estimation the collection of interest on the loan is doubtful. Nonperforming loans no longer accrue interest and are accounted for on a cash basis. The classification of restructured loans involves the deterioration of a borrower's financial ability leading to original terms being favorably modified or either principal or interest being forgiven.

Table 13 sets forth nonperforming assets for the five years ended December 31, 2009.

Table 13: Nonperforming Assets

	At December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(Dollars in thousands)				
Commercial loans	**$26,846**	$14,209	$ 7,927	$10,322	$ 5,129
Real estate mortgage	**9,139**	3,465	2,097	2,165	1,182
Home equity lines of credit	**1,417**	989	429	168	25
Installment loans	**1,435**	929	378	157	158
Total nonperforming loans	**38,837**	19,592	10,831	12,812	6,494
Other foreclosed assets	**1,264**	1,108	2,478	1,289	432
Total nonperforming assets	**$40,101**	$20,700	$13,309	$14,101	$ 6,926
Loans 90 days past due accruing interest	$ —	$ —	$ —	$ —	$ —
Allowance for loan losses to nonperforming loans	**46.86%**	56.29%	72.20%	57.00%	102.00%

Nonperforming loans at December 31, 2009 were $38,837 compared to $19,592 at December 31, 2008, an increase of $19,245. Of this total, commercial loans were $26,846 compared to $14,209 at December 31, 2008. These are commercial loans that are primarily secured by real estate and, in some cases, by SBA guarantees, and have either been charged-down to their realizable value or a specific reserve has been established for any collateral short-fall. At December 31, 2009, construction and land development represented $7,648 of the total commercial loan nonperforming, with non-farm, non-residential representing $5,738 and the remaining being commercial and industrial. All nonperforming loans are being actively managed.

Management also monitors delinquency and potential commercial problem loans. Bank-wide delinquency at December 31, 2009 was 5.51% of total loans compared to 3.76% at December 31, 2008. Total 30-90 day delinquency decreased from 1.34% of total loans at December 31, 2008 to 0.75% of total loans at December 31, 2009. 30-90 day delinquency as a percent of loan type is under 1% for all loan types.

Other foreclosed assets were $1,264 as of December 31, 2009, an increase of $156 from December 31, 2008. The $1,264 is comprised of eight commercial properties totaling $1,068 and five 1-4 family residential properties totaling $196. This compares to $587 of 1-4 family residential properties with the remainder being commercial properties as of December 31, 2008.

Liquidity

Management of liquidity is a continual process in the banking industry. The liquidity of the Bank reflects its ability to meet loan demand, the possible outflow of deposits and its ability to take advantage of market opportunities made possible by potential rate environments. Assuring adequate liquidity requires the management of the cash flow characteristics of the assets the Bank originates and the availability of alternative funding sources. The Bank monitors liquidity according to limits established in its liquidity policy. The policy establishes minimums for the ratio of cash and cash equivalents to total assets and the loan to deposit ratio. At December 31, 2009, the Bank's liquidity was within its policy limits.

In addition to maintaining a stable source of core deposits, the Bank manages liquidity by seeking continual cash flow in its securities portfolio. At December 31, 2009, the Corporation expects the securities portfolio to generate cash flow in the next 12 months of $78,522 and $159,805 in the next 36 months.

The Bank maintains borrowing capacity at the Federal Home Loan Bank of Cincinnati, the Federal Reserve Bank of Cleveland and Federal Fund lines with correspondent banks. The Corporation has a $4.0 million line of credit through an unaffiliated financial institution. The term of the line is one year, with principal due at maturity. The interest rate on the line of credit is the unaffiliated financial institution's prime rate. Table 14 highlights the liquidity position of the Bank and the Corporation including total borrowing capacity and current unused capacity for each borrowing arrangement at December 31, 2009.

Table 14: Liquidity

	Borrowing Capacity	Unused Capacity
	(Dollars in thousands)	
FHLB Cincinnati	$59,335	$13,784
FRB Cleveland	1,810	1,810
Federal Funds Lines	10,000	10,000
Unaffiliated Financial Institutions	4,000	4,000
Total	$75,145	$29,594

Liquidity is also provided by unencumbered, or unpledged investment securities that totaled $67,761 at December 31, 2009.

The Corporation is the bank holding company of the Bank and conducts no operations. The Corporation's primary ongoing needs for liquidity are the payment of the quarterly shareholder dividend if declared and miscellaneous expenses related to the regulatory and reporting requirements of a publicly traded corporation. The holding company's main source of operating liquidity is the dividend that it receives from the Bank. Dividends from the Bank are restricted by banking regulations. At December 31, 2009, the Corporation also had certain short-term investments in the amount of $2,105 which may be used for dividends and other corporate purposes. The holding company from time-to-time, has access to additional sources of liquidity through correspondent lines of credit as of December 31, 2009.

Market Risk Management

The Corporation manages market risk through its Asset/Liability Management Committee ("ALCO") at the Bank level governed by policies set forth and established by the Board of Directors. This committee assesses interest rate risk exposure through two primary measures: rate sensitive assets divided by rate sensitive liabilities and earnings-at-risk simulation of net interest income over the one year planning cycle and the longer term strategic horizon in order to provide a stable and steadily increasing flow of net interest income.

The difference between a financial institution's interest rate sensitive assets and interest rate sensitive liabilities is referred to as the interest rate gap. An institution that has more interest rate sensitive assets than interest rate sensitive liabilities in a given period is said to be asset sensitive or has a positive gap. This means that if interest rates rise a corporation's net interest income may rise and if interest rates fall its net interest income may decline. If interest sensitive liabilities exceed interest sensitive assets then the opposite impact on net interest income may occur. The usefulness of the gap measure is limited. It is important to know the gross dollars of assets and liabilities that may re-price in various time horizons, but without knowing the frequency and basis of the potential rate changes the predictive power of the gap measure is limited.

Two more useful tools in managing market risk are earnings-at-risk simulation and economic value of equity simulation. An earnings-at-risk analysis is a modeling approach that combines the repricing information from gap analysis, with forecasts of balance sheet growth and changes in future interest rates. The result of this simulation provides management with a range of possible net interest margin outcomes. Trends that are identified in earnings-at-risk simulation can help identify product and pricing decisions that can be made currently to assure stable net interest income performance in the future. At December 31, 2009, a "shock" treatment of the balance sheet, in which a parallel shift in the yield curve occurs and all rates increase immediately, indicates that in a +200 basis point shock, net interest income would increase $77, or 0.2%, and in a -200 basis point shock, net interest income would decrease $2,239, or 5.8%. The reason for the lack of symmetry in these results is the implied floors in many of the Corporation's core funding which limits their downward adjustment from current offering rates. This analysis is done to describe a best or worst case scenario. Factors such as non-parallel yield curve shifts, management pricing changes, customer preferences and other factors are likely to produce different results.

The economic value of equity approach measures the change in the value of the Corporation's equity as the value of assets and liabilities on the balance sheet change with interest rates. At December 31, 2009, this analysis indicated that a +200 basis point change in rates would reduce the value of the Corporation's equity by 17.7% while a -200 basis point change in rates would increase the value of the Corporation's equity by 6.6%.

Table 15: GAP Analysis:

	At December 31, 2009						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 20,008	$ 25,915	$ 63,786	$ 44,333	$102,356	$ —	$ 256,398
Trading securities	8,445	—	—	—	—		8,445
Loans	205,351	114,111	239,053	124,806	104,229	19,431	806,981
Total earning assets	$233,804	$ 140,026	$ 302,839	$169,139	$206,585	$ 19,431	$1,071,824
Interest-bearing liabilities:							
Consumer time deposits	$144,195	$ 264,249	$ 122,102	$ 17,337	$ —	$ —	$ 547,883
Money Market deposits	84,467	—	—	—	—	—	84,467
Savings deposits	—	—	82,771	—	—	—	82,771
Interest-bearing demand deposits	—	—	137,807	—	—	—	137,807
Short-term borrowings	2,500	7,500	—	—	—	—	10,000
Long-term debt	—	—	31,905	4,600	—	20,620	57,125
Fed Funds, Repos, Other	1,457	—	—	—	—	—	1,457
Total interest-bearing liabilities	$232,619	$ 271,749	$ 374,585	$ 21,937	$ —	$ 20,620	$ 921,510
Cumulative interest rate gap	$ 1,185	$(130,538)	$(202,284)	$ (55,082)	$151,503	$150,314	
RSA/RSL	101%	74%	77%	94%	117%	116%	

	At December 31, 2008						
	Under 3 Months	3 to 12 Months	1 to 3 Years	3-5 Years	5-15 Years	After 15 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Securities and short-term investments	$ 25,574	$ 24,508	$ 59,187	$ 40,362	$ 91,552	$ —	$ 241,183
Trading securities	11,261	—	—	—	—		11,261
Loans	173,540	141,097	243,721	137,498	101,897	9,377	807,130
Total earning assets	$210,375	$ 165,605	$ 302,908	$177,860	$193,449	$ 9,377	$1,059,574
Interest-bearing liabilities:							
Consumer time deposits	$132,284	$ 323,032	$ 71,019	$ 7,731	$ 437	$ —	$ 534,503
Money Market deposits	99,051	—	—	—	—	—	99,051
Savings deposits	—	—	104,226	—	—	—	104,226
Interest-bearing demand deposits	—	—	115,102	—	—	—	115,102
Short-term borrowings	6,459	19,377	—	—	—	—	25,836
Long-term debt	—	—	27,989	3,000	2,532	20,620	54,141
Fed Funds, Repos, Other	22,928	—	—	—	—	—	22,928
Total interest-bearing liabilities	$260,722	$ 342,409	$ 318,336	$ 10,731	$ 2,969	$ 20,620	$ 955,787
Cumulative interest rate gap	$ (50,347)	$(227,151)	$(242,579)	$ (75,451)	$115,030	$103,787	
RSA/RSL	81%	62%	74%	92%	112%	111%	

Item 8. ***Financial Statements and Supplementary Data***

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
LNB Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of LNB Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2009. We also have audited the Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LNB Bancorp, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, LNB Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Plante & Moran, PLLC

March 5, 2010
Columbus, Ohio

CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2009	**2008**
	(Dollars in thousands except share amounts)	
ASSETS		
Cash and due from banks (Note 3)	**$ 16,933**	$ 21,723
Federal funds sold and short-term investments	**10,000**	15,200
Cash and cash equivalents	**26,933**	36,923
Interest-bearing deposits in other banks	**359**	352
Securities: (Note 5)		
Trading securities, at fair value	**8,445**	11,261
Available for sale, at fair value	**247,037**	223,052
Total securities	**255,482**	234,313
Restricted stock	**4,985**	4,884
Loans held for sale	**3,783**	3,580
Loans: (Note 7)		
Portfolio loans	**803,197**	803,551
Allowance for loan losses	**(18,792)**	(11,652)
Net loans	**784,405**	791,899
Bank premises and equipment, net (Note 8)	**10,105**	11,504
Other real estate owned	**1,264**	1,108
Bank owned life insurance	**16,435**	15,742
Goodwill, net (Note 4)	**21,582**	21,582
Intangible assets, net (Note 4)	**1,005**	1,142
Accrued interest receivable	**4,072**	4,290
Other assets (Note 13)	**19,099**	8,816
Total Assets	**$1,149,509**	$1,136,135
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits (Note 9)		
Demand and other noninterest-bearing	**$ 118,505**	$ 93,994
Savings, money market and interest-bearing demand	**305,045**	292,679
Certificates of deposit	**547,883**	534,502
Total deposits	**971,433**	921,175
Short-term borrowings (Note 10)	**1,457**	22,928
Federal Home Loan Bank advances (Note 11)	**42,505**	53,357
Junior subordinated debentures (Note 12)	**20,620**	20,620
Accrued interest payable	**2,074**	3,813
Accrued taxes, expenses and other liabilities (Note 13)	**7,279**	7,183
Total Liabilities	**1,045,368**	1,029,076
Shareholders' Equity (Notes 14 and 15)		
Preferred stock, Series A Voting, no par value, authorized 750,000 shares, none issued at December 31, 2009 and 2008	—	—
Preferred stock, Series B, no par value, 25,223 shares authorized and issued at December 31, 2009 and December 31, 2008	**25,223**	25,223
Discount on Series B preferred stock	**(131)**	(146)
Warrant to purchase common stock	**146**	146
Common stock, par value $1 per share, authorized 15,000,000 shares, issued 7,623,857 shares at December 31, 2009 and December 31, 2008	**7,624**	7,624
Additional paid-in capital	**37,862**	37,783
Retained earnings	**36,883**	41,682
Accumulated other comprehensive income	**2,626**	839
Treasury shares at cost, 328,194 shares at December 31, 2009 and December 31, 2008	**(6,092)**	(6,092)
Total Shareholders' Equity	**104,141**	107,059
Total Liabilities and Shareholders' Equity	**$1,149,509**	$1,136,135

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands except share and per share amounts)		
Interest and Dividend Income			
Loans	$ 45,885	$ 48,314	$ 49,889
Securities:			
U.S. Government agencies and corporations	10,452	8,786	7,588
State and political subdivisions	1,008	777	606
Other debt and equity securities	244	304	285
Federal funds sold and short-term investments	58	147	394
Total interest income	57,647	58,328	58,762
Interest Expense			
Deposits	17,379	22,306	25,535
Federal Home Loan Bank advances	1,481	2,322	1,555
Short-term borrowings	124	387	1,088
Junior subordinated debentures	941	1,174	914
Total interest expense	19,925	26,189	29,092
Net Interest Income	37,722	32,139	29,670
Provision for Loan Losses (Note 7)	19,017	6,809	2,255
Net interest income after provision for loan losses	18,705	25,330	27,415
Noninterest Income			
Investment and trust services	1,919	1,908	2,170
Deposit service charges	4,478	4,760	4,725
Other service charges and fees	2,775	2,710	2,339
Income from bank owned life insurance	693	979	732
Other income	315	856	396
Total fees and other income	10,180	11,213	10,362
Securities gains, net	690	538	274
Gains on sale of loans	1,146	797	766
Gains (loss) on sale of other assets, net	(60)	(89)	97
Total noninterest income	11,956	12,459	11,499
Noninterest Expense			
Salaries and employee benefits (Notes 18 & 19)	15,142	15,255	15,708
Furniture and equipment	4,344	3,950	3,515
Net occupancy (Note 8)	2,354	2,386	2,256
Outside services	2,459	2,490	1,815
Marketing and public relations	961	987	1,116
Supplies, postage and freight	1,260	1,468	1,357
Telecommunications	813	850	849
Ohio franchise tax	908	895	788
FDIC assessments	2,622	722	89
Other real estate owned	367	1,070	585
Electronic banking expenses	800	932	809
Loan and collection expense	1,346	908	758
Other expense	1,954	2,368	2,106
Total noninterest expense	35,330	34,281	31,751
Income before income tax expense (benefit)	(4,669)	3,508	7,163
Income tax expense (Note 13)	(2,668)	112	1,651
Net Income (Loss)	$ (2,001)	$ 3,396	$ 5,512
Dividends and accretion on preferred stock	1,256	91	—
Net Income (Loss) Available to Common Shareholders	$ (3,257)	$ 3,305	$ 5,512
Net Income (Loss) Per Common Share (Note 2)			
Basic	$ (0.45)	$ 0.45	$ 0.79
Diluted	(0.45)	0.45	0.79
Dividends declared	0.20	0.54	0.72
Average Common Shares Outstanding			
Basic	7,295,663	7,295,663	6,992,215
Diluted	7,295,663	7,295,663	6,992,215

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock (Net of Discount)	Warrant to Purchase Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	(Dollars in thousands except share and per share amounts)							
Balance, January 1, 2007	$ —		$6,772	$26,382	$43,728	$(2,093)	$(6,092)	$ 68,697
Cumulative affect of adoption of fair value for trading securities					(1,192)	1,192		
Comprehensive income:								
Net Income					5,512			5,512
Other comprehensive loss, net of tax:								
Pension liability adjustments						(155)		(155)
Change in unrealized gains and losses on securities						1,514		1,514
Total comprehensive income								6,871
Share-based comprehensive income				58				58
Issuance of 851,990 shares of common stock			852	11,272				12,124
Common dividends declared, $.72 per share					(5,097)	—		(5,097)
Balance, December 31, 2007	$ —	$ —	$7,624	$37,712	$42,951	$ 458	$(6,092)	$ 82,653
Cumulative effect of change in accounting principle for split-dollar life insurance coverage					(725)			(725)
Comprehensive income:								
Net Income					3,396			3,396
Other comprehensive income, net of tax:								
Pension liability adjustments						(1,083)		(1,083)
Change in unrealized gains and losses on securities						1,464		1,464
Total comprehensive income								3,777
Share-based compensation income				71				71
Issuance of 25,223 shares of preferred stock, Series B	25,077	146						25,223
Common dividends declared, $.54 per share					(3,940)			(3,940)
Balance, December 31, 2008	**$25,077**	**$146**	**$7,624**	**$37,783**	**$41,682**	**$ 839**	**$(6,092)**	**$107,059**
Comprehensive income:								
Net Loss					**(2,001)**			**(2,001)**
Other comprehensive income, net of tax:								
Pension liability adjustments						**38**		**38**
Change in unrealized gains and losses on securities						**1,749**		**1,749**
Total comprehensive income (loss)								**(214)**
Share-based compensation income				**79**				**79**
Preferred dividends and accretion of discount	**15**				**(1,339)**			**(1,324)**
Common dividends declared, $.20 per share					**(1,459)**			**(1,459)**
Balance, December 31, 2009	**$25,092**	**$146**	**$7,624**	**$37,862**	**$36,883**	**$ 2,626**	**$(6,092)**	**$104,141**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Operating Activities			
Net income (loss)	$ **(2,001)**	$ 3,396	$ 5,512
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**19,017**	6,809	2,255
Depreciation and amortization	**1,632**	1,749	1,730
Amortization (accretion) of premiums and discounts	**1,529**	(431)	(16)
Amortization of intangibles	**137**	138	167
Amortization of loan servicing rights	**422**	219	153
Amortization of deferred loan fees	**103**	294	264
Federal deferred income tax expense (benefit)	**(2,578)**	(1,241)	182
Securities gains, net	**(690)**	(538)	(274)
Share-based compensation expense, net of tax	**79**	71	58
Loans originated for sale	**(105,623)**	(85,164)	(90,129)
Proceeds from sales of loan originations	**106,566**	87,103	86,171
Net gain from loan sales	**(1,146)**	(797)	(766)
Federal Home Loan Bank stock dividends	**—**	(143)	—
Net (gain) loss on sale of other assets	**60**	89	(97)
Net increase in accrued interest receivable and other assets	**(9,092)**	(2,345)	(4,257)
Net increase (decrease) in accrued interest payable, taxes and other liabilities	**(1,930)**	727	2,152
Net cash provided by operating activities	**6,485**	9,936	3,105
Investing Activities			
Proceeds from sales of available-for-sale securities	**38,141**	77,069	—
Proceeds from maturities of available-for-sale securities	**69,307**	37,728	40,042
Purchase of available-for-sale securities	**(129,941)**	(155,946)	(109,044)
Purchase of trading securities	**(9,005)**	(81,738)	(65,082)
Proceeds from maturities of trading securities	**1,737**	—	—
Proceeds from sale of trading securities	**10,462**	104,433	79,632
Change in interest-bearing deposits in other banks	**(7)**	(252)	—
Purchase of Federal Reserve Bank Stock	**—**	—	(836)
Purchase of Federal Home Loan Bank Stock	**(101)**	(117)	(495)
Acquisition, net of cash and cash equivalents acquired	**—**	—	7,212
Net increase in loans made to customers	**(12,943)**	(53,912)	(34,951)
Proceeds from the sale of other real estate owned	**917**	1,203	1,139
Purchase of bank premises and equipment	**(549)**	(500)	(2,889)
Proceeds from sale of bank premises and equipment	**197**	6	15
Net cash used in investing activities	**(31,785)**	(72,026)	(85,257)
Financing Activities			
Net increase (decrease) in demand and other noninterest-bearing	**24,511**	5,182	(11,751)
Net increase (decrease) in savings, money market and interest-bearing demand	**12,366**	(2,445)	(2,358)
Net increase in certificates of deposit	**13,381**	61,497	51,920
Net increase (decrease) in short-term borrowings	**(21,471)**	(19,177)	18,222
Proceeds from Federal Home Loan Bank advances	**22,500**	65,000	233,450
Payment of Federal Home Loan Bank advances	**(33,352)**	(55,850)	(228,453)
Issuance of preferred stock	**—**	25,223	—
Proceeds from issuance of junior subordinated debentures	**—**	—	20,620
Dividends paid	**(2,625)**	(3,940)	(5,097)
Net cash provided by financing activities	**15,310**	75,490	76,553
Net increase (decrease) in cash and cash equivalents	**(9,990)**	13,400	(5,599)
Cash and cash equivalents, January 1	**36,923**	23,523	29,122
Cash and cash equivalents, December 31	$ **26,933**	$ 36,923	$ 23,523
Supplemental cash flow information			
Interest paid	$ **21,664**	$ 25,937	$ 28,170
Income taxes paid	**400**	2,555	1,968
Transfer of loans to other real estate owned	**1,317**	688	2,667

See accompanying notes to consolidated financial statements

(Dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, The Lorain National Bank (the "Bank"). The consolidated financial statements also include the accounts of North Coast Community Development Corporation which is a wholly-owned subsidiary of the Bank. All intercompany transactions and balances have been eliminated in consolidation.

New Accounting Pronouncements

On June 29, 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement establishing the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. Other than resolving certain minor inconsistencies in current U.S. generally accepted accounting principles (GAAP), the ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. Technical references to GAAP included in these Notes to Consolidated Financial Statements are provided under the new ASC structure.

ASC Topic 820, Fair Value Measurement and Disclosure. In April 2009, an amendment to the accounting and reporting standards of fair value measurements and disclosures was issued. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This amendment also provides guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this standard did not have a material effect on the Corporation's financial statements.

ASC Topic 320, Investments — Debt and Equity Securities. Effective June 30, 2009, the Corporation adopted the amendment to the accounting and reporting standards regarding recognition and disclosure of other-than-temporary impairment ("OTTI"). This amendment requires recognition of only the credit portion of OTTI in current earnings for those debt securities where there is no intent to sell or it is more likely than not the Corporation would not be required to sell the security prior to expected recovery. The remaining portion of the OTTI is to be included in other comprehensive income. The adoption of this amendment did not have a material impact on the Corporation's financial statements.

ASC Topic 855, Subsequent Events. On May 28, 2009, the FASB issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date.

ASC Topic 860, Transfers and Servicing. In November 2009, an amendment to the accounting standards for transfers of financial assets was issued. This amendment removes the concept of a qualifying special purpose entity from existing GAAP and removes the exception from applying the accounting and reporting standards within ASC 810, Consolidation, to qualifying special purpose entities. This amendment also establishes conditions for accounting and reporting of a transfer of a portion of a financial asset, modifies the asset sale/derecognition criteria, and changes how retained interests are initially measured. This amendment is expected to provide greater transparency about transfers of financial assets and a transferor's continuing involvement, if any, with the transferred assets. This accounting pronouncement will be effective in 2010. The adoption of this pronouncement is not expected to have a material impact on the Corporation's financial statements.

ASC Topic 810, Consolidation. In November 2009, an amendment to the accounting standards for consolidation was issued. The new guidance amends the criteria for determining the primary beneficiary of, and the entity required to consolidate, a variable interest entity. This accounting pronouncement will be effective in 2010. The adoption of this pronouncement is not expected to have a material on the Corporation's financial statements.

Use of Estimates

LNB Bancorp Inc. prepares its financial statements in conformity with GAAP. As such, GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of Management's estimates and assumptions include the allowance for loan losses, the valuation of goodwill, the realization of deferred tax assets, fair values of certain securities, net periodic pension expense, and accrued pension costs recognized in the Corporation's consolidated financial statements. Estimates that are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

Segment Information

The Corporation's activities are considered to be a single industry segment for financial reporting purposes. LNB Bancorp, Inc. is a financial holding company engaged in the business of commercial and retail banking, investment management and trust services, title insurance, and insurance with operations conducted through its main office and banking centers located throughout Lorain, eastern Erie, western Cuyahoga, and Summit counties of Ohio. This market provides the source for substantially all of the Bank's deposit and loan and trust activities. The majority of the Bank's income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

Statement of Cash Flows

For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

Securities

Securities that are bought and held for the sole purpose of being sold in the near term are deemed trading securities with any related unrealized gains and losses reported in earnings. LNB Bancorp, Inc. held trading securities as of December 31, 2009 and December 31, 2008. Securities that the Corporation has a positive intent and ability to hold to maturity are classified as held to maturity. As of December 31, 2009 and December 31, 2008, LNB Bancorp, Inc. did not hold any securities classified as held to maturity. Securities that are not classified as trading or held to maturity are classified as available for sale. Securities classified as available for sale are carried at their fair value with unrealized gains and losses, net of tax, included as a component of accumulated other comprehensive income. A decline in the fair value of securities below cost that is deemed other than temporary is charged to earnings, resulting in establishment of a new cost basis for the security. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity or call, are included in interest income.

Restricted Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Corporation also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, is recorded at redemption value which approximates fair value, and is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held For Sale

Held for sale loans are carried at the lower of amortized cost or estimated fair value, determined on an aggregate basis for each type of loan. Net unrealized losses are recognized by charges to income. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income.

Loans

Loans are reported at the principal amount outstanding, net of unearned income and premiums and discounts. Loans acquired through business combinations are valued at fair market value on or near the date of acquisition. The difference between the principal amount outstanding and the fair market valuation is amortized over the aggregate average life of each class of loan. Unearned income includes deferred fees, net of deferred direct incremental loan origination costs. Unearned income is amortized to interest income, over the contractual life of the loan, using the interest method. Deferred direct loan origination fees and costs are amortized to interest income, over the contractual life of the loan, using the interest method.

Loans are generally placed on nonaccrual status when they are 90 days past due for interest or principal or when the full and timely collection of interest or principal becomes uncertain. When a loan has been placed on nonaccrual status, the accrued and unpaid interest receivable is reversed against interest income. Generally, a loan is returned to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and when the collectability is no longer doubtful.

A loan is impaired when full payment under the original loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual loan basis for commercial loans that are graded substandard or below. Factors considered by Management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Allowance for Loan Losses

The allowance for loan losses is Management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management's determination of the allowance, and the resulting provision, is based on judgments and assumptions, including general economic conditions, loan portfolio composition, loan loss experience, Management's evaluation of credit risk relating to pools of loan and individual borrowers, sensitivity analysis and expected loss models, value of underlying collateral, and observations of internal loan review staff or banking regulators.

The provision for loan losses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors which, in Management's judgment, deserve current recognition.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets. Upon the sale or other disposition of assets, the cost and related accumulated depreciation are retired and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred, while renewals and improvements are capitalized. Software costs related to externally developed systems are capitalized at cost less accumulated amortization. Amortization is computed on the straight-line method over the estimated useful life.

Goodwill and Core Deposit Intangibles

Intangible assets arise from acquisitions and include goodwill and core deposit intangibles. Goodwill is the excess of purchase price over the fair value of identified net assets in acquisitions. Core deposit intangibles represent the value of depositor relationships purchased. The Corporation follows Statement of Financial Accounting Standards *ASC Topic 350, Goodwill and Other Intangibles.* Goodwill is tested at least annually for impairment. Under the accounting for "Goodwill and Other Intangible Assets", the Corporation is required to evaluate goodwill impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation has elected to test for goodwill impairment as of November 30th of each year.

Core deposit intangible assets are amortized using the straight-line method over ten years and are subject to annual impairment testing.

Other Real Estate Owned

Other real estate owned (OREO) represent properties acquired through customer loan default. Real estate and other tangible assets acquired through foreclosure are carried as OREO on the Consolidated Balance Sheet at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure.

Split-Dollar Life Insurance

The Corporation recognizes a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to certain employees extending to postretirement periods. The liability is recognized based on the substantive agreement with the employee. In September 2006, the FASB ratified the Emerging Issues Task Force's ASC 715-60, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. The liability should be recognized based on the substantive agreement with the employee. This Issue became effective January 1, 2008. The Issue was applied as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of Issue 06-4 reduced retained earnings by $725 effective January 1, 2008.

Investment and Trust Services Assets and Income

Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the Corporation's financial statements as such items are not assets of the Corporation. Income from the Investment and Trust Services Division is reported on an accrual basis.

Income Taxes

The Corporation and its wholly-owned subsidiary file a consolidated Federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when necessary to reduce deferred tax assets to amounts which are deemed more likely than not to be realized.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and changes in the unfunded status of the pension plan, which are also recognized as separate components of shareholders' equity.

Unrealized gains on the Corporation's available-for-sale securities (after applicable income tax expense) totaling $4,356 and $2,605 at December 31, 2009 and 2008, respectively, and the minimum pension liability adjustment (after applicable income tax benefit) totaling $1,730 and $1,766 at December 31, 2009 and 2008, respectively, are included in accumulated other comprehensive income.

(2) Earnings (Loss) Per Common Share

Basic earnings (loss) per share are computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of shares outstanding plus the effects of dilutive stock options and warrants outstanding during the year. Basic and diluted earnings per share are calculated as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
	(Dollars in thousands except per share amounts)		
Weighted average shares outstanding used in Basic Earnings per Common Share	**7,295,663**	7,295,663	6,992,215
Dilutive effect of stock options	—	—	—
Weighted average shares outstanding used in Diluted Earnings Per Common Share	**$7,295,663**	$7,295,663	$6,992,215
Net Income (Loss)	**(2,001)**	3,396	5,512
Preferred stock dividend and accretion	**1,256**	91	—
Income (Loss) Available to Common Shareholders	**$ (3,257)**	$ 3,305	$ 5,512
Basic Earnings (Loss) Per Common Share	**$ (0.45)**	$ 0.45	$ 0.79
Diluted Earnings (Loss) Per Common Share	**$ (0.45)**	$ 0.45	$ 0.79

No dilution exists for the year ended December 31, 2009 due to the net loss. All outstanding stock options were antidilutive for the years ended December 31, 2008 and December 31, 2007.

(3) Cash and Due from Banks

Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $919 on December 31, 2009 and $1,309 on December 31, 2008.

(4) Goodwill and Intangible Assets

On May 10, 2007, LNB Bancorp, Inc. completed the acquisition of Morgan Bancorp, Inc., of Hudson, Ohio and its wholly-owned subsidiary, Morgan Bank, NA. Under the terms of the transaction, the Corporation acquired all of the outstanding stock of Morgan Bancorp, Inc. in a stock and cash merger transaction valued at $27,864. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The purchase accounting fair values are being amortized under various methods and over the lives of the corresponding assets and liabilities. Goodwill recorded for the acquisition amounted to $18,755. The Corporation recorded $1,367 in core deposit intangibles related to the acquisition of Morgan Bank, NA. The consolidated statements of income reflect the operating results of the Morgan Bank division since the effective date of the acquisition.

The Corporation assesses goodwill for impairment annually and more frequently in certain circumstances. Goodwill is assessed using the Bank as the reporting unit. The Corporation considers several methodologies in determining the fair value of the reporting unit, including the discounted estimated future net cash flows, price to tangible book value, and core deposit premium values. Primary reliance is placed on the discounted estimated future net cash flow approach. The key assumptions used to determine the fair value of the Corporation subsidiary include: (a) cash flow period of 5 years; (b) capitalization rate of 9.5%: and (c) a discount rate of 12.5%, which is based on the Corporation's average cost of capital adjusted for the risk associated with its operations. A variance in these assumptions could have a significant effect on the determination of goodwill impairment. The Corporation cannot predict the occurrences of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base or a material negative change in the relationship with significant customers.

Based on the Corporation's goodwill impairment analysis, the fair value of the reporting unit exceeded its carrying value by an estimated 10%; therefore, no impairment charge was recognized as of December 31, 2009.

Core deposit intangibles are amortized over their estimated useful life of 10 years. A summary of core deposit intangible assets follows:

	At December 31,	
	2009	**2008**
	(Dollars in thousands)	
Core deposit intangibles	**$1,367**	$1,367
Less: accumulated amortization	**362**	225
Carrying value of core deposit intangibles	**$1,005**	$1,142

Amortization expense for intangible assets was $137, $138 and $167 for the years ended December 31, 2009, 2008 and 2007, respectively. The following table shows the estimated future amortization expense for amortizable intangible assets based on existing asset balances and the interest rate environment as of December 31, 2009. The Corporation's actual amortization expense in any given period may be significantly different from the estimated amounts depending upon the addition of new intangible assets, changes in underlying deposits and market conditions.

Core Deposits Intangibles

	(Dollars in thousands)
2010	$137
2011	137
2012	137
2013	137
2014	137
2015 and beyond	320

(5) Securities

The amortized cost, gross unrealized gains and losses and fair values of securities at December 31, 2009 and 2008 follows:

	At December 31, 2009			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	**$ 45,142**	**$ 354**	**$(281)**	**$ 45,215**
Mortgage backed securities	**172,708**	**6,092**	**(21)**	**178,779**
State and political subdivisions	**22,588**	**571**	**(116)**	**23,043**
Total Securities	**$240,438**	**$7,017**	**$(418)**	**$247,037**

	At December 31, 2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available for sale:				
U.S. Government agencies and corporations	$ 46,418	$1,134	$ —	$ 47,552
Mortgage backed securities	150,718	2,886	(196)	153,408
State and political subdivisions	21,969	438	(315)	22,092
Total Securities	$219,105	$4,458	$(511)	$223,052

	Trading Securities Held at December 31, 2009			
	Cost	Aggregate Unrealized Gains Recorded to Income	Aggregate Unrealized Losses Recorded to Income	Fair Value
	(Dollars in thousands)			
Trading Securities	**$8,327**	**$118**	**$—**	**$8,445**

	Trading Securities Held at December 31, 2008			
	Cost	Aggregate Unrealized Gains Recorded to Income	Aggregate Unrealized Losses Recorded to Income	Fair Value
	(Dollars in thousands)			
Trading Securities	$11,245	$16	$—	$11,261

The amortized cost and fair value of available for sale debt securities by contractual maturity date at December 31, 2009 follows:

	At December 31, 2009	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Securities available for sale:		
Due in one year or less	$ 691	$ 708
Due from one year to five years	20,532	20,694
Due from five years to ten years	42,407	42,766
Due after ten years	4,100	4,090
Mortgage-backed	172,708	178,779
	$240,438	$247,037

Realized gains and losses related to securities available-for-sale for each of the three years ended December 31 follows:

	2009	2008	2007
	(Dollars in thousands)		
Gross realized gains	$ 444	$ 612	$—
Gross realized losses	(111)	(76)	—
Net Securities Gains	$ 333	$ 536	$—
Proceeds from the sale of available for sale securities	$38,141	$77,069	$—

Net gains of $357 were recorded on the sale of trading securities during 2009. This included unrealized gains of $118 recorded to income on currently held trading securities. Net gains of $2 were recorded on the sale of trading securities during 2008 which included unrealized gains of $16 recorded to income on currently held trading securities.

U.S. Government agencies and corporations include callable and bullet agency issues and agency-backed mortgage backed securities. The maturity of mortgage backed securities is shown based on contractual maturity of the security although repayments occur each year.

The carrying value of securities pledged to secure trust deposits, public deposits, line of credit, and for other purposes required by law amounted to $187,701 and $159,142 at December 31, 2009 and 2008, respectively.

The securities portfolio contained $4,844 and $4,159 in non-rated securities of state and political subdivisions at December 31, 2009 and 2008, respectively. Based upon yield, term to maturity and market risk, the fair value of these securities was estimated to be $5,040 and $4,301 at December 31, 2009 and 2008, respectively. Management reviewed these non-rated securities and has determined that there was no other than temporary impairment to their value at December 31, 2009 and 2008.

The following is a summary of securities that had unrealized losses at December 31, 2009 and 2008. The information is presented for securities that have been in an unrealized loss position for less than 12 months and for more than 12 months. There are temporary reasons why securities may be valued at less than amortized cost. Temporary reasons are that the current levels of interest rates as compared to the coupons on the securities held by the Corporation are higher and impairment is not due to credit deterioration. The Corporation has the ability to hold these securities until their value recovers. At December 31, 2009, the total unrealized losses of $418 were temporary in nature and due to the current level of interest rates.

	At December 31, 2009					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	**$21,440**	**$(281)**	**$—**	**$—**	**$21,440**	**$(281)**
Mortgage backed securities	**2,177**	**(21)**	**—**	**—**	**2,177**	**(21)**
State and political subdivisions	**4,549**	**(116)**	**—**	**—**	**4,549**	**(116)**
Total	**$28,166**	**$(418)**	**$—**	**$—**	**$28,166**	**$(418)**

	At December 31, 2008					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)					
U.S. Government agencies and corporations	$ —	$ —	$ —	$—	$ —	$ —
Mortgage backed securities	22,569	(195)	1,642	(1)	24,211	(196)
State and political subdivisions	6,017	(315)	—	—	6,017	(315)
Total	$28,586	$(510)	$1,642	$(1)	$30,228	$(511)

(6) Transactions with Related Parties

The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made on substantially the same terms and conditions as transactions with non-related parties. A comparison of loans outstanding to related parties follows:

	At December 31,	
	2009	2008
	(Dollars in thousands)	
Amount at beginning of year	**$20,306**	$22,833
New loans	**6,760**	1,871
Repayments	**(7,994)**	(5,083)
Changes in directors and officers and /or affiliations, net	**(335)**	685
Amount at end of year	**$18,737**	$20,306

The Corporation, through its subsidiary Bank, maintains deposits accounts for officers, directors and their affiliates. These deposits are made on substantially the same terms and conditions as transactions with non-related parties. The balances of deposit accounts for related parties were $7,350 and $10,151, respectively at December 31, 2009 and 2008.

(7) Loans and Allowance for Loan Losses

Loan balances at December 31, 2009 and December 31, 2008 are summarized by purpose as follows:

	At December 31,	
	2009	2008
	(Dollars in thousands)	
Real estate loans (includes loans secured primarily by real estate only):		
Construction and land development	**$ 65,052**	$ 60,725
One to four family residential	**219,508**	231,757
Multi-family residential	**28,988**	26,284
Non-farm non-residential properties	**286,778**	296,393
Commercial and industrial loans	**61,929**	60,846
Personal loans to individuals:		
Auto, single payment and installment	**135,097**	123,807
All other loans	**5,845**	3,739
Total loans	**803,197**	803,551
Allowance for loan losses	**(18,792)**	(11,652)
Net loans	**$784,405**	$791,899

Activity in the allowance for loan losses for 2009, 2008 and 2007 is summarized as follows:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Balance at the beginning of year	**$ 11,652**	$ 7,820	$ 7,300
Provision for loan losses	**19,017**	6,809	2,255
Allowance from merger	—	—	1,098
Loans charged-off	**(12,477)**	(4,168)	(3,332)
Recoveries on loans previously charged-off	**600**	1,191	499
Balance at the end of the year	**$ 18,792**	$11,652	$ 7,820

Information regarding impaired loans is as follows:

	At December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Year-end impaired loans with allowance for loan losses specifically allocated	**$24,250**	$13,213	$ 5,456
Year-end impaired loans without allowance for loan losses specifically allocated	**2,804**	2,331	2,471
Amount of allowance specifically allocated to impaired loans	**7,584**	3,569	1,549
Average of impaired loans during the year	**22,872**	16,094	10,929
Interest income recognized during impairment	—	—	—
Nonaccrual loans at year end	**38,837**	19,592	10,831

(8) Bank Premises, Equipment and Leases

Bank premises and equipment are summarized as follows:

	At December 31	
	2009	**2008**
	(Dollars in thousands)	
Land	**$ 2,602**	$ 2,662
Buildings	**11,434**	12,002
Equipment	**14,034**	14,031
Purchased software	**3,979**	3,967
Leasehold improvements	**1,078**	1,060
Total cost	**$33,127**	$33,722
Less: accumulated depreciation and amortization	**23,022**	22,218
Net bank premises and equipment	**$10,105**	$11,504

Depreciation of Bank premises and equipment charged to noninterest expense amounted to $1,330 in 2009, $1,459 in 2008 and $1,466 in 2007. Amortization of purchased software charged to noninterest expense amounted to $302 in 2009, $290 in 2008 and $264 in 2007.

At December 31, 2009, the Bank was obligated to pay rental commitments under noncancelable operating leases on certain Bank premises and equipment as follows:

	Amount
	(Dollars in thousands)
2010	$ 765
2011	738
2012	620
2013	500
2014	435
2015 and thereafter	629
Total	$3,687

Rentals paid under leases on Corporation premises and equipment amounted to $1,186 in 2009, $1,190 in 2008 and $1,106 in 2007.

(9) Deposits

Deposit balances are summarized as follows:

	At December 31,	
	2009	**2008**
	(Dollars in thousands)	
Demand and other noninterest-bearing	**$118,505**	$ 93,994
Interest checking	**137,807**	115,102
Savings	**82,771**	78,526
Money market accounts	**84,467**	99,051
Consumer time deposits	**476,798**	449,772
Public time deposits	**71,085**	72,247
Brokered time deposits	**—**	12,483
Total deposits	**$971,433**	$921,175

The aggregate amount of certificates of deposit in denominations of $100,000 or more amounted to $185,495 and $166,160 at December 31, 2009 and 2008, respectively.

The maturity distribution of certificates of deposit as of December 31, 2009 follows:

	Within 12 Months	After 12 Months but within 36 Months	After 36 Months but within 60 Months	After 5 Years	Total
			(Dollars in thousands)		
Consumer time deposits	$336,939	$122,332	$17,507	$20	$476,798
Public time deposits	67,468	3,617	—	—	71,085
Total time deposits	$404,407	$125,949	$17,507	$20	$547,883

(10) Short-Term Borrowings

The Bank has a line of credit for advances and discounts with the Federal Reserve Bank of Cleveland. The amount of this line of credit varies on a monthly basis. The line is equal to 50% of the balances of qualified home equity lines of credit that are pledged as collateral. At December 31, 2009, the Bank had pledged approximately $3,619 in qualifying home equity lines of credit, resulting in an available line of credit of approximately $1,809. No amounts were outstanding at December 31, 2009 or December 31, 2008. The Corporation also has a $4.0 million line of credit with an unaffiliated financial institution. The balance of this line of credit was $0 as of December 31, 2009.

Short-term borrowings include securities sold under repurchase agreements and Federal funds purchased from correspondent banks. The table below presents information for short-term borrowings for the three years ended December 31, 2009.

	Year Ended December 31		
	2009	2008	2007
	(Dollars in thousands)		
Securities sold under repurchase agreements			
Period End:			
Outstanding	$ 1,457	$22,928	$22,105
Interest rate	0.15%	0.50%	3.21%
Average:			
Outstanding	$24,089	$25,875	$23,533
Interest rate	0.51%	1.19%	3.63%
Maximum month-end balance	$37,295	$30,781	$28,039
Federal funds purchased			
Period End:			
Outstanding	$ —	$ —	$20,000
Interest rate	n/a	n/a	4.25%
Average:			
Outstanding	$ —	$ 1,989	$ 7,947
Interest rate	n/a	3.87%	5.30%
Maximum month-end balance	$ —	$12,900	$20,000

(11) Federal Home Loan Bank Advances

Federal Home Loan Bank advances amounted to $42,505 and $53,357 at December 31, 2009 and December 31, 2008 respectively. All advances are bullet maturities with no call features. At December 31, 2009, collateral pledged for FHLB advances consisted of qualified real estate mortgage loans and investment securities of $69,833 and $23,822, respectively. The maximum borrowing capacity of the Bank at December 31, 2009 was $59,774 with unused collateral borrowing capacity of $17,222. The Bank maintains a $40,000 cash management line of credit (CMA) with the FHLB. The amount outstanding was $0 for the CMA line of credit as of December 31, 2009 and December 31, 2008.

Maturities of FHLB advances outstanding at December 31, 2009 and 2008 are as follows:

	2009	2008
	(Dollars in thousands)	
Maturities January 2009 through December 2009, with fixed rates ranging from 3.36% to 5.00%, averaging 3.60% in 2008	$ —	$25,794
Maturity January 2010, fixed rate 3.58%	**10,000**	10,000
Maturities January 2011 through February 2011, with fixed rates ranging from 3.17% to 3.67%, averaging 3.50% for 2009 and 2008	**15,000**	15,000
Maturity January 2012, fixed rate 2.37%	**15,000**	—
Maturity January 2014, fixed rate 3.55%	**55**	63
Maturity July 2015, fixed rate 4.76%	**2,450**	2,500
Total FHLB advances	**$42,505**	$53,357

(12) Trust Preferred Securities

In May 2007, LNB Trust I ("Trust I") and LNB Trust II ("Trust II") each sold $10.0 million of preferred securities to outside investors and invested the proceeds in junior subordinated debentures issued by the Corporation. The Corporation used the proceeds from the debentures to fund the cash portion of the Morgan Bancorp, Inc. acquisition. Trust I and Trust II are wholly-owned unconsolidated subsidiaries of the Corporation. The Corporation's obligations under the transaction documents, taken together, have the effect of providing a full guarantee by the Corporation, on a subordinated basis, of the payment obligation of the Trusts.

The subordinated notes mature in 2037. Trust I bears a floating interest rate (current three-month LIBOR plus 148 basis points). Trust II bears a fixed rate of 6.6% through June 15, 2017, and then becomes a floating interest rate (current three-month LIBOR plus 148 basis points). Interest on the notes is payable quarterly.

The subordinated notes are redeemable in whole or in part, without penalty, at the Corporation's option on or after June 15, 2012 and mature on June 15, 2037. The notes are junior in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation, whether outstanding at the date of this Indenture or thereafter incurred. At December 31, 2009, the balance of the subordinated notes payable to Trust I and Trust II was $10,310 each. The interest rates in effect as of the last determination date in 2009 were 1.73% and 6.64% for Trust I and Trust II, respectively.

(13) Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Income Taxes:			
Federal current expense (benefit)	**$ (90)**	$ 1,353	$1,469
Federal deferred expense (benefit)	**(2,578)**	(1,241)	182
Total Income Tax (Benefit)	**$(2,668)**	$ 112	$1,651

The following presents a reconciliation of income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34% to income (loss) before taxes in 2009, 2008 and 2007.

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Computed "expected" tax expense (benefit)	**$(1,587)**	$1,193	$2,435
Increase (reduction) in income taxes resulting from:			
Tax exempt interest on obligations of state and political subdivisions	**(386)**	(265)	(277)
Tax exempt interest on bank owned life insurance	**(236)**	(332)	(243)
New markets tax credit	**(530)**	(476)	(476)
Other, net	**71**	(8)	212
Total Income Taxes (Benefit)	**$(2,668)**	$ 112	$1,651

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. During 2009 and 2008 there were no material uncertain income tax positions.

Net deferred Federal tax assets are included in other assets on the consolidated Balance Sheets. Management believes that it is more likely than not that the deferred Federal tax assets will be realized. At December 31, 2009 and 2008 there was no valuation allowance required. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

	At December 31	
	2009	2008
	(Dollars in thousands)	
Deferred Federal tax assets:		
Allowance for loan losses	**$ 6,365**	$ 3,922
Deferred compensation	**308**	375
Minimum pension liability	**889**	910
Equity based compensation	**69**	60
Accrued loan fees and costs	**241**	124
New Market Tax Credit	**430**	—
Mark-to-market adjustments	**155**	250
Other deferred tax assets	**711**	525
Total deferred Federal tax assets	**$ 9,168**	$ 6,166
Deferred Federal tax liabilities:		
Bank premises and equipment depreciation	**$ (106)**	$ (44)
Unrealized gain on securities available for sale	**(2,243)**	(1,342)
FHLB stock dividends	**(254)**	(254)
Intangible asset amortization	**(586)**	(448)
Accretion	**(181)**	(119)
Deferred charges	**(597)**	(338)
Prepaid pension	**(353)**	(435)
Other deferred tax liabilities	**(303)**	(297)
Total deferred Federal tax liabilities	**(4,623)**	(3,277)
Net deferred Federal tax assets	**$ 4,545**	$ 2,889

(14) Shareholders' Equity

Preferred Stock

The Corporation is authorized to issue up to 1,000,000 shares of Voting Preferred Stock, no par value. The Board of Directors of the Corporation is authorized to provide for the issuance of one or more series of Voting Preferred Stock and establish the dividend rate, dividend dates, whether dividends are cumulative, liquidation prices, redemption rights and prices, sinking fund requirements, conversion rights, and restrictions on the issuance of any series of Voting Preferred Stock. The Voting Preferred Stock may be issued with conversion rights to common stock and may rank prior to the common stock in dividends, liquidation preferences, or both. The Corporation has authorized 750,000 Series A Voting Preferred Shares, none of which have been issued. As of December 31, 2009 and 2008, 25,223 shares of the Corporation's Series B Preferred Stock were issued and outstanding.

The Corporation issued 25,223 shares of Series B Preferred Stock to the U.S. Treasury in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of Series B Preferred Stock were validly issued, have been fully paid and are nonassessable. Holders of shares of Series B Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period from December 12, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series B Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock.

Dividends are payable quarterly in arrears on each February 15th, May 15th, August 15th and November 15th, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If the Corporation determines not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, the Corporation is required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date.

The Corporation is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Ohio state laws relating to the payment of dividends.

Common Stock

The Corporation is authorized to issue up to 15,000,000 common stock shares. Common shares outstanding were 7,295,663 at December 31, 2009 and 2008.

Common Shares Repurchase Plan and Treasury Shares

On July 28, 2005, the Board of Directors authorized the repurchase of up to 5% of the outstanding common shares of the Corporation, or approximately 332,000 shares. The repurchased shares will be used primarily for qualified employee benefit plans, incentive stock option plans, stock dividends and other corporate purposes. At December 31, 2009 and December 31, 2008, LNB Bancorp, Inc. held 328,194 common shares as Treasury shares under this plan at a total cost of $6,092. The terms of the Corporation's sale of $25.2 million of its Series B Preferred

Stock to the U.S. Treasury in conjunction with the CPP include limitations on the Corporation's ability to repurchase its common shares. For three years after the issuance or until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation is prohibited from repurchasing any of its common shares or preferred stock without, among other things, U.S. Treasury approval, subject to the availability of certain limited exceptions, such as purchases in connection with the Corporation's benefit plans. Furthermore, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

Shareholder Rights Plan

On October 24, 2000, the Board of Directors of the Corporation adopted a Shareholder Rights Plan which was amended as of May 17, 2006. The rights plan is designed to prevent a potential acquirer from exceeding a prescribed ownership level in the Corporation, other than in the context of a negotiated acquisition involving the Board of Directors. If the prescribed level is exceeded, the rights become exercisable and, following a limited period for the Board of Directors to redeem the rights, allow shareholders, other than the potential acquirer that triggered the exercise of the rights, to purchase Preferred Share Units of the Corporation having characteristics comparable to the Corporation's common shares, at 50% of market value. This would dilute the potential acquirer's ownership level and voting power, making an acquisition of the Corporation without prior Board approval prohibitively expensive.

The Shareholder Rights Plan provided for the distribution of one Preferred Share Purchase Right as a dividend on each outstanding Common Share of the Corporation held as of the close of business on November 6, 2000. One Preferred Share Purchase Right will also be distributed for each common share issued after November 6, 2000. Each right entitles the registered holder to purchase from the Corporation. Units of a new series of Voting Preferred Shares, no par value, at 50% of market value, if a person or group acquires 15% or more of the Corporation's Common Shares. Each Unit of the new Preferred Shares has terms designed to make it the economic equivalent of one Common share.

LNBB Direct Stock Purchase and Dividend Reinvestment Plan

The Board of Directors adopted the LNBB Direct Stock Purchase and Dividend Reinvestment Plan (the Plan) effective June 2001, replacing the former LNB Bancorp, Inc. Dividend Reinvestment Plan. The Plan authorized the sale of 500,000 shares of the Corporation's common shares to shareholders who choose to invest all or a portion of their cash dividends plus additional cash payments for the Corporation's common stock. The Corporation did not issue shares pursuant to the Plan in 2009 and 43,314 shares were purchased in the open market at the current market price. Similarly, the Corporation did not issue shares pursuant to the Plan in 2008 while 51,011 shares were purchased in the open market at the current market price.

Dividend Restrictions

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by the Office of the Comptroller of Currency (OCC). These restrictions generally limit dividends to the current and prior two years' retained earnings. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. Due to the loss reported in 2009 the Bank is not able to pay any dividends or incur additional debt with prior approval of the OCC. Dividends declared and paid in 2009 were approved by the OCC prior to declaration and payment. Future dividend payments or debt issuance by the Corporation will be based on future earnings and the approval of the OCC.

The terms of the Corporation's sale of $25.2 million of its Series B Preferred Stock to the U.S. Treasury in conjunction with the CPP include limitations on the Corporation's ability to pay dividends. For three years after the issuance or until the U.S. Treasury no longer holds any Series B Preferred Stock, the Corporation will not be able to increase its dividends above the level of its quarterly dividend declared during the third quarter of 2008 ($0.09 per common share on a quarterly basis) without, among other things, U.S. Treasury approval. Furthermore, as long as the Series B Preferred Stock issued to the U.S. Treasury is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including the Corporation's common shares, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

(15) Regulatory Capital

The Corporation and the Bank are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve Board and the Office of Comptroller of Currency. These guidelines are used to evaluate capital adequacy and include required minimums as discussed below. The Corporation and the Bank are subject to the FDIC Improvement Act. The FDIC Improvement Act established five capital categories ranging from "well capitalized" to "critically undercapitalized." These five capital categories are used by the Federal Deposit Insurance Corporation to determine prompt corrective action and an institution's semi-annual FDIC deposit insurance premium assessments.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide for five categories which in declining order are: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized", an institution must generally have a leverage capital ratio of at least five percent, a Tier I risk-based capital ratio of at least six percent, and a total risk-based capital ratio of at least ten percent.

At December 31, 2009 and 2008, the capital ratios for the Corporation and the Bank exceeded the ratios required to be "well capitalized." The "well capitalized" status affords the Bank the ability to operate with the greatest flexibility under current laws and regulations. The Comptroller of the Currency's most recent notification categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the Bank's category. Analysis of the Corporation's and the Bank's Regulatory Capital and Regulatory Capital Requirements follows:

	December 31, 2009		December 31, 2008	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Total capital (risk weighted)				
Consolidated	**$117,824**	**13.64%**	$114,750	13.44%
Bank	**107,539**	**12.46**	87,844	10.30
Tier 1 capital (risk weighted)				
Consolidated	**87,625**	**10.14**	78,846	9.24
Bank	**92,752**	**10.75**	71,171	8.35
Tier 1 capital (average assets)				
Consolidated	**87,625**	**7.70**	78,846	7.20
Bank	**92,752**	**8.14**	71,171	6.44

	December 31, 2009		December 31, 2008	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Well Capitalized:				
Total capital (risk weighted)				
Consolidated	**$ 86,381**	**10.00%**	$ 85,379	10.00%
Bank	**86,307**	**10.00**	85,285	10.00
Tier 1 capital (risk weighted)				
Consolidated	**51,849**	**6.00**	51,199	6.00
Bank	**51,769**	**6.00**	51,141	6.00
Tier 1 capital (average assets)				
Consolidated	**56,899**	**5.00**	54,754	5.00
Bank	**56,973**	**5.00**	55,257	5.00
Minimum Required:				
Total capital (risk weighted)				
Consolidated	**$ 69,105**	**8.00%**	$ 68,304	8.00%
Bank	**69,046**	**8.00**	68,228	8.00
Tier 1 capital (risk weighted)				
Consolidated	**34,566**	**4.00**	34,132	4.00
Bank	**34,512**	**4.00**	34,094	4.00
Tier 1 capital (average assets)				
Consolidated	**45,519**	**4.00**	43,803	4.00
Bank	**45,578**	**4.00**	44,206	4.00

(16) Parent Company Financial Information

LNB Bancorp, Inc.'s (parent company only) condensed balance sheets as of December 31, 2009 and 2008, and the condensed statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007 are as follows:

Condensed Balance Sheets	Year Ended December 31,	
	2009	2008
	(Dollars in thousands)	
Assets:		
Cash	**$ 2,106**	$ 25,925
Investment in The Lorain National Bank	**118,053**	94,820
Other investments	**7**	7
Note receivable — The Lorain National Bank	**4,000**	6,000
Other assets	**864**	1,010
Total Assets	**$125,030**	$127,762
Liabilities and Shareholders' Equity		
Junior subordinated debentures	**$ 20,620**	$ 20,620
Other liabilities	**269**	83
Shareholders' equity	**104,141**	107,059
Total Liabilities and Shareholders' Equity	**$125,030**	$127,762

Condensed Statements of Income	Year Ended December 31, 2009	2008	2007
	(Dollars in thousands)		
Income			
Interest income	**$ 363**	$ 390	$ 368
Cash dividend from The Lorain National Bank	**2,190**	3,900	5,160
Other income	**145**	62	2
Total Income	**2,698**	4,352	5,530
Expenses			
Interest expense	**941**	1,176	914
Other expenses	**202**	272	245
Total Expense	**1,143**	1,448	1,159
Income before income taxes and equity in undistributed net income of subsidiary	**1,555**	2,904	4,371
Income tax (benefit) expense	**(221)**	(335)	6
Equity in undistributed net income (loss) of subsidiary	**(3,777)**	157	1,147
Net Income (Loss)	**$(2,001)**	$3,396	$5,512

Condensed Statements of Cash Flows	Year Ended December 31, 2009	2008	2007
	(Dollars in thousands)		
Net Income (Loss)	**$ (2,001)**	$ 3,396	$ 5,512
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in undistributed net income (loss) of subsidiary	**3,777**	(157)	(1,147)
Share-based compensation expense, net of tax	**79**	71	58
Net change in other assets and liabilities	**174**	(1,082)	180
Net cash provided by operating activities	**2,029**	2,228	4,603
Cash Flows from Investing Activities:			
Payments for investments in subsidiaries	—	—	(15,740)
Payments for advances to The Lorain National Bank	**(25,223)**	—	—
Payments to The Lorain National Bank for subordinated debt instrument	—	—	(4,000)
Payments from The Lorain National Bank for subordinated debt instrument	**2,000**	2,000	—
Net cash provided by (used in) investing activities	**(23,223)**	2,000	(19,740)
Cash Flows from Financing Activities:			
Proceeds from issuance of junior subordinated debentures	—	—	20,620
Proceeds from issuance of preferred stock	—	25,223	—
Dividends paid	**(2,625)**	(3,940)	(5,097)
Net cash provided by (used in) financing activities	**(2,625)**	21,283	15,523
Net increase (decrease) in cash equivalents	**(23,819)**	25,511	386
Cash and cash equivalents at beginning of year	**25,925**	414	28
Cash and cash equivalents at end of year	**$ 2,106**	$25,925	$ 414

(17) Retirement Pension Plan

The Bank's non-contributory defined benefit pension plan (the Plan) covers substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's funding policy is to contribute annually an actuarially determined amount to cover current service cost plus amortization of prior service costs. Effective December 31, 2002, the benefits under the Plan were frozen and no additional benefits are accrued under the Plan after December 31, 2002.

The net periodic pension costs charged to expense amounted to $199 in 2009, $(16) in 2008 and $(15) in 2007. The following table sets forth the defined benefit pension plan's Change in Projected Benefit Obligation, Change in Plan Assets and Funded Status, including the Prepaid Asset or Accrued Liability for the years ended December 31, 2009, 2008, and 2007. The losses recognized due to settlement in the amount of $48 in 2007 results from significant lump sum distributions paid in 2007, but not actuarially projected. There were no losses recognized due to settlement in 2009 and 2008.

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Change in projected benefit obligation			
Projected benefit obligation at the beginning of the year	**$(5,723)**	$(5,559)	$(5,534)
Interest Cost	**(324)**	(324)	(308)
Actuarial gain (loss)	**(218)**	(363)	(284)
Settlement loss	—	—	(92)
Benefits paid	**549**	523	659
Projected benefit obligation at the end of the year	**$(5,716)**	$(5,723)	$(5,559)
Change in plan assets			
Fair value of plan assets at beginning of year	**$ 3,969**	$ 5,430	$ 5,374
Actual gain on plan assets	**401**	(968)	465
Employer contributions	**400**	—	250
Gain/(Loss)	—	30	—
Benefits paid	**(549)**	(523)	(659)
Fair value of plan assets at end of year	**$ 4,221**	$ 3,969	$ 5,430
Funded status (included in accrued liabilities)	**$(1,495)**	$(1,754)	$ (129)
Unrecognized actuarial loss in accumulated other comprehensive income	**$ 2,619**	$ 2,677	$ 1,037

Amounts recognized in the consolidated statements of income consist of:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net Periodic Pension Cost (Benefit)			
Interest cost on projected benefit obligation	**$ 324**	$ 324	$ 307
Expected return on plan benefits	**(275)**	(388)	(389)
Amortization of Loss	**150**	48	19
Loss recognized due to settlement	—	—	48
Net Periodic Pension Cost (Benefit)	**$ 199**	$ (16)	$ (15)

Pension liability adjustments recognized in other comprehensive income include:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Amortization of unrecognized actuarial loss	**$150**	$ 48	$ 19
Current deferral of gains (losses)	**(92)**	(1,688)	(256)
Pension liability adjustments recognized in comprehensive income	**58**	(1,640)	(237)
Tax effect	**(20)**	557	82
Net pension liability adjustments	**$ 38**	$(1,083)	$(155)

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Weighted average discount rate	**5.75%**	5.75%	5.75%
Expected long-term rate of return on plan assets	**7.50%**	7.50%	7.50%
Assumed rate of future compensation increases	**0.00%**	0.00%	0.00%

The actuarial assumptions used in the pension plan valuation are reviewed annually. The plan reviews Moody's Aaa and Aa corporate bond yields as of each plan year-end to determine the appropriate discount rate to calculate the year-end benefit plan obligation and the following year's net periodic pension cost.

Plan Assets

The Bank's Retirement Pension Plan's weighted-average assets allocations at December 31, 2009, 2008 and 2007 by asset category are as follows:

	Plan Assets at December 31,		
	2009	2008	2007
Asset Category:			
Equity securities	**57.48%**	47.53%	59.90%
Debt securities	**41.82**	52.25	35.30
Cash and cash equivalents	**0.70**	0.22	4.80
Total	**100.00%**	100.00%	100.00%
LNB Bancorp, Inc. common stock to total plan assets	**3.08%**	4.25%	8.50%

The investment strategy for 2010 will continue to be an equity security allocation percent of 60% and a debt security position of 40%. This strategy will be employed in order to position more assets to benefit from the anticipated increase in the equities market in 2010.

The Lorain National Bank has not yet decided the contribution to The Lorain National Bank Retirement Pension Plan in 2010.

The following estimated future benefit payments, which reflect no expected future service as the plan is frozen, are expected to be paid as follows:

	Amount (Dollars in thousands)
2010	$ 299
2011	312
2012	344
2013	374
2014	373
2015-2019	1,942

(18) Stock Options and Stock Appreciation Rights

A broad-based stock option incentive plan, the 2006 Stock Incentive Plan, was adopted by the Corporation's shareholders on April 18, 2006. Awards granted under this Plan as of December 31, 2009 were stock options granted in 2007, 2008 and 2009. The Corporation also has nonqualified stock option agreements outside of the 2006 Stock Incentive Plan. Grants under the nonqualified stock option agreements have been made from 2005 to 2007. On January 20, 2006, the Corporation issued an aggregate of 30,000 stock appreciation rights ("SARs") to eight employees, 15,500 of which have expired due to employee terminations. The Corporation adopted ASC Topic 718 — Compensation — Stock Compensation for the accounting and disclosure of the stock option agreements and the SARs.

The expense recorded for the year ended December 31, 2009 was $0 for SAR's and $79 for stock options. Expense recorded during 2008 and 2007 was $0 and $0 for SAR's and $78 and $79 for stock options, respectively. The number of options or SAR's and the exercise prices for these nonqualified incentive options or SAR's outstanding as of December 31, 2009 follows:

	Year Issued								
Type	2005 Option	2005 Option	2006 Option	2007 Option	2007 Option	2008 Option	2008 Option	2009 Option	2006 SAR's
Number of Options	2,500	30,000	30,000	30,000	20,000	50,000	33,000	**2,500**	14,500
Strike Price	$16.50	$ 19.17	$ 19.10	$ 16.00	$ 15.35	$ 14.47	$ 14.47	**$ 5.46**	$ 19.00
Number of Options Vested	2,500	30,000	30,000	20,000	13,334	16,666	10,165	—	14,500
Assumptions:									
Risk free interest rate	4.50%	3.92%	3.66%	4.73%	4.72%	2.94%	2.94%	**2.27%**	1.42%
Dividend yield	4.36%	3.76%	3.77%	4.50%	4.69%	4.98%	4.98%	**6.68%**	6.86%
Volatility	18.48%	17.30%	17.66%	16.52%	15.33%	15.68%	15.68%	**22.97%**	25.19%
Expected Life — years	5	6	6	7	6	6	6	**6**	4

For options granted in 2009, 2008, and 2007, the weighted average grant date fair value was $0.46, $1.13, and $1.94, respectively.

The activity in stock options outstanding for the three years ended December 31, 2009 follows:

	2009		2008		2007	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	**203,500**	**$16.18**	112,500	$17.57	62,500	$19.03
Granted	**2,500**	**5.46**	99,500	14.47	50,000	15.74
Forfeited or expired	**(8,000)**	**14.47**	(8,500)	14.47	—	—
Exercised	—	—	—	—	—	—
Stock dividend or split	—	—	—	—	—	—
Outstanding at end of year	**198,000**	**$16.12**	203,500	$16.18	112,500	$17.57
Exerciseable at end of year	**122,665**	**$17.14**	69,167	$18.23	32,500	$18.94

A summary of the status of the Corporation's nonvested shares as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

	Nonvested Shares	Weighted Average Exercise Price Per Share
Nonvested at January 1, 2009	**134,333**	**$15.13**
Granted	**2,500**	**5.46**
Vested	**53,498**	**15.73**
Forfeited	**8,000**	**14.47**
Nonvested at December 31, 2009	**75,335**	**14.45**

As of December 31, 2009 there was $17 of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted-average period of two years.

(19) Benefit Plans

The Lorain National Bank Employee Stock Ownership Plan (ESOP) was a non-contributory plan that was in effect for 2007. This plan was merged into The Lorain National Bank 401(k) Plan effective January 1, 2008. The plan covered substantially all employees. Contributions by the Bank to the ESOP were discretionary and subject to approval by the Board of Directors. Contributions were expensed in the year in which they are approved. No contributions were made to this plan in 2007. Under the terms of the ESOP agreement, the Corporation's common stock was to be the Plan's primary investment.

The Bank adopted The Lorain National Bank 401(k) Plan (the Plan) effective January 1, 2001. This Plan amended and restated the previous plan — The Lorain National Bank Stock Purchase Plan. The Plan allows for the purchase of up to 80,000 shares of LNB Bancorp, Inc. treasury shares. No shares were purchased out of Treasury during 2009, 2008 or 2007.

Under provisions of the Plan, a participant can contribute a percentage of their compensation to the Plan. For plan years prior to January 1, 2008, the Bank made a non-discretionary 50% contribution to match each employee's contribution, limited to the first six percent of an employee's wage. Effective January 1, 2008, the Plan changed to a safe-harbor status with a 3% non-elective contribution for all employees. The Plan uses the contributions of the Corporation to purchase LNB Bancorp, Inc. common stock. Effective January 1, 2001, the Plan permits the investment of plan assets, contributed by employees as well as the Corporation, among different funds.

The Bank's matching contributions are expensed in the year in which the associated participant contributions are made and totaled $370, $374, and $296, in 2009, 2008 and 2007, respectively.

(20) Commitments and Contingencies

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 30 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on Management's credit evaluation of the applicant. Collateral held is generally single-family residential real estate and commercial real estate. Substantially all of the obligations to extend credit are variable rate. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

A summary of the contractual amount of commitments at December 31, 2009 and 2008 follows:

	2009	2008
	(Dollars in thousands)	
Commitments to extend credit	**$ 68,770**	$ 76,199
Home equity lines of credit	**75,791**	81,416
Standby letters of credit	**8,616**	9,313
Total	**$153,177**	$166,928

The nature of the Corporation's business may result in litigation. Management, after reviewing with counsel all actions and proceedings pending against or involving LNB Bancorp, Inc. and subsidiaries, considers that the aggregate liability or loss, if any, resulting from them will not be material to the Corporation's financial position, results of operation or liquidity.

(21) Estimated Fair Value of Financial Instruments

The Corporation discloses estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of Cash and due from banks, Federal funds sold, short-term investments, interest bearing deposits in other banks and accrued interest receivable and other financial assets is a reasonable estimate of fair value due to the short-term nature of the asset.
- The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.
- For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- The carrying value approximates the fair value for bank owned life insurance.

- The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and interest-bearing checking, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.
- Securities sold under repurchase agreements, other short-term borrowings, accrued interest payable and other financial liabilities approximate fair value due to the short-term nature of the liability.
- The fair value of Federal Home Loan Bank advances is estimated by discounting future cash flows using current FHLB rates for the remaining term to maturity.
- The fair value of junior subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.
- The fair value of commitments to extend credit approximates the fees charged to make these commitments; since rates and fees of the commitment contracts approximates those currently charged to originate similar commitments. The carrying amount and fair value of off-balance sheet instruments is not significant as of December 31, 2009 and 2008.

Limitations

Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial Investment and Trust Services Division that contributes net fee income annually. The Investment and Trust Services Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value. The estimated fair values of the Corporation's financial instruments at December 31, 2009 and 2008 are summarized as follows:

	At December 31,			
	2009		2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and due from banks, Federal funds sold, short-term investments and interest bearing deposits in other banks	**$ 27,292**	**$ 27,292**	$ 37,275	$ 37,275
Securities	**255,482**	**255,482**	234,313	234,313
Portfolio loans, net	**784,405**	**786,154**	791,899	821,200
Loans held for sale	**3,783**	**3,783**	3,580	3,580
Accrued interest receivable	**4,072**	**4,072**	4,290	4,290

	At December 31,			
	2009		2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
Financial liabilities				
Deposits:				
Demand, savings and money market	**$423,550**	**$423,550**	$386,673	$386,673
Certificates of deposit	**547,883**	**555,302**	534,502	546,497
Total deposits	**971,433**	**978,852**	921,175	933,170
Short-term borrowings	**1,457**	**1,457**	22,928	22,928
Federal Home Loan Bank advances	**42,505**	**43,708**	53,357	54,647
Junior subordinated debentures	**20,620**	**18,489**	20,620	21,492
Accrued interest payable	**2,074**	**2,074**	3,813	3,813

The fair value of financial assets and liabilities is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are:

- Level 1 — Valuations based on quoted prices in active markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2 — Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.
- Level 3 — Assets and liabilities with valuations that include methodologies and assumptions that may not be readily observable, including option pricing models, discounted cash flow models, yield curves and similar techniques. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

The following table presents information about the Corporation's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, and the valuation techniques used by the Corporation to determine those fair values.

Description	Fair Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Trading Securities	**$ 8,445**	$—	**$ 8,445**	$—
Available for Sale Securities	**247,037**	—	**247,037**	—
Total	**$255,482**	$—	**$255,482**	$—

Description	Fair Value as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Trading Securities	$ 11,261	$—	$ 11,261	$—
Available for Sale Securities	223,052	—	223,052	—
Total	$234,313	$—	$234,313	$—

Gains of $386 and $108 were included under security gains in earnings for the year ended December 31, 2009 and 2008, respectively for assets held and measured at fair value as of December 31, 2009 and 2008.

The Corporation has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. At December 31, 2009 and 2008, such assets consist primarily of impaired loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Impaired loans accounted for under ASC 310-10-45 valued using Level 3 inputs consist of non-homogeneous loans that are considered impaired. Impaired loans valued using Level 3 inputs totaled $27,054 at December 31, 2009. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management's best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals). Impairment charges recorded to the income statement for impaired loans were $4,015 and $2,020 for the years ended December 31, 2009 and December 31, 2008, respectively.

(22) Quarterly Financial Data (Unaudited)

Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2009					
Total interest income	$14,523	$14,356	$14,523	$14,245	$57,647
Total interest expense	5,625	5,222	4,945	4,133	19,925
Net Interest income	8,898	9,134	9,578	10,112	37,722
Provision for loan losses	1,809	2,484	11,067	3,657	19,017
Net interest income after provision for loan losses	7,089	6,650	(1,489)	6,455	18,705
Noninterest income	2,857	3,244	3,124	2,731	11,956
Noninterest expense	8,360	9,480	8,737	8,753	35,330
Income tax expense (benefit)	269	(102)	(2,726)	(109)	(2,668)
Net Income (Loss)	1,317	516	(4,376)	542	(2,001)
Preferred Stock Dividend and Accretion	299	319	319	319	1,256
Net Income (Loss) Available to Common Shareholders	1,018	197	(4,695)	223	(3,257)
Basic earnings (loss) per common share	0.14	0.03	(0.64)	0.03	(0.45)
Diluted earnings (loss) per common share	0.14	0.03	(0.64)	0.03	(0.45)
Dividends declared per common share	0.09	0.09	0.01	0.01	0.20

	First	Second	Third	Fourth	Full Year
	(Dollars in thousands, except per share amount)				
2008					
Total interest income	$15,114	$14,443	$14,385	$14,386	$58,328
Total interest expense	7,594	6,304	6,156	6,135	26,189
Net Interest income	7,520	8,139	8,229	8,251	32,139
Provision for loan losses	474	4,664	471	1,200	6,809
Net interest income after provision for loan losses	7,046	3,475	7,758	7,051	25,330
Noninterest income	3,334	3,154	3,158	2,813	12,459
Noninterest expense	8,522	8,840	8,498	8,421	34,281
Income tax expense (benefit)	411	(1,076)	595	182	112
Net Income (Loss)	1,447	(1,135)	1,823	1,261	3,396
Preferred Stock Dividend and Accretion	—	—	—	91	91
Net Income (Loss) Available to Common Shareholders	1,447	(1,135)	1,823	1,170	3,305
Basic earnings (loss) per common share	0.20	(0.16)	0.25	0.16	0.45
Diluted earnings (loss) per common share	0.20	(0.16)	0.25	0.16	0.45
Dividends declared per common share	0.18	0.18	0.09	0.09	0.54

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosures*

None.

Item 9A. *Controls and Procedures*

1. Disclosure Controls and Procedures

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Corporation's management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of LNB Bancorp, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of December 31, 2009, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Securities Exchange Act of 1934.

Based upon that evaluation, management concluded as of the end of the period covered by this Annual Report on Form 10-K that the Corporation's disclosure controls and procedures were effective as of December 31, 2009.

2. Internal Control over Financial Reporting

The Management of LNB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over its financial reporting. LNB Bancorp, Inc.'s internal control over financial reporting is a process designed under the supervision of the Corporation's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Corporation's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

LNB Bancorp, Inc.'s management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control Integrated Framework." Based on this assessment, management determined that at December 31, 2009, the Corporation's internal control over financial reporting was effective.

3. Changes in Internal Control over Financial Reporting

No change in the Corporation's internal control over financial reporting occurred during the fiscal quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers, Promoters and Control Persons of the Registrant*

Information regarding the executive officers of the Corporation is set forth in Part I of this Form 10-K. Other information required to be included in this Item 10 is incorporated by reference herein from the information about the Corporation's directors provided in the section captioned "PROPOSAL 1 — Election of Directors," the information provided in the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance," and the information about the Corporation's Audit and Finance Committee, audit committee financial expert and procedures for recommending nominees to the Board of Directors and Corporate Governance provided in the sections captioned "Committees of the Board" and "Corporate Governance" in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed with the SEC.

Item 11. *Executive Compensation*

The information required to be included in this Item 11 is incorporated by reference herein from the information provided in the sections captioned "Executive Compensation and Other Information," in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed with the SEC.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information regarding security ownership of certain beneficial owners and management required to be included in this Item 12 is incorporated by reference herein from the information provided in the section captioned "Ownership of Voting Shares" in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed with the SEC. The following table shows information about the Corporation's common shares that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2009:

Equity Compensation Plan Table

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	105,500	$14.42	494,500(2)
Equity compensation plans not approved by security holders(3)	92,500	$18.05	—
Total	198,000	$16.11	494,500

(1) Consists of common shares of the Corporation issuable upon outstanding options.

(2) Represents shares available for grant under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. The LNB Bancorp, Inc. 2006 Stock Incentive Plan allows for the granting of an aggregate of 600,000 common shares in the form of awards under the plan, no more than 400,000 of which may be granted in the form of stock options and no more than 200,000 of which may be granted in the form of restricted shares.

(3) All common shares included in equity compensation plans not approved by shareholders are covered by outstanding options awarded to two current officers under agreements having the same material terms. Each of these options is a nonqualified option, meaning a stock option that does not qualify under Section 422 of the Internal Revenue Code for the special tax treatment available for qualified, or "incentive," stock options. Daniel E. Klimas was granted stock options on February 1, 2005, February 1, 2006, and February 1, 2007 each to purchase 30,000 shares which vest in 10,000 share increments on the first, second and third anniversaries of the

date of grant. Frank A. Soltis was granted an option to purchase 2,500 shares on June 27, 2005 which vested on the first year anniversary of the date of grant. Each option may be exercised for a term of 10 years from the date the option vests, subject to earlier termination in the event of death, disability or other termination of the employment of the option holder. The option holder has up to 12 months following termination of employment due to death or disability to exercise the options. The options terminate three months after termination of employment for reasons other than death, disability or termination for cause, and immediately upon termination of employment if for cause. The exercise price and number of shares covered by the option are to be adjusted to reflect any share dividend, share split, merger or other recapitalization of the common shares of the Corporation. The options are not transferable other than by will or state inheritance laws. Exercise prices for these options are equal to fair market value of the common shares at the date of grant. The stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2005 has an exercise price of $19.17 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2006 has an exercise price of $19.10 per share, the stock option for 30,000 shares awarded to Mr. Klimas on February 1, 2007 has an exercise price of $16.00 per share and the stock option for 2,500 shares awarded to Mr. Soltis has an exercise price of $16.50 per share. The options expire 10 years from the date of grant.

Item 13. ***Certain Relationships and Related Transactions***

The information required to be included in this Item 13 is incorporated by reference from the information provided in section captioned "Certain Transactions" in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed with the SEC.

Item 14. ***Principal Accounting Fees and Services***

The information required to be included in this Item 14 is incorporated by reference herein from the information provided in section captioned "Principal Accounting Firm Fees" in the Corporation's Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed with the SEC.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of Independent Registered Public Accounting Firm dated March 5, 2010 appear on pages 40 through 72 of this annual report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedules

Financial statement schedules are omitted as they are not required or are not applicable or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

Reference is made to the Exhibit Index which is found on page 77 of this Form 10-K.

(b) The exhibits referenced on the following Exhibit Index are filed as part of this report.

Exhibit Index

S-K Reference Number	Exhibit
3(a)	LNB Bancorp, Inc. Second Amended Articles of Incorporation. Incorporated by reference herein from Exhibit 3(a) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
3(b)	Certificate of Amendment to the Amended Articles of Incorporation, filed with the Ohio Secretary of State on December 11, 2008. Incorporated by reference herein from Exhibit 3.1 of the Corporation's Form 8-K filed on December 17, 2008.
3(c)	LNB Bancorp, Inc. Amended Code of Regulations. Incorporated by reference herein from Appendix A to the Corporation's Definitive Proxy Statement on Schedule 14A filed March 16, 2007.
4(a)	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Corporation dated October 24, 2000. Incorporated by reference herein from Exhibit 10(r) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
4(b)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to floating rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(c)	Indenture, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to fixed rate Junior Subordinated Debt Securities Due June 15, 2037. Incorporated by reference herein from Exhibit 4.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(d)	Amended and Restated Declaration of Trust of LNB Trust I, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.3 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(e)	Amended and Restated Declaration of Trust of LNB Trust II, dated as of May 9, 2007. Incorporated by reference herein from Exhibit 4.4 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
4(f)	Form of Warrant for Purchase of Shares of Common Stock. Incorporated by reference herein from Exhibit 4.1 of the Corporation's Form 8-K filed on December 17, 2008.
10(a)*	Form of Stock Appreciation Rights Agreement. Incorporated by reference herein from Exhibit 10.1 to the Corporation's Form 8-K filed January 25, 2006.
10(b)*	LNB Bancorp, Inc. Stock Appreciation Rights Plan, as restated. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 8-K filed on December 18, 2009.
10(c)*	Stock Option Agreement, effective as of June 27, 2005, between the Corporation and Frank A. Soltis. Incorporated by reference herein from Exhibit 10.2 to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2005.
10(d)*	Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc. dated January 28, 2005. Incorporated by reference herein from Exhibit 10(a) to the Corporation's Form 10-K for the fiscal year ended December 31, 2004.
10(e)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc, dated as of July 16, 2008. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on July 18, 2008.
10(f)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc, dated as of December 12, 2008. Incorporated by reference herein from Exhibit 10(f) to the Corporation's Form 10-K for the fiscal year ended December 31, 2008.
10(g)*	Amendment to Employment Agreement by and between Daniel E. Klimas and LNB Bancorp, Inc, dated as of December 15, 2009. Incorporated by reference herein from Exhibit 10.3 of the Corporation's Form 8-K filed on December 18, 2009.
10(h)	Amendment to Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc., and The Lorain National Bank dated October 6, 2003. Incorporated by reference herein from Exhibit (10a) to the Corporation's Form 10-K for the year ended December 31, 2003.

S-K Reference Number	Exhibit
10(i)*	The Lorain National Bank Retirement Pension Plan amended and restated effective December 31, 2002, dated November 19, 2002. Incorporated by reference herein from Exhibit 10 to the Corporation's annual report on Form 10-K for the year ended December 31, 2002.
10(j)	Lorain National Bank Group Term Carve Out Plan dated August 7, 2002. Incorporated by reference herein from Exhibit 10(a) to the Corporation's quarterly report on Form 10-Q for the quarter ended September 30, 2002.
10(k)	Restated and Amended Employment Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(a) to the Corporation's Form 10-K for the year ended December 31, 2001.
10(l)	Supplemental Retirement Benefits Agreement by and between Gary C. Smith and LNB Bancorp, Inc, and The Lorain National Bank dated December 22, 2000. Incorporated by reference herein from Exhibit 10(n) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(m)	Amended Supplemental Retirement Agreement by and between Thomas P. Ryan and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(o) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(n)	Amended Supplemental Retirement Agreement by and between Gregory D. Friedman and LNB Bancorp, Inc. and The Lorain National Bank dated December 23, 2000. Incorporated by reference herein from Exhibit 10(p) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(o)*	Amended Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated June 15, 1999. Incorporated by reference herein from Exhibit 10(q) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(p)*	Supplemental Retirement Agreement by and between James F. Kidd and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(t) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(q)	Supplemental Retirement Agreement by and between Thomas P. Ryan and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(u) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(r)	Supplemental Retirement Agreement by and between Gregory D. Friedman and The Lorain National Bank dated July 30, 1996. Incorporated by reference herein from Exhibit 10(v) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(s)	Agreement To Join In The Filing of Consolidated Federal Income Tax Returns between LNB Bancorp, Inc. and The Lorain National Bank dated February 27, 2004. Incorporated by reference herein from Exhibit 10(w) of the Corporation's Form 10-K for the fiscal year ended December 31, 2005.
10(t)*	LNB Bancorp, Inc. 2006 Stock Incentive Plan, as restated. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on December 18, 2009.
10(u)*	2008 Management Incentive Plan for Key Executives, as restated. Incorporated by reference herein from Exhibit 10(ee) of the Corporation's Form 10-K for the fiscal year ended December 31, 2008.
10(v)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust I. Incorporated by reference herein from Exhibit 10. 1 of the Corporation's Form 1 0-Q for the fiscal quarter ended June 30, 2007.
10(w)	Guarantee Agreement, dated as of May 9, 2007, by and between LNB Bancorp, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to securities of LNB Trust II. Incorporated by reference herein from Exhibit 10.2 of the Corporation's Form 10-Q for the fiscal quarter ended June 30, 2007.
10(x)*	Change in Control Supplemental Executive Compensation Agreement between LNB Bancorp, Inc. and David S. Harnett, dated August 8, 2007. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 10-Q for the fiscal quarter ended September 30, 2007.
10(y)*	LNB Bancorp, Inc. 2007 Chief Executive Officer Long Term Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed January 15, 2008.

S-K Reference Number	Exhibit
10(z)*	Form of Nonqualified Stock Option Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 6, 2008.
10(aa)	Letter Agreement, dated December 12, 2008, between the Corporation and the U.S. Treasury, which includes the Securities Purchase Agreement — Standard Terms attached thereto, with respect to the issuance and sale of the Series B Preferred Stock and Warrant. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on December 17, 2008.
10(bb)*	2009 Management Incentive Plan for Key Executives, as restated. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed on November 10, 2009.
10(cc)*	Form of Restricted Stock Agreement under the LNB Bancorp, Inc. 2006 Stock Incentive Plan. Incorporated by reference herein from Exhibit 10.1 of the Corporation's Form 8-K filed February 25, 2010.
21.1	Subsidiaries of LNB Bancorp, Inc.
23.1	Consent of Plante & Moran, PLLC.
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15-d-14(a), dated March 12, 2010 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2009.
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15-d-14(a), dated March 12, 2010 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2009.
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 12, 2010 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2009.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 12, 2010 for LNB Bancorp, Inc.'s annual report on Form 10-K for the year ended December 31, 2009.
99.1	Certification of the Chief Executive Officer Pursuant to Sections 101(a)(1), 101(c)(5), and 111 of the Emergency Economic Stabilization Act of 2008, as Amended by the American Recovery and Reinvestment Act of 2009, dated March 12, 2010.
99.2	Certification of the Chief Financial Officer Pursuant to Sections 101(a)(1), 101(c)(5), and 111 of the Emergency Economic Stabilization Act of 2008, as Amended by the American Recovery and Reinvestment Act of 2009, dated March 12, 2010.

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LNB BANCORP, INC.
(Registrant)

Date: March 12, 2010

By: /s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Daniel P. Batista	Director	
/s/ Robert M. Campana Robert M. Campana	Director	March 12, 2010
/s/ Terry D. Goode Terry D. Goode	Director	March 12, 2010
/s/ James F. Kidd James F. Kidd	Vice Chairman and Director	March 12, 2010
/s/ J. Martin Erbaugh J. Martin Erbaugh	Director	March 12, 2010
Benjamin G. Norton	Director	
/s/ Jeffrey F. Riddell Jeffrey F. Riddell	Director	March 12, 2010
/s/ John W. Schaeffer, M.D. John W. Schaeffer, M.D.	Director	March 12, 2010
/s/ Lee C. Howley Lee C. Howley	Director	March 12, 2010
/s/ Donald F. Zwilling Donald F. Zwilling	Director	March 12, 2010
/s/ James R. Herrick James R. Herrick	Chairman and Director	March 12, 2010
/s/ Thomas P. Perciak Thomas P. Perciak	Director	March 12, 2010

/s/ Daniel G. Merkel Daniel G. Merkel	Director	March 12, 2010
/s/ Daniel E. Klimas Daniel E. Klimas	President and Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2010
/s/ Gary J. Elek Gary J. Elek	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2010



Large enough to serve,
small enough to care.




LNB
Bancorp, Inc.





Mail:
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

E-Mail: InvestorRelations@4lnb.com
Internet: www.4lnb.com
Telephone: (440) 244-6000
Toll Free: (800) 860-1007
Telefax: (440) 244-4815